As confidentially submitted to the Securities and Exchange Commission on October 12, 2023.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________

Amendment No. 1 to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
___________________________

Brag House Holdings, Inc.
(Exact name of registrant as specified in its charter)

___________________________

Delaware	7990	87-4032622
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

25 Pompton Avenue, Suite 101
Verona, NJ 07044
(888) 515-5029
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________________

Lavell Juan Malloy, II
Chief Executive Officer
Brag House Inc.
25 Pompton Avenue, Suite 101
Verona, NJ 07044
(917) 599-8334
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________

Copies to:

Robert Cohen, Esq. Daniel L. Woodard, Esq. McDermott Will & Emery LLP One Vanderbilt Ave New York, NY 10017 Telephone: (212) 547-5885	Joel Mayersohn, Esq. Dickinson Wright PLLC 350 East Las Olas Boulevard, Suite 1750 Fort Lauderdale, FL 33301 (954) 991-5420

___________________________

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2023

PRELIMINARY PROSPECTUS

            Shares

Brag House Holdings, Inc.

Common Stock

________________________________

We are offering            shares of our common stock. This is our initial public offering. We expect the initial public offering price to be between $            and $            per share.

Prior to the offering, there has been no public market for our common stock. We have applied to list our common stock on The Nasdaq Capital Market, or Nasdaq, under the symbol “TBH” which listing is a condition to this offering. However, no assurance can be given that our application will be approved and that our Common Stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and will terminate this offering.

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our common stock under the heading “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted a 45-day option to the underwriters to purchase up to            additional shares of common stock, representing 15% of the common stock sold in this offering, solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Delivery of the shares of common stock is expected to be made on or about            , 2023.

________________________________

WESTPARK CAPITAL, INC.

The date of this prospectus is            , 2023

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements as of December 31, 2022 and December 31, 2021 represent the operations of Brag House Holdings, Inc.

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated throughout this registration statement, the terms “Brag House,” “we,” “us,” our,” “our company,” “Company” and “our business” refer to Brag House Holdings, Inc. and its wholly owned subsidiaries, Brag House Inc. and Brag House Ltd.

i

PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 10, “Special Note Regarding Forward-Looking Statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

We have applied to list our Common Stock on Nasdaq, which listing is a condition to this offering. However, no assurance can be given that our application will be approved and that our Common Stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering.

Business Overview

Brag House offers an integrated electronic video game sports, or esports, platform designed for casual gamers and their friends to experience the fun, passion, intensity and excitement of college sports rivalries in an organic, inclusive and personalized gaming environment.

The vision for Brag House began with our founders — co-founder and Chief Executive Officer Lavell Juan Malloy, II and co-founder, Chief Operating Officer and Interim Chief Financial Officer Daniel Leibovich — who recognized a need in the gaming industry for an esports platform focused on the casual college gamer. Driven by this vision, our mission is to facilitate, support and enhance the organic — and sometimes spontaneous — creation of digital communities of casual games while delivering value to our shareholders through our diversified revenue model.

•        Our Vertically Integrated Social Network.    Driven by our founders’ vision, we have developed and intend to implement an integrated social network that facilitates the development of digital communities of casual gamers that are supported and enhanced through interactive streaming capabilities, instant messaging, openly available community spaces, leaderboards and our Brags — unique risk-free non-monetary “bets” that users can place on gaming outcomes. Our vertically integrated approach combines gamer recruitment, facilitation of community engagement and content creation, livestream production and tournament host activities. By facilitating the creation and publication of all content on our platform, we believe we will be able to offer a one-stop interface and control all aspects of the user experience, from community building, to gamified engagement, to hosting and producing tournaments. Through our company platform, or our Brag House Platform, we aim to attract college-aged gamers by using differentiated engagement functionalities to meet them where and how they play.

•        Our Diversified Revenue Channels.    Our diversified revenue model focuses on advertising and branding partnerships (B2B) as well as our members and users (B2C).

•        B2B:

Tournaments and Tertiary Fees

We are able to leverage our esports tournaments to enhance and monetize our B2B partnerships. We perform all publicity and marketing for the tournament and host its production, including the streaming and live broadcast of the tournament. Through December 31, 2022, we have held 22 tournaments, and six of those tournaments were sponsored by corporate entities including Fortune 500 companies that have generated approximately $300,000 in revenue for us. We anticipate that for 2023, tournaments and sponsorships with major sports enterprises and corporate entities will constitute approximately 99% of our revenue, while subscriptions, merchandise and other forms of revenue to be approximately 1%.

Advertising and Marketing Fees

At Brag House, we aim to connect advertisers with college-aged gamers, consumers and esports fans. This involves soliciting advertisers to promote their products through digital channels (such as on our social media accounts and in our Brag House Platform), and also through physical channels (such as by advertising with billboards or signs at our live events). In growing the network of Brag House Platform users, we will continue to make ourselves and our events an appealing destination for advertisers to promote their products.

Collegiate Leads Program

We will continue to develop our network through our Collegiate Leads Program, or our CL Program — where our on-the-ground student ambassadors (i.e. “Collegiate Leads”) help us refine our product offering and expand our footprint on campuses around the country. Through our CL Program, our Collegiate Leads will represent Brag House, organize local tournaments and promote brand awareness. We plan to have over 50 Collegiate Leads across 50 campuses. In addition to promoting Brag House at their own schools, we plan to have these Collegiate Leads reach out to other universities and establish a gaming presence in over 150 colleges and universities in the United States by the end of 2023.

•        B2C:    We intend to offer a subscription model in which our users can select from different membership tiers, giving them access to additional features, prizes and Brag Bucks — our non-monetized virtual coin that can be used only within our platform’s ecosystem. As of December 31, 2022, we had not commenced offering paid subscriptions (memberships). We anticipate offering paid subscriptions in 2024.

Our Mission and Approach

Our mission is to foster connectivity and to facilitate an organic and inclusive community in which casual gamers, streamers, fans and friends can compete, enjoy friendly bragging and bantering in a safe environment, support their players and teams and win prizes. To that end, we create exciting and personalized experiences for our users. Our vertically integrated Brag House Platform incorporates features for social media interaction, live streaming and gamification through both web and mobile offerings to provide gamers, streamers and their friends the opportunity to celebrate their love of gaming and competition.

We leverage existing college sports rivalries by hosting tournaments and livestreams with a top-tier production experience, which includes game commentary, in-game interviews, play-by-play analysis, post-game analysis, live broadcast digital visuals and tournament brackets. In addition, we encourage our users to engage with these tournaments and livestreams by offering them the ability to partake and enter in-game stat-based predictions on the outcomes of these events. This is known as our “Bragging Functionality.” Our Bragging Functionality includes our in-platform non-monetary currency, or Brag Bucks, that are utilized by our users to enter into those predictions, as well as digital tokens that are awarded to users for engaging with the Brag House Platform. These digital tokens, or Loyalty Tokens, can be redeemed for prizes. We describe our Bragging Functionality, Brag Bucks and Loyalty Tokens below in greater detail under the headings “Business — Our B2C Strategy — Leveraging Bragging Functionality” and “Business — Our B2C Strategy — Providing In-Application Digital Product Purchase Opportunities.” Whether through gameplay highlights, live-streamed esports competitions or custom-designed digital gameplay environments, the Brag House audience is regularly watching and engaging.

The Esports Industry

Esports is a general label that comprises a diverse offering of competitive electronic games that gamers play against each other. Some of the popular esports games currently being played include Fortnite, League of Legends, Dota 2, Counter-Strike, Call of Duty, Overwatch and FIFA. Although you can play games on your own against the computer or console, one of the ways esports is different than video games of old is the community and spectator nature of esports — competitive play against another person — either one-on-one or in teams — that is viewed by an online and in-person audience, is a central feature of esports. Since players play against each other online, a global network has developed as these players compete against each other worldwide. Additionally, game developers have greatly increased the watchability of games, which has made the spectator aspect of gaming much more prevalent and further drives expansion of the gaming market. The expanded reach of high-speed Internet service and the computer technology advances in the last decade have also greatly accelerated the growth of esports. Esports has now become so popular that many schools offer scholarships in esports; the best-known esports teams are getting mainstream sponsorship and are being bought or invested in by celebrities, athletes and professional sports teams. The highest-profile esports gamers have significant online audiences as they stream themselves playing against other players online, and potentially can generate millions of dollars in sponsorship money and subscription fees to their online streaming channels. According to the South African Journal of Sports Medicine, an estimated 645 million people watched esports globally in 2022. According to Newzoo, a video game market data company, the global esports revenue was approximately $1.8 billion in 2022.

Our Competitive Strengths

Based on management’s experience in the industry, we believe we have the following competitive strengths which enable us to compete effectively:

•        We were the first to focus on the casual gamer market and to use a grassroots approach to build and reach our target community.

•        We have intentionally developed our Brag House Platform that allows casual gamers to improve their skills while at the same time allowing fans to engage with the casual gamer community.

•        Our vertically integrated Brag House Platform has allowed us to concurrently develop what we believe are compelling B2C and B2B product and service offerings, including our Bragging Functionality and Loyalty Tokens in connection to the consolidation of services.

We believe these competitive strengths allow us to develop unique relationships with casual gamers and their fans in a way that is beneficial to the brands trying to reach casual gamers as well as the casual gamers and their fans alike.

Growth Prospects

As we continue to invest in creating inclusive, exciting and personalized experiences for our users through our vertically integrated Brag House Platform, we will strive to build a leadership position within the growing esports gaming industry. We have established key areas of strategic focus that will guide the way we think about our future B2C and B2B growth prospects:

Expanding our community of casual gamers and fans is our top priority.    Non-professional gamers represent more than 99% of all gamers globally according to Cyber Athletiks, presenting what we believe is a robust market segment that presents meaningful opportunity for growth. As of December 31, 2022, we had 1,236 Bragger members (as defined below), an approximate 43% growth from December 31, 2021.

We experienced strong community growth in 2022, reaching nearly 300,000 video views of our Brag House content through December 31, 2022 on video platforms including Twitter, TikTok, Meta, Twitch and YouTube, compared to nearly 160,000 video views through 2020 and 2021, which represent a 243% increase in views year-over-year from 2020 to end of Year 2022. We have also generated nearly 6 million impressions since inception, which represents approximately a 111% increase, or 2X growth, year-over-year from 2020 to end of Year 2022. Additionally, in 2022, Brag House spectators who viewed live streams remained on the platform for 26 minutes across over 7,000 live views, which represents nearly a 2.5X increase compared to the industry benchmark of 11 minutes. We capitalized this growth and user access to develop four current marketing and branding relationships as of June 30, 2023 with companies such as Coca-Cola, McDonald’s, the City of Fort Worth and the Denver Broncos. These B2B relationships have already contributed $367,000 in gross revenue in 2023, and are expected to commit between $2-$5 million by the end of 2024.

We will continue to invest in, and further enhance, our mobile and web platforms by (i) implementing a livestreaming functionality where our users can watch gaming streams live and chat, (ii) setting up separate subcommunities on our platform broken down by similar gaming interest, geographic location or college affiliation, (iii) promoting engagement that fosters a competitive and safe atmosphere among players who wish to compete against one another, and (iv) adding virtual and physical prizes that our users can win through engaging with our platform. We feel that the above measures will foster a positive relationship with our current userbase and foster community growth.

Strengthen and grow our B2B Partnerships.    Given the potential reach of our tournaments, we believe we have the ability to reach, connect with, and influence a significant segment of casual gamers and spectators in a direct and authentic way. B2B partnerships represent a key part of our financial strategy, and because our target demographic represents such a large segment of the gaming market, we believe we can be a bridge between our users and tournament participants and our B2B partners.

Organic Growth through Additional Offerings.    Though Brag House was founded for casual gamers, and providing a home for casual gamers will continue to be our mission, we believe we can attract professional streamers and gamers by facilitating discoverability within our platform. We believe we can help casual gamers grow their following and create original content through our Brag House Platform for fans and followers through access to our library resources and services. In addition, we believe we can establish relationships with esports agencies and professional gaming organizations, and then connect these organizations to the gamers who build their profile using our platform. While we currently have no plans to become an in-person events company, we believe there is demand for in-person esports events. Our first in-person event hosted at the University of Dallas in October 2021 drew more than 2,500 students and faculty; our aim is to replicate and increase this turnout in future in-person events.

We encourage content creation by our users as part of our effort to help casual gamers interested in pursuing professional gaming, as a result, content creation may become one of our sources of revenue in the future.

Summary of Risk Factors

Our business is subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects, that you should consider before making an investment decision. Some of the more significant risks and uncertainties relating to an investment in our company are listed below. These risks are more fully described in the “Risk Factors” section of this prospectus immediately following this prospectus summary:

Risks Relating to our Business

•        We have not produced significant revenues. This makes it difficult to evaluate our future prospects and increases the risk that we will not be successful.

•        Our history of recurring losses and anticipated expenditures raises substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

•        The loss of or a substantial reduction in activity by one or more of our largest clients, vendors and/or sponsors could materially and adversely affect our business, financial condition and results of operations.

•        We may experience fluctuations in our operating results, which make our future results difficult to predict and could cause our operating results to fall below expectations.

•        Our revenue model may not remain effective, and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

•        Competition within the broader entertainment industry is intense and our existing and potential users may be attracted to competing forms of entertainment such as television, movies and sporting events, as well as other entertainment and esports options on the Internet. If our offerings do not continue to be popular, our business could be harmed.

•        Our marketing and advertising efforts may fail to resonate with amateur gamers and creators.

•        Technology changes rapidly in our business and if we fail to anticipate or successfully implement new technologies or adopt new business strategies, technologies or methods, the quality, timeliness and competitiveness of our amateur tournaments or competitions may suffer.

•        We have a unique community culture that is vital to our success. Our operations may be materially and adversely affected if we fail to maintain this community culture as we expand in our addressable gamer communities.

•        The amateur esports gaming industry is intensely competitive. Gamers and creators may prefer our competitors’ amateur competitions or tournaments over our own.

•        We have entered into limited license agreements with game publishers. Failure to renew existing licensing agreements or to enter into new licensing agreements may require us to modify, limit, or discontinue certain services, which could materially affect our business, financial conditions and results of operations.

•        Our growth will depend on our ability to attract and retain users, and the loss of our users, failure to attract new users in a cost-effective manner, or failure to effectively manage our growth could adversely affect our business, financial condition, results of operations and prospects.

•        The ability to grow our business is dependent in part on the success and availability of mass media channels developed by third parties, as well as our ability to develop commercially successful content, and amateur tournaments and competitions.

•        We depend on servers to operate our Brag House Platform with online features and our online gaming service. If we were to lose server functionality for any reason, our business may be negatively impacted.

•        Growth and engagement of our gamer community depends upon effective interoperability with mobile operating systems, networks, mobile devices and standards that we do not control.

•        Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose their services.

•        Our growth will depend, in part, on the success of our strategic relationships with third parties. Over-reliance on certain third parties, or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.

•        We generate revenue from advertising. The loss of advertisers, or reduction in spending by advertisers with Brag House, could seriously harm our business.

•        Our business is subject to regulation, and changes in applicable regulations may negatively impact our business.

Risks Relating to Intellectual Property

•        We may be subject to claims of infringement of third-party intellectual property rights, which are costly to defend, could result in significant damage awards, and could limit our ability to use certain technologies in the future.

•        Our technology, content and brands are subject to the threat of piracy, unauthorized copying and other forms of intellectual property infringement.

•        Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our registered trademark or pending trademarks, brands or websites, or misappropriate our data and copy our gaming platform, all of which could cause confusion, divert gamers and creators away from our gaming platform and league tournaments, or harm our reputation.

•        We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

•        We may be subject to legal liability for information or content displayed on, retrieved from or linked to our online gaming platform, or distributed to our users.

•        Changes in intellectual property laws and governmental regulations regarding the internet that are applied adversely to us or our members may have a material adverse effect on our business operations, financial condition and results of operations.

Risks Relating to the Public Health Epidemics

•        Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact our business.

Risks Relating to This Offering and Ownership of Our Common Stock

•        Our management team has limited experience managing a public company.

•        We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

•        As a result of becoming a public company, we will be obligated to report on the effectiveness of our internal controls over financial reporting. These internal controls may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

•        The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company” under the JOBS Act. Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a material adverse effect on our business, results of operations and financial condition.

•        We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an “emerging growth company”, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        the option to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•        not being required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, we will cease to be an emerging growth company if any of the following events occur prior to the end of such five-year period: (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period, or (iii) we become a “large accelerated filer,” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act). We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Corporate Information

We were formed as a Delaware corporation in December 2021. For tax purposes, the Company made the S-Corporation election for the initial years of tax filing. As a result of the UK Reorganization, the Company no longer qualifies for this tax status election and is taxed as a C-Corporation for the years beginning 2021 and onward.

BHI, our wholly-owned indirect subsidiary and the entity through which our operations are primarily conducted, was formed as a Delaware corporation in February 2018.

Brag House Ltd., or BHL, our direct subsidiary and intermediate parent company of BHI, is a company organized under the laws of England & Wales and was incorporated in June 2021.

Our principal executive offices are located at 25 Pompton Avenue, Suite 101, Verona, NJ 07044 and our telephone number is 888-515-5029. Our website address is www.braghouse.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Prior to July 2021, our shareholders directly held shares of common stock of our subsidiary, BHI. In August 2021, in anticipation of a potential listing on the London Stock Exchange, the shareholders of BHI exchanged all 10,000,000 shares of BHI common stock on a one for 14.07 basis in exchange for 140,700,000 ordinary shares of BHL, and BHI became a wholly-owned subsidiary of BHL, or the UK Reorganization.

Following the UK Reorganization, the board of directors of BHL determined that it was in the best interests of BHL and its shareholders that an initial public offering in the United States and concurrent listing on Nasdaq be pursued. To effect that proposed initial public offering and listing on Nasdaq, in December 2021, the Company was formed. In connection with this offering, prior to the effectiveness of the registration statement, on February 8, 2022 the Company approved a reorganization, in which the shareholders of BHL would exchange their ordinary shares and preference shares of BHL for a proportionate number of common and preferred shares in the Company on a 21 to 1 basis (the “U.S. Reorganization”). Immediately following the U.S. Reorganization, BHL became the wholly-owned subsidiary of the Company, and BHI became the indirect wholly-owned subsidiary of the Company.

We anticipate that BHL will be wound down and dissolved as soon as reasonably practicable following the consummation of this offering.

The Offering

Common stock offered by us	shares.
Option to purchase additional shares	We have granted the underwriters an option for a period of 45 days to purchase up to additional shares of common stock.
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $            million (or approximately $            million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

Lock-up agreements

We and our officers, directors and 1% or greater stockholders have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for 360 days after the date of this prospectus. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Risk factors

We urge you to read the section titled “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Capital Market symbol

We have applied to list our Common Stock on Nasdaq under the symbol “TBH,” which listing is a condition to this offering. However, no assurance can be given that our application will be approved and that our Common Stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and will terminate the offering.

The number of shares of our common stock to be outstanding after this offering is based on              shares of our common stock outstanding as of September            , 2023 and excludes:

•        the conversion of 200,000 shares of Series A convertible preferred stock into shares of common stock on a one-for-one basis upon consummation of this offering; and

•        the conversion of Original Issue Discount Convertible Promissory Notes into 10,273 shares of common stock on a one-for-one basis upon consummation of this offering.

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

•        no exercise by the underwriters of their option to purchase            additional shares of our common stock in this offering.

SUMMARY FINANCIAL DATA

The following tables set forth our summary financial data for the periods indicated. We have derived the statements of operations data for the years ended December 31, 2022 and 2021 and the balance sheet data as of December 31, 2022 and 2021 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected for any future period. You should read the following summary financial data together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	For the years ended December 31,
	2022	2021
	(Audited)	(Audited)
Statements of Operations Data:
Revenue	$250,305	$52,957
Cost of sales	$104,270	$29,375
Operating expenses	$3,280,741	$2,158,730
Other (income) expenses	$393,793	$(240)
Loss before income taxes	$(3,528,499)	$(2,134,908)
Benefit from (provision for) income taxes	—	—
Net loss	$(3,528,499)	$(2,134,908)
Other comprehensive loss	$(694)	$(14,485)
Total comprehensive loss	$(3,529,193)	$(2,149,393)
Weighted-average common shares outstanding, basic and diluted	13,823,815	8,846,054
Basic and diluted net loss per common share	$(0.26)	$(0.24)
	As of December 31, 2022
	Actual	As Adjusted(1)(2)
Balance Sheet Data:
Cash and Cash Equivalents	$560,379
Working capital(3)	$(1,969,575)
Total assets	$670,919
Total liabilities	$2,631,855
Accumulated deficit	$(6,686,835)
Total equity (deficit)	$(1,960,936)

____________

(1)      The as adjusted balance sheet data gives effect to the issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted balance sheet data assumes no exercise of the underwriters’ over-allotment option.

(2)      Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets, and total equity by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us at the assumed initial public offering price, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets, and total equity by $            million. The adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(3)      We define working capital as current assets less current liabilities.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below. For a summary of these risk factors, please see “Summary of Risk Factors” in the section titled “Prospectus Summary” beginning on page 1 of this prospectus.

Risks Relating to Our Business

We have not produced significant revenues. This makes it difficult to evaluate our future prospects and increases the risk that we will not be successful.

Our operations since inception have produced limited revenues and may not produce significant revenues in the near term, or at all, which may harm our ability to obtain additional financing and may require us to reduce or discontinue our operations. You must consider our business and prospects in light of the risks and difficulties we will encounter as a company operating in a rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results, and financial condition.

Our history of recurring losses and anticipated expenditures raises substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We have incurred operating losses to date and it is possible we may never generate a profit. Our financial statements included elsewhere in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. If we are unable to raise sufficient capital in this offering or otherwise as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital, enter into critical contractual relations with third parties and otherwise execute our development strategy. We incurred a net loss of $3,528,499 for the year ended December 31, 2022, and our accumulated deficit was $6,686,835 as of December 31, 2022.

We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our financial condition. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our financial condition. If our esports platform does not achieve sufficient market acceptance and our revenues do not increase significantly, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

The loss of or a substantial reduction in activity by one or more of our largest clients, vendors and/or sponsors could materially and adversely affect our business, financial condition and results of operations.

For the year ended December 31, 2022, our partnerships accounted for approximately 99% of our revenue. As we are still developing our Brag House platform and attracting new users, the loss of any one of these partners from a historical perspective would be significant.

These partners and details regarding our dealings with them are as follows:

Moroch Partners, Inc.    In 2021, we entered into an Agency Supplier Agreement with Moroch Partners, Inc., or Moroch, a marketing and communications agency. Pursuant to our agreement with Moroch, we held the “Texas Loyalty Cup”, a Brag House tournament, in 2021 in collaboration with McDonald’s and Coca-Cola. The success of the tournament led to a continued and stronger relationship with McDonald’s and Coca-Cola as we further held two tournaments in 2022: “SoCal FIFA 23 Tournament” which was a direct contract with Coca-Cola and collaborated with McDonald’s through their marketing agency of the Southern California Region, Davis Elen, or DE, and “Black and Positively Golden Gamers HBCU Tournament Featuring Fortnite” which was a contract with McDonald’s through their agency, Walton Isaacson, or WI in collaboration with Coca-Cola. Due to the success Brag House was able to achieve, the partnership with McDonald’s and Coca-Cola grew stronger as Brag House has been contracted for a multi-year agreement by Coca-Cola, in collaboration with McDonald’s, for the third consecutive year to host a Fortnite tournament across nationwide tournament with student gamers from five States (Washington, Oregon, California, Oklahoma and Kansas). The tournament is known as the Golden Royale Cup, and will take place over the course of three weeks in November, with four qualifying matches and then a grand finale match.

Denver Broncos and the City of Fort Worth

In addition to the already scheduled tournament in 2023 with McDonald’s and Coca-Cola, Brag House has finalized two major partnerships agreements; the first with the Fort Worth Sports Commission, or FWSC, a division of The City of Fort Worth, to host a first-of-its-kind in-person esports event, which will be streamed live digitally as well, in 2024 at the Fort Worth Convention Center, or FWCC, focused on college students for the State of Texas where Brag House is anticipating over 100 Texas colleges and Universities to take part in the event and have over 20,000 visitors attend the event in-person and over 500,000 spectators through the live streaming; the second with the Denver Broncos, a world-renowned American Football franchise that competes in the National Football League, or NFL, to be a gaming partner for in-person and digital gaming activations (i.e. gaming events) for, at minimum, the 2023-2025 NFL seasons.

Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.

Our financial performance is subject to global and U.S. economic conditions and their impact on levels of spending by users and advertisers. We are currently dealing with global changes in the macro-economic environment including disruptions in supply chain, labor disruptions, challenges in manufacturing, declines in customer demand, inflationary pressures, rising interest rates, and an impaired ability to access credit and capital markets, among other things. There are uncertainties as to the outcome of current financial conditions, including a recessionary environment or a contraction in the economy, which may impact overall consumer demand and supply requirements. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the entertainment and esports industries, which may adversely affect our business and financial condition.

In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce users’ disposable income and advertisers’ budgets. Anyone of these changes could have a material adverse effect on our business, financial condition, results of operations or prospects.

A reversal of the U.S. economic recovery and a return to volatile or recessionary conditions in the United States or abroad could adversely affect our business or our access to capital markets in a material manner.

To date, our principal sources of capital used to fund our operations have been the net proceeds we received from sales of equity securities. We have and will continue to use significant capital for the growth and development of our business, and, as such, we expect to seek additional capital either from operations or that may be available from future issuance(s) of common stock or debt financings, to fund our planned operations.

Accordingly, our results of operations and the implementation of our long-term business strategy could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the adverse consequences arising out of disruption caused by COVID-19. The most recent global financial crisis resulted in extreme volatility and slowdown in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business and could have a material adverse effect on us, including limiting our ability to obtain additional capital from the capital markets. We could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which we operate.

We may experience fluctuations in our operating results, which make our future results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly financial results have fluctuated in the past and we expect our financial results to fluctuate in the future. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business.

We have a limited operating history. Although we have experienced significant growth since our gaming platform for amateur online experiences was launched, and we established our amateur tournaments and competitions, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolution of our business model. We may not be able to achieve similar results or accelerate growth at the same rate as we have historically. As our amateur tournaments and competitions continue to develop, we may adjust our strategy and business model to adapt. These adjustments may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

In addition, our rapid growth and expansion have placed, and continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods including our direct to consumer offerings, attract and retain competitive gamers and creators, increase engagement, continue developing innovative technologies, tournaments and competitions in response to shifting demand in esports and online gaming, increase brand awareness, and expand into new markets. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

We are subject to risks associated with operating in a rapidly developing industry and a relatively new market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of live streaming of competitive esports gaming. The market for esports and amateur online gaming competition is relatively new and rapidly developing and are subject to significant challenges. Our business relies upon our ability to cultivate and grow an active gamer community, and our ability to successfully monetize such a community through tournament fees, digital subscriptions for our esports gaming services, and advertising and sponsorship opportunities. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the esports gaming industry, including rapid technological evolution, continued shifts in gamer trends and demands, frequent introductions of new games and titles and the constant emergence of new industry standards and practices. Developing and integrating new games, titles, content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. We cannot assure you that we will succeed in any of these aspects or that the esports gaming industry will continue to grow as rapidly as it has in the past.

Our revenue model may not remain effective, and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We generate revenues from advertising, sponsorship and league tournaments, and through the operation of our live streaming platform using a revenue model whereby gamers and creators can get free access to certain live streaming of amateur tournaments, and gamers and creators pay fees to compete in league competition. We have generated, and expect to continue to generate, a substantial portion of revenues using this revenue model in the near term. We are, however, particularly focused on implementing a direct to consumer model for our expanding gamer base. Although our business has experienced significant growth in recent years, there is no guarantee that our direct to consumer packages will gain significant traction to maximize our growth rate in the future, as the demand for our offerings may change, decrease substantially or dissipate, or we may fail to anticipate and serve gamer demands effectively.

Our marketing and advertising efforts may fail to resonate with amateur gamers and creators.

Our amateur tournaments and competitions are marketed through a diverse spectrum of advertising and promotional programs and campaigns such as online and mobile advertising, marketing through websites, event sponsorship and direct communications with our gaming community including via email, blogs and other electronic means. An increasing portion of our marketing activity is taking place on social media platforms that are either outside, or not totally within, our direct control. Changes to gamer preferences, marketing regulations, privacy and data protection laws, technology changes or service disruptions may negatively impact our ability to reach target gamers and creators. Our ability to market our amateur tournaments and competitions is dependent in part upon the success of these programs. If the marketing for our amateur tournaments and competitions fails to resonate and expand with the gamer community, or if advertising rates or other media placement costs increase, our business and operating results could be harmed.

Technology changes rapidly in our business and if we fail to anticipate or successfully implement new technologies or adopt new business strategies, technologies or methods, the quality, timeliness and competitiveness of our amateur tournaments or competitions may suffer.

Rapid technology changes in the esports gaming market require us to anticipate, sometimes years in advance, which technologies we must develop, implement and take advantage of in order to be and remain competitive in the esports gaming market. We have invested, and in the future may invest, in new business strategies including a direct to consumer model, technologies, products, or games or first-tier game titles to continue to persistently engage the amateur gamer and deliver the best online and in-person gaming experience. Such endeavors may involve significant risks and uncertainties, and no assurance can be given that the technology we choose to adopt and the features that we pursue will be successful. If we do not successfully implement these new technologies, our reputation may be materially adversely affected, and our financial condition and operating results may be impacted. We also may miss opportunities to adopt technology or develop amateur tournaments or competitions that become popular with gamers and creators, which could adversely affect our financial results. It may take significant time and resources to shift our focus to such technologies, putting us at a competitive disadvantage.

Our development process usually starts with particular gamer experiences in mind, and a range of technical development and feature goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competitors may be able to achieve them more quickly and effectively than we can based on having greater operating capital and personnel resources. If we cannot achieve our technology goals within the original development schedule, then we may delay their release until these goals can be achieved, which may delay or reduce revenue and increase our development expenses. Alternatively, we may be required to significantly increase the resources employed in research and development in an attempt to accelerate our development of new technologies, either to preserve our launch schedule or to keep up with our competitors, which would increase our development expenses.

We have a unique community culture that is vital to our success. Our operations may be materially and adversely affected if we fail to maintain this community culture as we expand in our addressable gamer communities.

We have cultivated an interactive and vibrant online social gamer community centered around amateur online gaming. We ensure a superior gamer experience by continuously improving the user interface and features of our gaming platform along with offering a multitude of competitive and recreational gaming experiences with first tier esports games. We believe that maintaining and promoting a vibrant community culture is critical to retaining and expanding our gamer community. We have taken multiple initiatives to preserve our community culture and values. Despite our efforts, we may be unable to maintain our community culture and cease to be the preferred platform for our target gamers and creators as we expand our gamer footprint, which would be detrimental to our business operations.

We operate in the entertainment and esports industries, both of which are intensely competitive. Our users may prefer our competitors’ offerings over our own.

We operate in the esports industry. Competition in the amateur esports gaming industry generally is intense. Our competitors range from established leagues and championships owned directly, as well as leagues franchised by, well known and capitalized game publishers and developers, interactive entertainment companies and diversified media companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the amateur esports gaming ecosystem. If our competitors develop and launch competing amateur tournaments or competitions, or develop a more successful amateur online gaming platform, our revenue, margins, and profitability will decline.

In addition, we operate in the entertainment industry. Our users face a vast array of entertainment choices. Other forms of entertainment, such as television, movies, and sporting events may be perceived by our users to offer greater variety, interactivity and enjoyment. We compete with these other forms of entertainment for the discretionary time and income of our users. If we are unable to sustain sufficient interest in our esports platform, our business model may not continue to be viable.

The specific industries in which we operate are characterized by dynamic user demand and technological advances, and there is intense competition among online esports platforms and entertainment providers. A number of established, well-financed companies producing esports content and/or interactive entertainment products and services compete with our offerings, and other well-capitalized companies may introduce competitive services. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than ours, which could negatively impact our business. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance. Such competitors may also undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. If we are not able to maintain or improve our market share, or if our offerings do not continue to be popular, our business could suffer.

We entered into limited license agreements with game publishers, and we may never do so. Failure to do so may require us to modify, limit, or discontinue certain services, which could materially affect our business, financial conditions and results of operations.

The size and engagement level of our online and in-person gamers are critical to our success and are closely linked to the quality and popularity of the esports game publishers. Changes in consumer demand for, and acceptance of, the game titles that we offer for our tournaments and activities, as well as online multiplayer competitive gaming in general could adversely affect our ability to attract and retain users and affect the financial condition of our business. We currently have only limited license agreements in place with game publishers for the use of certain game titles played on our platform, and may not in the future enter into additional license agreements. These game publishers may unilaterally decide to prevent us from offering experiences on our platform using their game titles, as the case may be. Should those game publishers choose not to allow us to offer experiences involving their respective game titles to our users, the popularity of our tournaments and competitions may decline and the number of our gamers and creators may decrease, which could materially and adversely affect our results of operations and financial condition.

Our growth will depend on our ability to attract and retain users, and the loss of our users, failure to attract new users in a cost-effective manner, or failure to effectively manage our growth could adversely affect our business, financial condition, results of operations and prospects.

Our ability to achieve growth in revenue in the future will depend, in large part, upon our ability to attract new users to our offerings, retain existing users of our offerings and reactivate users in a cost-effective manner. Achieving growth in our community of users may require us to increasingly engage in sophisticated and costly sales and marketing efforts, which may not make sense in terms of return on investment. We have used and expect to continue to use a variety of free and paid marketing channels, in combination with compelling offers and exciting games to achieve our objectives.

Our success depends on our ability to maintain and grow the number of amateur gamers and creators attending and participating in our online tournaments and competitions, and using our gaming platform, and keeping our gamers and creators highly engaged. Of particular importance is the successful deployment and expansion of our direct to consumer model to our gaming community for purposes of creating predictable recurring revenues.

In order to attract, retain and engage amateur gamers and creators and remain competitive, we must continue to develop and produce engaging tournaments and competitions, successfully leverage the newest “hit” esports games and titles, implement new technologies and strategies, improve features of our gaming platform and stimulate interactions in our gamer community.

A decline in the number of our amateur gamers and creators in our ecosystem may adversely affect the engagement level of our gamers and creators, the vibrancy of our gamer community, or the popularity of our amateur league play, which may in turn reduce our monetization opportunities, and have a material and adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain or convert gamers and creators into direct to consumer-based paying gamers and creators, our revenues may decline, and our results of operations and financial condition may suffer.

We cannot assure you that our online and in-person gaming platform will remain sufficiently popular with amateur gamers and creators to offset the costs incurred to operate and expand it. It is vital to our operations that we remain sensitive and responsive to evolving gamer preferences and offer first-tier esports game content that attracts our amateur gamers and creators. We must also keep providing amateur gamers and creators with new features and functions to enable superior content viewing, and social interaction. Further, we will need to continue to develop and improve our gaming platform and to enhance our brand awareness, which may require us to incur substantial costs and expenses. If such increased costs and expenses do not effectively translate into an improved gamer experience and direct to consumer-based, long-term engagement, our results of operations may be materially and adversely affected.

In addition, users may stop using our esports platform at any time, including if the quality of the user experience on our platform, including our support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the user experience generally offered by competitive offerings.

The ability to grow our business is dependent in part on the success and availability of mass media channels developed by third parties, as well as our ability to develop commercially successful content, and amateur tournaments and competitions.

The success of our business is driven in part by the commercial success and adequate supply of third-party mass media channels for which we may distribute our content, amateur league tournaments and competitions, including our social media platforms on Instagram, Facebook, LinkedIn, X (formerly known as Twitter), TikTok, Reddit, Snapchat and various streaming outlets, including Twitch, YouTube, Meta Platforms, and ESL.tv. Our success also depends on our ability to accurately predict which channels, games, and platforms will be successful with the esports gaming community, our ability to develop and distribute commercially successful content, which is presently available on Twitch, amateur tournaments and competition for these channels and gaming platforms and our ability to effectively manage the transition of our gamers and creators from one generation or demographic to the next. Additionally, we may enter into certain exclusive licensing arrangements that affect our ability to deliver or market our amateur gaming tournaments and competitions on certain channels and platforms. A channel or platform may not succeed as expected or new channels or platforms may take market share and gamers and creators away from platforms for which we have devoted significant resources. If demand for the channels or platforms for which we are developing amateur tournaments or competitions is lower than our expectations, we may be unable to fully recover the investments we have made, and our financial performance may be harmed. Alternatively, a channel or platform for which we have not devoted significant resources could be more successful than we initially anticipated, causing us to not be able to take advantage of meaningful revenue opportunities.

If we fail to maintain and enhance our brand or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is important to increasing the number of esports gamers and creators and the level of engagement of our overall gaming community which is critical in enhancing our attractiveness to advertisers and sponsors. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain and enhance our market position.

Although we have developed our brand and amateur tournaments and competitions through word of mouth referrals and key strategic partners, as we expand, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brand. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

In addition, any negative publicity in relation to our tournaments or competitions, or operations, regardless of its veracity, could harm our brands and reputation. Negative publicity or public complaints from gamers and creators may harm our reputation, and if complaints against us are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects.

Negative gamer perceptions about our brand, gaming platform, amateur tournaments or competitions and/or business practices may damage our business and increase the costs incurred in addressing gamer concerns.

Esports gamer expectations regarding the quality, performance and integrity of our amateur tournaments and competitions are high. Esports gamers and creators may be critical of our brand, gaming platform, tournaments or competitions and/or business practices for a wide variety of reasons. These negative gamer reactions may not be foreseeable or within our control to manage effectively, including perceptions about gameplay fairness, negative gamer reactions to game content via social media or other outlets, components and services, or objections to certain of our business practices. Negative gamer sentiment about our business practices also can lead to investigations from regulatory agencies and consumer groups, as well as litigation, which, regardless of their outcome, may be costly, damaging to our reputation and harm our business.

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. The games offered through our gaming platform and other software applications and systems may contain defects, and the third-party platforms upon which they are made available could contain undetected errors.

Our technology infrastructure is critical to the performance of our platform and offerings and to user satisfaction. We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to prevent or hinder cyber-attacks and protect our systems, data and user information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, will provide absolute security. We may in the future experience website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

If our user base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the coronavirus) or other catastrophic events.

We believe that if our users have a negative experience with our offerings, or if our brand or reputation is negatively affected, users may be less inclined to continue or resume utilizing our products or recommend our platform to other potential users. As such, a failure or significant interruption in our service would harm our reputation, business and operating results.

Our business could be adversely affected if our data privacy and security practices are not adequate, or perceived as being inadequate, to prevent data breaches, or by the application of data privacy and security laws generally.

In the course of our business, we may collect, process, store and use gamer and other information, including personally identifiable information, passwords and credit card information, the latter of which is subject to PCI-DSS (Payment Card Industry Data Security Standard) compliance. Although we take measures to protect this information from unauthorized access, acquisition, disclosure and misuse, our security controls, policies and practices may not be able to prevent the improper or unauthorized access, acquisition or disclosure of such information. The unauthorized access, acquisition or disclosure of this information, or a perception that we do not adequately secure this information could result in legal liability, costly remedial measures, governmental and regulatory investigations, harm our profitability and reputation and cause our financial results to be materially affected. In addition, third party vendors and business partners receive access to information that we collect. These vendors and business partners may not prevent data security breaches with respect to the information we provide them or fully enforce our policies, contractual obligations and disclosures regarding the collection, use, storage, transfer and retention of personal data. A data security breach of one of our vendors or business partners could cause reputational harm to them and/or negatively impact our ability to maintain the credibility of our gamer community.

Data privacy, data protection, localization, security and consumer-protection laws are evolving, and the interpretation and application of these laws in the United States, Europe (including compliance with the General Data Protection Regulation), and elsewhere often are uncertain, contradictory and changing. It is possible that these laws may be interpreted or applied in a manner that is averse to us or otherwise inconsistent with our practices, which could result in litigation, regulatory investigations and potential legal liability or require us to change our practices in a manner adverse to our business. As a result, our reputation and brand may be harmed, we could incur substantial costs, and we could lose both gamers and creators and revenue.

A failure of Brag House’s information technology (IT) and data security infrastructure could adversely impact our business, operations, and reputation.

The secure maintenance and transmission of user information is a critical element of our operations. Our information technology and other systems that maintain and transmit user information, or those of service providers, business partners or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our users’ information may be lost, disclosed, accessed or taken without our guests’ consent.

We continually face cyber risks and threats that seek to damage, disrupt or gain access to our networks and our gaming platform, supporting infrastructure, intellectual property and other assets. In addition, we rely on technological infrastructure, including third party cloud hosting and broadband, provided by third party business partners to support the in-person and online functionality of our gaming platform. These business partners are also subject to cyber risks and threats. Such cyber risks and threats may be difficult to detect. Both our partners and we have implemented certain systems and processes to guard against cyber risks and to help protect our data and systems. However, the techniques that may be used to obtain unauthorized access or disable, degrade, exploit or sabotage our networks and gaming platform change frequently and often are not detected. Our systems and processes, and the systems and processes of our third-party business partners, may not be adequate. Any failure to prevent or mitigate security breaches or cyber risks, or respond adequately to a security breach or cyber risk, could result in interruptions to our gaming platform, degrade the gamer experience, cause gamers and creators to lose confidence in our gaming platform and cease utilizing it, as well as significant legal and financial exposure. This could harm our business and reputation, disrupt our relationships with partners and diminish our competitive position.

Successful exploitation of our networks and gaming platform can have other negative effects upon the gamer experience we offer. In particular, the virtual economies that exist in certain of the games offered through our gaming platform are subject to abuse, exploitation and other forms of fraudulent activity that can negatively impact our business. Virtual economies involve the use of virtual currency and/or virtual assets that can be used or redeemed by a player within a particular online game or service.

Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of user information, including users’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that our systems are insecure. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on AWS to deliver our offerings to users on our platform, and any disruption of or interference with our use of AWS could adversely affect our business, financial condition, results of operations and prospects.

We currently host our esports platform and support our operations using Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services, along with other service providers traditionally used by AWS. We do not, and will not, have control over the operations of the facilities or infrastructure of the third-party service providers that we use. Such third parties’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Our platform’s continuing and uninterrupted performance will be critical to our success. We have experienced, and we expect that in the future we will experience interruptions, delays, and outages in service and availability from these third-party service providers from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in these third parties’ service levels may adversely affect our ability to meet the requirements of our users. Since our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our offerings increases. Any negative publicity arising from these disruptions could harm our reputation and brand and may adversely affect the usage of our offerings.

Our commercial agreement with AWS will remain in effect until terminated by AWS or us. Either party may terminate this Agreement for cause if the other party is in material breach of this Agreement and the material breach remains uncured for a period of 30 days from receipt of notice by the other party. No later than the Termination Date, we must close our account. AWS may also terminate this Agreement immediately upon notice (A) for cause if AWS has the right to suspend under certain circumstances as set forth in the AWS customer agreement, (B) if AWS’ relationship with a third-party partner who provides software or other technology AWS uses to provide the Service Offerings expires, terminates or requires us to change the way AWS provides the software or other technology as part of the Services, or (C) in order to comply with the law or requests of governmental entities. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure service providers. Although alternative providers could host our platform on a substantially similar basis to AWS, transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and we could incur significant one-time costs.

Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant loss of revenue, increase our costs and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

We depend on servers to operate our Brag House Platform with online features and our online gaming service. If we were to lose server functionality for any reason, our business may be negatively impacted.

Our business relies on the continuous operation of servers, some of which are owned and operated by third parties. Although we strive to maintain more than sufficient server capacity, and provide for active redundancy in the event of limited hardware failure, any broad-based catastrophic server malfunction, a significant service-disrupting attack or intrusion by hackers that circumvents security measures, a failure of disaster recovery service or the failure of a company on which we are relying for server capacity to provide that capacity for whatever reason could degrade or interrupt the functionality of our platform, and could prevent the operation of our platform for both in-person and online gaming experiences.

We also rely on networks operated by third parties to support content on our platform, including networks owned and operated by game publishers. An extended interruption to any of these services could adversely affect the use of our platform, which would have a negative impact on our business.

Further, insufficient server capacity could also negatively impact our business. Conversely, if we overestimate the amount of server capacity required by our business, we may incur additional operating costs.

Our online gaming platform and games offered through our gaming platform may contain defects.

Our online platform and the games offered through our platform are extremely complex and are difficult to develop and distribute. We have quality controls in place to detect defects in our platform before updates are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource or technical constraints. Further, we have not undertaken independent third-party testing, verification or analysis of our platform and associated systems and controls. Therefore, our platform and quality controls and preventative measures we have implemented may not be effective in detecting all defects in our gaming platform. In the event a significant defect in our gaming platform and associated systems and controls is realized, we could be required to offer refunds, suspend the availability of our competitions and other gameplay, or expend significant resources to cure the defect, each of which could significantly harm our business and operating results.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties, including cloud hosting and broadband providers, among others. To this end, when our cloud hosting and broadband vendors experience outages, our esports gaming services will be negatively impacted and alternative resources will not be immediately available. In addition, certain third-party software we use in our operations is currently publicly available free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

We exercise no control over the third-party vendors that we rely upon for cloud hosting, broadband and software service. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Growth and engagement of our gamer community depends upon effective interoperability with mobile operating systems, networks, mobile devices and standards that we do not control.

We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the esports gaming industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as the Company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

If any of our executive officers and key employees terminate their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose gamers and creators, know-how and key professionals and staff members. Certain of our executive officers and key employees have entered into non-solicitation and non-competition agreements with us. However, certain provisions under the non-solicitation and non-competition agreement may be deemed legally invalid or unenforceable. If any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete agreements.

We rely on third-party payment processors to process deposits and withdrawals made by our users into the platform, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition and results of operations could be adversely affected.

We rely on a limited number of third-party payment processors to process deposits and withdrawals made by our users into our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processors in an acceptable time frame. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to users on our platform, any of which could make our platform less trustworthy and convenient and adversely affect our ability to attract and retain our users.

Nearly all of our payments are made by credit card, debit card or through other third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to users that may be subject to additional regulations and risks. We are also subject to a number of other laws and regulations relating to the payments we accept from our users, including with respect to money laundering, money transfers, privacy and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to our users. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain offerings to some users, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or the users on our platform violate these rules. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

If the Internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired and our business, financial condition and results of operations could be adversely affected.

A substantial portion of our network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. We require technology-based service providers to implement cyber-attack-resilient systems and processes. However, if Internet service providers experience service interruptions, including because of cyber-attacks, or due to an event causing an unusually high volume of Internet use(such as a pandemic or public health emergency), communications over the Internet may be interrupted and impair our ability to conduct our business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of our users to access our platform or offerings in a timely fashion or at all. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems.

There can be no assurance that the Internet infrastructure or our own network systems will continue to be able to meet the demand placed on us by the continued growth of the Internet, the overall online gaming industry and our users. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of our users’ property or personal information or a delay or interruption in our online services and products and e-commerce services, including our ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to our platform and offerings, cause us to incur significant legal, remediation and notification costs, degrade the user experience and cause users to lose confidence in our offerings, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our growth will depend, in part, on the success of our strategic relationships with third parties. Over-reliance on certain third parties, or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.

We utilize the advertising campaign capabilities of online advertising platforms such as Google ads, Facebook ads, Instagram ads, Snapchat ads and X (formerly known as Twitter) ads to drive users to our Brag House Platform. Additionally, we have established partnerships with Moroch, through which we host tournaments sponsored by McDonald’s and Coca-Cola. As of December 31, 2022, our partnerships have accounted for 99% of our revenue. The loss of or a substantial reduction in activity by one or more of our largest clients, vendors and/or sponsors could materially and adversely affect our business, financial condition and results of operations.

These relationships, along with providers of online services, search engines, social media, directories and other websites and ecommerce businesses direct consumers to our platform. In addition, many of the parties with whom we have advertising arrangements provide advertising services to other companies, including other esports platforms with whom we compete.

While we believe there are other third parties that could drive users to our platform, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fails to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could impact our ability to attract consumers cost effectively and harm our business, financial condition, results of operations and prospects.

We generate revenue from advertising. The loss of advertisers, or reduction in spending by advertisers with Brag House, could seriously harm our business.

We generate a growing portion of our revenues from advertising and sponsorship, which we expect to further develop and expand in the near future as online viewership of our esports gaming offerings expand. Our revenues from advertising and sponsorship partly depend on the continual development of the online advertising industry and advertisers’ willingness to allocate budgets to online advertising in the esports gaming industry. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established internet portals or search engines, over advertising on our gaming platform. If the online advertising and sponsorship market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising and sponsorship revenue and our profitability and prospects may be materially and adversely affected.

Furthermore, our core and long-term priority of optimizing the gamer experience and satisfaction may limit our gaming platform’s ability to generate revenues from advertising and sponsorship. For example, in order to provide our gamers and creators with an uninterrupted competitive gaming experience, we do not place significant amounts of advertising on our streaming interface or insert pop-up advertisements during streaming. While this decision could adversely affect our operating results in the short-term, we believe it enables us to provide a superior gamer experience on our gaming platform, which will help us expand and maintain our current base of gamers and creators and enhance our monetization potential in the long-term. However, this philosophy of putting our gamers and creators first may also negatively impact our relationships with advertisers, sponsors or other third parties, and may not result in the long-term benefits that we expect, in which case the success of our business and operating results could be harmed.

Our business is subject to regulation, and changes in applicable regulations may negatively impact our business.

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection, retention, electronic commerce, virtual items and currency, consumer protection, content, advertising, localization, and information security have been adopted or are being considered for adoption by many jurisdictions and countries throughout the world. These laws could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liability.

In addition, we include modes in our gaming platform that allow players to compete against each other. Although we structure and operate these skill-based competitions with applicable laws in mind, our skill-based competitions in the future could become subject to evolving rules and regulations and expose us to significant liability, penalties and reputational harm.

Changes in tax laws or regulations that are applied adversely to us or our clients may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our earnings and adversely affect our operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, on December 22, 2017, tax legislation was signed into law that contained many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Cuts and Jobs Act may affect us, and certain aspects of the Tax Cuts and Jobs Act could be repealed or modified in future legislation. For example, the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, or the CARES Act, modified certain provisions of the Tax Cuts and Jobs Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act, the CARES Act, or any newly enacted federal tax legislation.

Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Cuts and Jobs Act, the CARES Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations. We urge our stockholders and investors to consult with our legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

The laws and regulations concerning data privacy are continually evolving. Failure to comply with these laws and regulations could harm our business.

Consumers are able to play the games offered through our gaming platform online, using our platform. We collect and store information about our consumers both personally identifying and non-personally identifying information. Numerous federal, state and international laws address privacy, data protection and the collection, storing, sharing, use, disclosure and protection of personally identifiable information and other user data. Numerous states already have, and are looking to expand, data protection legislation requiring companies like ours to consider solutions to meet differing needs and expectations of creators and attendees. Outside the United States, personally identifiable information and other user data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of information that is collected, processed and transmitted in or from the governing jurisdiction. Foreign data protection, privacy, information security, user protection and other laws and regulations are often more restrictive than those in the United States. In particular, the European Union and its member states traditionally have taken broader views as to types of data that are subject to privacy and data protection laws and regulations and have imposed greater legal obligations on companies in this regard. For example, in April 2016, European legislative bodies adopted the General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR applies to any company established in the European Union as well as to those outside of the European Union if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on service providers. Non-compliance with the GDPR may result in monetary penalties of up to €20 million or 4% of annual worldwide revenue, whichever is higher. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of personal data could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions in which we operate. The European Commission is also currently negotiating a new ePrivacy Regulation that would address various matters, including provisions specifically aimed at the use of cookies to identify an individual’s online behavior, and any such ePrivacy Regulation may provide for new compliance obligations and significant penalties. Any of these changes to European Union data protection law or its interpretation could disrupt and/or harm our business.

On June 23, 2016, the U.K. held a referendum in which voters approved an exit from the European Union, commonly referred to as “Brexit.” This decision created an uncertain political and economic environment, especially in regard to regulation of data protection, in the U.K. and other European Union countries, and the formal process for leaving the European Union has taken years to complete. The U.K. formally left the European Union on January 31, 2020 and began a transition period which expired on December 31, 2020. In particular, while the U.K. has implemented legislation that implements and complements the GDPR, with penalties of noncompliance of up to the greater of £17.5 million or four percent of worldwide revenues, it is unclear how data transfers to and from the United Kingdom will be regulated. The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. Although player interaction on our platform is subject to our privacy policies, end user license agreements, or EULAs, and terms of service, if we fail to comply with our posted privacy policies, EULAs, or terms of service, or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and/or harm our business.

In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Any inability to adequately address privacy, data protection and data security concerns or comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business. Further, our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of personally identifiable information or other user data, or the perception that any such failure or compromise has occurred, could damage our reputation, result in a loss of creators or attendees, discourage potential creators and attendees from trying our platform and/or result in fines and/or proceedings by governmental agencies and/or users, any of which could have an adverse effect on our business, results of operations and financial condition. In addition, given the breadth and depth of changes in data protection obligations, ongoing compliance with evolving interpretation of the GDPR and other regulatory requirements requires time and resources and a review of the technology and systems currently in use against the requirements of GDPR and other regulations.

Risks Relating to Public Health Epidemics

Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact our business.

The novel coronavirus (“COVID-19”) emerged in December 2019 and has since adversely impacted global commercial activity, disrupted supply chains and contributed to significant volatility in financial markets. The ongoing impacts of the COVID-19 pandemic has introduced material uncertainty and risk with respect to us and our performance, especially as it relates to in-person attendance at events and game centers.

A significant or prolonged decrease in consumer spending on entertainment or leisure activities may have an adverse effect on demand for our product offerings, including in-person access to game centers and tournaments, reducing cash flows and revenues, and thereby materially harming our business, financial condition and results of operations.

The ultimate impact of the COVID-19 pandemic on other areas of the business will depend on future developments, which are uncertain and may result in an extended period of continued business disruption and reduced operations. A materially disruptive resurgence of COVID-19 cases or the emergence of additional variants or strains of COVID-19 could cause other widespread or more severe impacts depending on where infection rates are highest. Any resulting financial impact cannot be reasonably estimated at this time but may have a material adverse impact on our business, financial condition and results of operations. We will continue to monitor developments relating to disruptions and uncertainties caused by COVID-19.

Risks Relating to Intellectual Property

We may be subject to claims of infringement of third-party intellectual property rights, which are costly to defend, could result in significant damage awards, and could limit our ability to use certain technologies in the future.

From time to time, third parties may claim that we have infringed their intellectual property rights. For example, patent holding companies may assert patent claims against us in which they seek to monetize patents they have purchased or otherwise obtained. Although we take steps to avoid knowingly violating the intellectual property rights of others, it is possible that third parties still may claim infringement.

Existing or future infringement claims against us, whether valid or not, may be expensive to defend and divert the attention of our employees from business operations. Such claims or litigation could require us to pay damages, royalties, legal fees and other costs. We also could be required to stop offering, distributing or supporting esports games, our gaming platform or other features or services which incorporate the affected intellectual property rights, redesign products, features or services to avoid infringement, or obtain a license (if licenses are available at all), all of which could be costly, results in a loss of revenues for us and otherwise harm our business.

In addition, many patents have been issued that may apply to potential new modes of delivering, playing or monetizing interactive entertainment software products and services, such as those offered on our gaming platform or that we would like to offer in the future. We may discover that future opportunities to provide new and innovative modes of game play and game delivery to gamers and creators may be precluded by existing patents that we are unable to license on reasonable terms.

Our technology, content and brands are subject to the threat of piracy, unauthorized copying and other forms of intellectual property infringement.

We regard our technology, content and brands as proprietary and take measures to protect our technology, content and brands and other confidential information from infringement. Piracy and other forms of unauthorized copying and use of our technology, content and brands are persistent, and policing is difficult. Further, the laws of some countries in which our products are or may be distributed either do not protect our intellectual property rights to the same extent as the laws of the United States or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, although we take steps to enforce and police our rights, factors such as the proliferation of technology designed to circumvent the protection measures used by our business partners or by us, the availability of broadband access to the Internet, the refusal of Internet service providers or platform holders to remove infringing content in certain instances, and the proliferation of online channels through which infringing product is distributed all have contributed to an expansion in unauthorized copying of our technology, content and brands.

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our registered trademark or pending trademarks, brands or websites, or misappropriate our data and copy our gaming platform, all of which could cause confusion, divert gamers and creators away from our gaming platform and league tournaments, or harm our reputation.

Competitors and other third parties may (i) register trademarks that are similar to our trademarks and (ii) purchase domain names or internet search engine keywords that are confusingly similar to our brands or websites in Internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert gamers and creators from us to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential gamers and creators away from our gaming platform to competing, irrelevant or potentially offensive platforms, which could harm our reputation and cause us to lose revenue.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard the protection of our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on federal, state and common law rights, as well as contractual restrictions, and confidentiality and invention assignment agreements with our employees and contractors and other parties with whom we conduct business. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage, and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property.

Currently, we have one (1) registered trademark. We also plan to file patents to protect our core technology and intellectual property. We cannot assure you that we will be granted a patent with respect to any patent applications we intend to file. We may, over time, increase our investment in protecting our innovations through increased patent filings that are expensive and time-consuming and may not result in issued patents that can be effectively enforced. Failure to maintain or protect these rights could harm our business. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our pending patent and trademark applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Patent, trademark, and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States.

In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Policing unauthorized use of proprietary technology is difficult and expensive. Others may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

We may be subject to legal liability for information or content displayed on, retrieved from or linked to our online gaming platform, or distributed to our users.

Our interactive live streaming platform enables gamers and creators to exchange information and engage in various other online activities. Although content on our online gaming platform is typically generated by third parties, and not by us, we may be sued or face regulatory liability for claims relating to content or information that is made available on our service, including claims of defamation, disparagement, intellectual property infringement, or other alleged damages could be asserted against us. We may be subject to claims by virtue of our involvement in hosting, transmitting, marketing, branding, or providing access to content created by third parties. Further, although we require our gamers and creators to register their real name, we do not require user identifications used and displayed during gameplay to contain any real-name information, and hence we are unable to verify the sources of all the information posted by our gamers and creators. In addition, because a majority of the communications on our online and in-person gaming platform is conducted in real-time, we are unable to examine the content generated by gamers and creators before they are posted or streamed. Therefore, it is possible that gamers and creators may engage in illegal, obscene or incendiary conversations or activities, including publishing inappropriate or illegal content that may be deemed unlawful. Our systems, tools and personnel that help us to proactively detect potentially policy-violating or otherwise inappropriate content cannot identify all such content on our online gaming platform.

If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, breaches of contract, copyright, patent or trademark infringement, unfair competition, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We may be subject to claims by virtue of our involvement in hosting, transmitting, marketing, branding, or providing access to content created by third parties.

The law relating to the liability of online service providers for others’ activities on their services is still somewhat unsettled around the world. We rely on a variety of statutory and common-law frameworks for the content we host and provide our users, including the Digital Millennium Copyright Act, or the DMCA, the Communications Decency Act, or the CDA, and the fair-use doctrine. However, each of these statutes and doctrines is subject to uncertain judicial interpretation and regulatory and legislative amendments. For example, the U.S. Congress amended the CDA in 2018 in ways that could expose some Internet platforms to an increased risk of litigation. In addition, the U.S. Congress and the Executive branch have proposed further changes or amendments each year since 2019 including, among other things, proposals that would narrow the CDA immunity, expand government enforcement power relating to content moderation concerns, or repeal the CDA altogether. Some U.S. states have also enacted or proposed legislation that would undercut, or conflict with, the CDA’s protections. If these state laws were upheld in a challenge in court or if additional similar laws or the changes or amendments to the CDA proposed by the U.S. Congress and the Executive branch were enacted, such changes may decrease the protections provided by the CDA and expose us to lawsuits, penalties, and additional compliance obligations. Moreover, some of these statutes and doctrines that we rely on provide protection only or primarily in the United States. If the rules around these doctrines change, if international jurisdictions refuse to apply similar protections, or if a court were to disagree with our application of those rules to our service, we could incur liability or be required to make significant changes to our online gaming platform, business practices, or operations, and our business could be seriously harmed. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner. Moreover, the costs of compliance may continue to increase when more content is made available on our platform as a result of our growing base of gamers and creators, which may adversely affect our results of operations.

Intensified government regulation of the Internet industry could restrict our ability to maintain or increase the level of traffic to our gaming platform as well as our ability to capture other market opportunities.

The Internet industry is increasingly subject to strict scrutiny. New laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals if we plan to expand into other Internet businesses. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations.

Changes in intellectual property laws and governmental regulations regarding the internet that are applied adversely to us or our members may have a material adverse effect on our business operations, financial condition and results of operations.

New intellectual property laws, statutes, rules and regulations could be enacted at any time, which may affect our business and financial performance. Further, the applicability and scope of these laws as interpreted by the courts, remain uncertain and could harm our business. To date, laws, regulations and enforcement actions by governments have not materially restricted use of the internet in most parts of the world. However, the legal and regulatory environment relating to the internet is uncertain, and governments may impose regulation in the future. New laws may be passed, courts may issue decisions affecting the internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the internet or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. The adoption of any new laws or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the internet and online services generally, and decrease acceptance of the internet and online services as a means of communications, e-commerce and advertising.

In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our online gaming platform over the internet or in specific jurisdictions, which could harm our business, financial condition and results of operations. For example, we rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our platform, including the DMCA, the CDA, and the fair-use doctrine in the United States and the Electronic Commerce Directive in the European Union.

Each of these statutes and doctrines are subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and we cannot guarantee that such frameworks and defenses will be available. Regulators in the United States and in other countries may introduce new regulatory regimes that increase potential liability for content available on our platform, including liability for misleading, false or manipulative information, hate speech, privacy violations, copyrighted content and other types of online harm. For example, there have been various legislative and executive efforts to restrict the scope of the protections available to online platforms under Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. There are also a number of legislative proposals in the United States, at both the federal and state level, and in the European Union and the United Kingdom, that could impose new obligations in areas affecting our business, such as liability for copyright infringement and other online harm. Any new legislation may be difficult to comply with in a timely and comprehensive manner and may expose our business or users to increased costs. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply protections similar to those that are currently available in the United States or the European Union or if a court were to disagree with our application of those rules to our solutions, our potential liability for information or content created by third parties and posted to our platform could require us to expend significant resources to try to comply with the new rules and implement additional measures to reduce our exposure to such liability or we could incur liability and our business, financial condition and results of operations could be harmed.

From time to time we may become involved in legal proceedings.

From time to time we may become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, disruptive to normal business operations and occupy a significant amount of our employees’ time and attention. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

Risks Relating to This Offering and Ownership of Our Common Stock

We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

We have identified control deficiencies in our financial reporting process that constitute material weaknesses in our consolidated financial statements as of December 31, 2022 and 2021, which are primarily due to the fact that we were a private company prior to this offering. We have a material weakness related to the review and approval of cash disbursements and related journal entries for operating and payroll-related expenses incurred. Due to the lack of formal documentation maintained around the review and approval of these types of transactions, it was determined that we did not adhere to established controls around our cash disbursement process, nor the review and approval of related journal entries recorded. Additionally, we have a material weakness related to the lack of controls over our income tax related accounts and disclosures. In the absence of such formal documentation related to our management’s review and approval of such processes, potential material misstatements may go undetected.

We have already taken a number of measures to address the material weaknesses that have been identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We expect to complete our remediation plan within the next 12 months. However, we have not tested the effectiveness of our internal control over financial reporting and cannot assure you that we will be able to successfully remediate these material weaknesses and, even if we do, we cannot assure you that we will not suffer from other material weaknesses in the future. Except for additional personnel costs, we do not expect to incur any material costs related to our remediation plan.

Further, there can be no assurance that we will not suffer from other material weaknesses or significant deficiencies in the future. If we fail to remediate these material weaknesses or fail to otherwise maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our common stock. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures

Once our common stock is listed on Nasdaq, there can be no assurance that an active market in which investors can resell their shares of our common stock will develop.

Prior to this offering, there has been no public market for shares of our common stock. As a condition to consummating this offering, our common stock offered in this prospectus must be listed on Nasdaq or another national securities exchange. Accordingly, we have applied to list our common stock on Nasdaq. Assuming that our common stock is listed and after the consummation of this offering, there can be no assurance that an active and liquid trading market for our common stock will develop or be maintained after this offering. Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price paid by you in the offering.

Our share price may be volatile, and purchasers of our common stock could incur substantial losses.

Our share price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including, but not limited to:

•        overall strength and stability of general economic conditions, and of the esports industry, both in the United States and globally;

•        changes in consumer demand for, and acceptance of, the game titles that we offer for our tournaments and activities, as well as online multiplayer competitive amateur gaming in general;

•        changes in the competitive environment, including new entrants in the market for online amateur competitive gaming;

•        the recruitment or departure of key personnel;

•        quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

•        market conditions in the industries in which we compete and issuance of new or changed securities;

•        analysts’ reports or recommendations;

•        the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•        the inability to meet the financial estimates of analysts who follow our common stock;

•        the issuance of any additional securities of ours;

•        investor perception of our company and of the industry in which we compete; and

•        general economic, political and market conditions.

If our listing application for our Common Stock is not approved by Nasdaq, we will not be able to consummate the offering and will terminate this offering.

We have applied to have our Common Stock listed on Nasdaq under the symbol “TBH,” which listing is a condition to this offering. No assurance can be given that our application will be approved and that our Common Stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and will terminate this offering. Failure to have our Common Stock listed on Nasdaq would make it more difficult for our stockholders to dispose of our Common Stock and more difficult to obtain accurate price quotations on our Common Stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our Common Stock is not traded on a national securities exchange.

We may not be able to maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet any of Nasdaq’s continued listing standards or we violate Nasdaq listing requirements, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

Our management team has limited experience managing a public company.

The members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

As a result of becoming a public company, we will be obligated to report on the effectiveness of our internal controls over financial reporting. These internal controls may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, at such time as Section 302 of the Sarbanes-Oxley Act is applicable to us, which we expect to occur immediately following effectiveness of this registration statement, we will be required to evaluate our internal controls over financial reporting. Furthermore, at such time as we cease to be an “emerging growth company” and a “Smaller Reporting Company,” as more fully described in “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company,” we will also be required to comply with Section 404 of the Sarbanes-Oxley Act. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company” under the JOBS Act. Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a material adverse effect on our business, results of operations and financial condition.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees, or as executive officers.

Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation, which could have a material adverse effect on our financial condition and results of operations.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We will remain an “emerging growth company” for up to five years, although we may cease to be an emerging growth company earlier under certain circumstances. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company,” for additional information on when we may cease to be an emerging growth company. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

A substantial portion of our total issued and outstanding shares may be sold into the market at any time. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

All of the shares being sold in this offering will be freely tradable without restrictions or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining common stock issued and outstanding upon the closing of this offering are restricted securities as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the United States public market only if registered or if they qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act. All of our restricted shares will be eligible for sale in the public market beginning in            , subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144, and also the lock-up agreements described under “Underwriting” in this prospectus. Additionally, we intend to register all our common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these share awards have transfer restrictions attached to them. Sales of a substantial number of shares of our common stock, or the perception in the market that the holders of a large number of shares intend to sell common stock, could reduce the market price of our common stock.

If you purchase our common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share. Therefore, if you purchase our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. See “Dilution.”

If we issue shares of preferred stock your rights as a holder of our Common Stock may be materially adversely affected.

Our Board is authorized to issue up to 5,000,000 shares of “blank check” preferred stock. The designations, rights and preferences of our preferred stock may be determined from time to time by our Board. Accordingly, our Board is empowered, without stockholder approval, to issue one or more series of preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of the holders of our common stock. For example, an issuance of shares of preferred stock could:

•        adversely affect the voting power of the holders of our common stock;

•        dilute the value of holders’ investment in our common stock;

•        make it more difficult for a third party to gain control of us;

•        discourage bids for our common stock;

•        limit or eliminate any payments that the holders of our common stock could expect to receive upon our liquidation; or

•        adversely affect the market price of our common stock.

We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our operating results or enhance the value of our common stock. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest our net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds” in this prospectus.

Our officers, directors and 5% stockholders may exert significant influence over our affairs, including the outcome of matters requiring stockholder approval.

As of the date of this prospectus, our officers, directors and more than 5% stockholders own in the aggregate over 50% of our outstanding common stock. As a result, when acting together, although such individuals will not have a controlling interest in our Company, they still will have a significant impact on the election of our directors and in determining the outcome of any corporate action, including corporate actions requiring stockholder approval, such as: (i) a merger or a sale of our company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws. This concentration of voting power and influence could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other stockholders and be disadvantageous to our stockholders with interests different from those individuals. Certain of these individuals also have significant control over our business, policies and affairs as officers or directors of our company. Therefore, you should not invest in reliance on your ability to have any control over our company.

We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our shares appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates, which may not occur, and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

•        the option to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports, proxy statements and registration statements;

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•        not being required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, we will cease to be an emerging growth company if any of the following events occur prior to the end of such five-year period: (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period, or (iii) we become a “large accelerated filer,” (as defined in Rule 12b-2 under the Exchange Act). We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of the Company more difficult, and limit attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

•        permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•        provide that directors may only be removed by the majority of the shares of voting stock then outstanding;

•        establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

•        prohibit our stockholders from acting by written consent in lieu of a meeting.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Our certificate of incorporation that will be in effect immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters of any offering giving rise to such claim.

Our certificate of incorporation that will be in effect immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for the following types of actions, suits or proceedings (“Proceedings”):

•        any derivative Proceeding brought on our behalf;

•        any Proceeding asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders;

•        any Proceeding asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware;

•        any Proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; and

•        any Proceeding asserting a claim governed by the internal affairs doctrine.

In addition, our certificate of incorporation to be effective immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Additionally, our certificate of incorporation to be effective immediately prior to the closing of this offering will provide that any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions.

For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such Proceeding, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, these choice of forum provisions may limit a stockholder’s ability to bring a Proceeding in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders. Further, these choice of forum provisions may increase the costs for a stockholder to bring such a Proceeding and may discourage them from doing so.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a Proceeding in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find either choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such Proceeding in other jurisdictions. For example, the Court of Chancery of the State of Delaware recently determined that the exclusive forum provisions of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•        overall strength and stability of general economic conditions and of the esports industry in the United States and globally;

•        changes in consumer demand for, and acceptance of, our services and the games that we make available for our tournaments and other experiences, as well as online gaming in general;

•        changes in the competitive environment, including adoption of technologies, services and products that compete with our own;

•        our ability to generate consistent revenue;

•        our ability to effectively execute our business plan;

•        changes in the price of streaming services, licensing fees, network infrastructure, hosting and maintenance;

•        changes in laws or regulations governing our business and operations;

•        our ability to maintain proper and effective internal controls;

•        our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to us;

•        our ability to effectively market our services;

•        costs and risks associated with, and the outcome of any known or unknown litigation;

•        our ability to obtain and protect our existing intellectual property protections, including patents, trademarks and copyrights;

•        our ability to obtain and enter into new licensing agreements with game publishers and owners;

•        changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

•        risks associated with public health crises, including COVID-19;

•        interest rates and the credit markets; and

•        other risks and uncertainties described under the heading “Risk Factors” and elsewhere in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

INDUSTRY AND OTHER DATA

This prospectus contains industry, market and competitive position data from our own internal estimates and research as well as industry and general publications and research surveys and studies conducted by third parties. We did not commission any of the third-party data identified throughout this prospectus. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor definitions have been verified by an independent source.

The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $            million, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $            million. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 100,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by $            million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. Generally, we intend to use the net proceeds of this offering for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures.

We will have broad discretion over how to use the net proceeds we receive from this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. We therefore cannot estimate the amount of net proceeds to be used for the purposes described above. As a result, we may find it necessary or advisable to use the net proceeds for other purposes. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. Investors will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds. See also “Risk Factors — Risks Relating to This Offering and Ownership of Our common stock — We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through fiscal year 2024. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See also “Risk Factors — Risks Relating to This Offering and Ownership of Our common stock — We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our shares appreciates.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2022, as follows:

•        on an actual basis;

•        on a pro forma basis to give effect to:

•        the conversion of 200,000 shares of Series A convertible preferred stock into shares of common stock on a one-for-one basis upon consummation of this offering;

•        the conversion of Original Issue Discount Convertible Promissory Notes into 10,273 shares of common stock on a one-for-one basis upon consummation of this offering; and

•        on an pro forma as adjusted basis to give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and therefore providing net proceeds of approximately $            million.

Information below on a pro forma as adjusted basis is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2022
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$560,379
Long-Term Indebtedness:
Accrued interest	64,141
Share payable	169,362
Convertible debt, net of discount and issuance costs	1,804,493
Total Long-Term Indebtedness	$2,037,996
Stockholders’ equity
Common stock, par value $0.0001 per share: 250,000,000 shares authorized; 13,995,509 shares issued and outstanding as of December 31, 2022, actual; shares issued and outstanding, pro forma; and shares issued and outstanding, as adjusted	14,794
Stock subscription receivable	(4,276)
Preferred stock, $0.0001 par value – 25,000,000 shares authorized, 200,000 issued and outstanding as of December 31, 2022	420
Additional paid-in capital, Net of Offering Costs	4,730,140
Accumulated deficit	$(6,686,835)
Accumulated Other Comprehensive Loss	(15,179)
Total equity (deficit)	(1,960,936)
Total capitalization	(483,319)

__________

(1)      Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of

100,000 shares in the number of shares offered by us at the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $            million.

The number of shares of our common stock on a pro forma as adjusted basis set forth in the table above is based on            shares of our common stock outstanding as of December 31, 2022.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price of $            per share (the midpoint of the range appearing on the front cover of this prospectus) and the as adjusted net tangible book value per share of our common stock immediately upon the consummation of this offering. Net tangible book value per share represents the book value of our tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

The pro forma data in the table below is derived from our balance sheet as of December 31, 2022 and is presented on a pro forma basis after giving effect to the conversion of 200,000 shares of Series A convertible preferred stock into shares of common stock on a one-for-one basis upon consummation of this offering and the conversion of Original Issue Discount Convertible Promissory Notes into 10,273 shares of common stock on a one-for-one basis upon consummation of this offering.

The net tangible book value (deficit) of our common stock as of December 31, 2022 was approximately $            , or approximately $            per share. After giving effect to the recent              described herein, the pro forma net tangible book value (deficit) of our common stock as of December 31, 2022 is approximately $            , or approximately $            per share.

After giving effect to our sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been approximately $            , or approximately $            per share (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). This amount represents an immediate and substantial dilution of $            per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per unit		$
Historical net tangible book value (deficit) per share as of December 31, 2022	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of December 31, 2022
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing shares in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range appearing on the front cover of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value by approximately $            million, or approximately $            per share, and increase (decrease) the dilution per share to new investors by approximately $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 100,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $            million, or $            per share and the dilution per share to investors purchasing common stock in this offering would be $            per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 100,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $            million, or $            per share and the dilution per share to investors purchasing common stock in this offering would be $            per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase            additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value per share after this offering would be $            per share, and the pro forma as adjusted dilution to new investors would be $            per share, in each case assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis described above, as of December 31, 2022, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors participating in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Share Price
	Number	Percent	Amount	Percent
Existing stockholders	13,995,509%		$5,965,001%			$0.43
New investors					$
Total		100.0%		100.0%	$

If the underwriters exercise their option to purchase additional shares of our common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately            % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to            , or approximately            % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations are based on shares of our common stock outstanding as of December 31, 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus captioned “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. For convenience of presentation some of the numbers have been rounded in the text below.

Business Overview

Brag House is a mission-driven organization that utilizes a diversified business strategy to offer a premier electronic esports platform designed specifically for casual gamers and their friends to experience the fun, passion, intensity and excitement of college and college sports rivalries in an organic, inclusive, personalized gaming environment.

Brag House is a Delaware corporation formed in December 2021. Our founders developed the idea for the Brag House platform in 2018, when our chief executive officer Lavell Juan Malloy, II and his co-founder, Daniel Leibovich, recognized a need in the gaming industry for an esports platform focused specifically on the casual college gamer, and formed our indirect wholly-owned subsidiary, BHI. At that time, our co-founders believed that a significant amount of industry resources were focused predominantly on competitive and professional gamers, much to the detriment of casual gamers, generally, and casual college gamers, specifically. In the years ensuing, we have maintained our focus on the casual college gaming segment and believe we have developed the first vertically integrated social network for casual college gamers to compete, support their team, banter in a safe environment and win prizes. Our vertically integrated approach combines gamer recruitment, facilitation of community engagement and content creation, livestream production and tournament host activities.

We believe our platform can be a go-to destination for esports gamers at all skill levels as well as esports spectators of all types. The growth of our platform since our inception is encouraging, and we believe we are strongly positioned to capitalize on a large portion of the available gaming market. We experienced strong community growth in 2022, reaching nearly 300,000 video views of our Brag House content through December 31, 2022 on video platforms including X (formerly known as Twitter), TikTok, Meta, Twitch and YouTube, compared to approximately 160,000 video views through 2020 and 2021, which represent a 243% increase in views year-over-year from 2020 to end of Year 2022. We have also generated nearly 6 million impressions and video views since inception, which represents approximately a 111% increase, or 2X growth, year-over-year from 2020 to end of Year 2022. Additionally, in 2022, Brag House spectators who viewed live streams remained on the platform for 26 minutes across over 7,000 live views, which represents nearly a 2.5X increase compared to the industry benchmark of 11 minutes.

We are focused on creating an organic and inclusive community which facilitates personalized experiences. We believe our experiential framework offers a more authentic and differentiated channel for advertisers to utilize, making the otherwise elusive demographic of gamers and streamers accessible at scale to ourselves and our partners. We do this by offering brand sponsors and advertisers an exclusive marketing channel to reach elusive Generation Z and Millennial gamers and creators, while offering players ways to access exclusive tournaments and programming.

Organization

We were formed as a Delaware corporation in December 2021.

BHI, our wholly-owned indirect subsidiary and the entity through which our operations are primarily conducted, was formed as a Delaware corporation in February 2018.

BHL, our direct subsidiary and intermediate parent company of BHI, is a company organized under the laws of England & Wales and was incorporated in June 2021.

Prior to July 2021, our shareholders directly held shares of common stock of our subsidiary, BHI. In August 2021, in anticipation of a potential listing on the London Stock Exchange, the shareholders of BHI exchanged all 10,000,000 shares of BHI common stock on a one for 14.07 basis in exchange for 140,700,000 ordinary shares of BHL, and BHI became a wholly-owned subsidiary of BHL, or the UK Reorganization.

Following the UK Reorganization, the board of directors of BHL determined that it was in the best interests of BHL and its shareholders that an initial public offering in the United States and concurrent listing on Nasdaq be pursued. To effect that proposed initial public offering and listing on Nasdaq, in December 2021, the Company was formed. In connection with this offering, prior to the effectiveness of the registration statement, on February 8, 2022 the Company approved a reorganization, in which the shareholders of BHL would exchange their ordinary shares and preference shares of BHL for a proportionate number of common and preferred shares in the Company on a 21 to 1 basis (the “U.S. Reorganization”). Immediately following the U.S. Reorganization, BHL became the wholly-owned subsidiary of the Company, and BHI became the indirect wholly-owned subsidiary of the Company.

We anticipate that BHL will be wound down and dissolved as soon as reasonably practicable following the consummation of this offering.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Results of Operations

Year Ended December 31, 2022 as Compared to the Year Ended December 31, 2021

Revenue

Revenue for the years ended December 31, 2022 and 2021 was $250,305 and $52,957 respectively. Revenues for the periods presented consisted of the following: Tournament Revenue and live-streaming services. This increase in revenue was mainly attributable to increased tournament activity in the year 2022.

Operating Expenses

Operating expenses for the years ended December 31, 2022 and 2021 were $3,280,741 and $2,158,730, respectively, and in calendar year ended December 31, 2022, consisted mainly of selling, general and administrative expenses of $1,594,612, legal and professional fees of $784,226, stock-based compensation of $593,145 and advertising and marketing costs of $128,819. In calendar year ended December 31, 2021, the Company’s operating expenses consisted mainly of selling, general and administrative expenses of $878,293, legal and professional fees of $495,219, stock-based compensation of $642,653 and advertising and marketing costs of $56,395. This represents an increase of $716,319 in selling, general and administrative expenses, an increase of $289,007 legal and professional fees, a decrease of $49,508 in stock-based compensation and an increase of $72,424 in advertising and marketing costs. The increase in operating expenses during 2022 was mainly attributed to the Company raising operating capital from investors during 2021 which allowed it to increase workforce spending, overhead expenses, and investment into the Company. There were also significant legal expenses as a result of the Company pursuing a key component of its corporate strategy, which includes a future IPO.

Liquidity and Capital Resources

As of December 31, 2022, the Company had $560,379 in cash and working capital deficit of $1,969,575. The Company’s liquidity needs up to December 31, 2022 were satisfied through proceeds from the issuance of equity and convertible debt.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2022, the Company had an accumulated deficit of $6,686,835. For the year ended December 31, 2022, the Company had a loss from operations of $3,528,499 and negative cash flows from operations of $2,120,346. The Company’s operating activities consume the majority of its cash resources. The Company will continue to promote its services to existing and potential customers, but it anticipates that it will continue to incur operating losses as it executes its development plans through 2023, as well as other potential strategic and business development initiatives. In addition, the Company has had and expects to have negative cash flows from operations, at least into the near future. The company previously funded and plans to continue funding these losses primarily through the sale of equity and infusions of cash from advances from its Chief Executive Officer. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Pursuant to our agreement with Moroch, we held the “Texas Loyalty Cup”, a Brag House tournament, in 2021 in collaboration with McDonald’s and Coca-Cola. The success of the tournament led to a continued and stronger relationship with McDonald’s and Coca-Cola as we had held two tournaments in 2022: “SoCal FIFA 23 Tournament” which was a direct contract with Coca-Cola and collaborated with McDonald’s through their marketing agency of the Southern California Region, DE, and “Black and Positively Golden Gamers HBCU Tournament Featuring Fortnite” which was a contract with McDonald’s through their agency, WI, in collaboration with Coca-Cola. Due to the success Brag House was able to achieve, the partnership with McDonald’s and Coca-Cola grew stronger as Brag House has been contracted for a multi-year agreement by Coca-Cola, in collaboration with McDonald’s, for the third consecutive year to host a Fortnite tournament across nationwide tournament with student gamers from five States (Washington, Oregon, California, Oklahoma and Kansas). The tournament is known as the Golden Royale Cup, and will take place over the course of three weeks in November, with four qualifying matches and then a grand finale match.

In addition to the already scheduled tournament in 2023 with McDonald’s and Coca-Cola, Brag House has finalized two major partnerships agreements; the first with the FWSC, a division of The City of Fort Worth, to host a first-of-its-kind in-person esports event, which will be streamed live digitally as well, in 2024 at the FWCC focused on college students for the State of Texas where Brag House is anticipating over 100 Texas colleges and Universities to take part in the event and have over 20,000 visitors attend the event in-person and over 500,000 spectators through the live streaming; the second with the Denver Broncos, a world-renowned American Football franchise that competes in the NFL to be a gaming partner for in-person and digital gaming activations (i.e. gaming events) for, at minimum, the 2023-2025 NFL seasons.

Brag House is also currently negotiating terms for tournament and promotional events in 2024 with other Fortune 1000 companies, such as DoorDash and T-Mobile.

Management believes this is a strong indicator of continued growth in the coming years for tournament revenue. Until revenue from such tournaments provides sufficient and steady cash flow, management intends to raise funds through this Initial Public Offering and believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in its viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and raise additional funds through the Initial Public Offering or otherwise.

Although no assurances can be given as to the Company’s ability to deliver on its revenue plans or that unforeseen expenses may arise, management believes that the revenue to be generated from operations, together with equity and debt financing, will provide the necessary funding for the Company to continue as a going concern. However, the Company has earned minimal revenue through the year ended December 31, 2022, and there are currently no arrangements or agreements for such financing and management cannot guarantee any potential debt or equity financing will be available, or if available, on favorable terms. As such, these matters raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of the accompanying consolidated financial statements. If adequate funds are not available on acceptable terms, or at all, the Company will need to curtail operations or cease operations completely.

Cash Flows:

December 31, 2022
Cash Flows Used In Operating Activities	$(2,120,346)
Cash Flows Provided By Financing Activities	2,296,083
Net increase in cash and cash equivalents	$175,737

Cash Flows Used In Operating Activities

For the year ended December 31, 2022, we used $2,120,346 of cash in our operating activities, which was mainly attributable to our net loss during the year.

Cash Flows Provided By Financing Activities

For the year ended December 31, 2022, we received $1,483,583 from the issuance of convertible debt, $864,375 from the sale of common stock, and $165,000 from the issuance of bridge loans which were repaid during the year.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Exchange Act.

Contractual Obligations and Commitments

Convertible Instruments

During the year ended December 31, 2020 we entered into a Simple Agreement for Future Equity Agreement, or SAFE, with one accredited investor resulting in us receiving cash proceeds in an aggregate amount of $20,000. During the first quarter of 2021, we entered into three additional SAFE agreements with various accredited investors for an aggregate cash amount of $115,000. The SAFE is automatically convertible into shares of common stock upon the closing of an equity financing at a conversion price equal to the lesser of the SAFE Price or the Discount Price. The SAFE Price is equal to the post-money valuation cap divided by the Company’s capitalization. The Discount Price is equal to the price per share offered in the equity financing multiplied by SAFE discount rate of 80%. There is no interest or maturity date related to the SAFE and the SAFE investor has no voting rights prior to conversion. The SAFE will automatically terminate immediately upon the earliest to occur of (i) the issuance of common stock to the SAFE investor pursuant to the automatic conversion of the SAFE or (ii) the payment of amounts due to the investor as a result of a liquidation or a dissolution event. In the event of a liquidation event before the termination of the SAFE, the SAFE investor will automatically be entitled to receive a portion of the proceeds equal to the greater of (i) the purchase amount of the SAFE or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. In the event of a dissolution before the termination of the SAFE, the SAFE investor will automatically be entitled to receive a portion of proceeds equal to the cash out amount.

In July and August of 2021, resulting from the change of control associated with the UK Reorganization, we cancelled all four SAFE agreements in exchange for an aggregate of 3,255,000 ordinary shares in BHL and 4,200,000 preferred ordinary shares in BHL.

Internal Control Over Financial Reporting

Prior to our initial public offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of December 31, 2021 and 2022, we identified control deficiencies in our financial reporting process that constitute material weaknesses for the years ended December 31, 2021 and 2022. We have a material weakness related to the review and approval of cash disbursements and related journal entries for operating and payroll-related expenses incurred. Due to the lack of formal documentation maintained around the review and approval of these types of transactions, it was determined that we did not adhere to established controls around our cash disbursement process, nor the review and approval of related journal entries recorded. Additionally, we have a material weakness related to the lack of controls over our income tax related accounts and disclosures. In the absence of such formal documentation related to our management’s review and approval of such processes, potential material misstatements may go undetected.

As defined in the standards established by the Public Company Accounting Oversight Board, or the PCAOB, of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have already taken a number of measures to address the internal control deficiencies that have been identified including expanding our existing accounting and financial reporting personnel, as well as establishing effective monitoring and oversight controls. We believe these measures will assist us with meeting the Sarbanes-Oxley compliance requirements and improving our overall internal controls. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We expect to complete our remediation plan within the next 12 months. However, we have not tested the effectiveness of our internal control over financial reporting and cannot assure you that we will be able to successfully remediate this material weakness and, even if we do, we cannot assure you that we will not suffer from other material weaknesses in the future. Except for additional personnel costs, we do not expect to incur any material costs related to our remediation plan.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.”

As a company with less than US $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity-based transactions and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

The Company bases its estimates and assumptions on an ongoing basis using historical experience and other factors, known or expected trends and various other assumptions that it believes to be reasonable. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, which may cause the Company’s future results to be affected.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents as of December 31, 2022 and 2021.

Allowance for Doubtful Accounts

Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on its historical experience of the relationship between actual bad debts and net credit sales. As of December 31, 2022 and 2021, accounts receivable were $100,000 and $0, respectively. The Company received payment for the outstanding receivable in 2022 during 2023. As such, an allowance for doubtful accounts was $0 as of December 31, 2022 and 2021.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Software Development Costs

We incur costs to develop computer software to be sold, leased, or otherwise marketed. Our research and development expenses consist principally of salaries and benefits, costs of computer equipment, and facility expenses. Per ASC 985, “Software — Costs of Software to Be Sold, Leased, or Marketed,” all costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Those costs shall be charged to expense as incurred. The technological feasibility of a computer software product is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. Development costs for software incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and, upon general release, are amortized using the greater of either the straight-line method over the expected life of the related products or based upon the pattern in which economic benefits related to such assets are realized. No development costs for software were capitalized in 2022 or in prior years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses or income tax expense.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2022, the Company had a deposit balance that exceeded this limit but has not experienced losses on this account and management believes the Company is not exposed to significant risks on such accounts.

Sales and Marketing

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expenses were $128,819 and $56,395 for the years ended December 31, 2022 and 2021, respectively.

Fair Value Measurements

As defined in Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.
Level 2:

Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3:

Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques.

The Company did not have any financial liabilities that were subject to fair value measurement.

Derivatives

The Company evaluates its convertible instruments to determine if those contracts or embedded components of those contracts qualify as derivative financial instruments. In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-12, “Derivatives and Hedging” (“ASC 815”). The standard requires that the Company record embedded conversion options (“ECOs”) and any related freestanding instruments at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. Conversion options are recorded as a discount to the host instrument and are amortized as amortization of debt discount on the financial statements over the life of the underlying instrument. The Company reassesses the classification of its derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

Convertible Debt

In August 2020, FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options” (Subtopic 470-20) and “Derivatives and Hedging — Contracts in Entity’s Own Equity” (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year.

The Company entered into convertible debt during 2022 and, therefore, adopted this guidance. The Company elected the modified retrospective method of adoption and, since there was no convertible debt issued and outstanding and in periods prior to 2022, there was no impact recorded to the financial statements.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1:    Identify the contract(s) with customers

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to performance obligations

Step 5:    Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from advertising, sponsorship and league tournaments, and through the operation of its live streaming platform using a revenue model whereby gamers and creators can get free access to certain live streaming of amateur tournaments, and gamers and creators pay fees or subscriptions to compete in league competitions.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires all leases that have a term of over 12 months to be recognized on the balance sheet with the liability for lease payments and the corresponding right-of-use asset initially measured at the present value of amounts expected to be paid over the term. Recognition of the costs of these leases on the income statement will be dependent upon their classification as either an operating or a financing lease. Costs of an operating lease will continue to be recognized as a single operating expense on a straight-line basis over the lease term. Costs for a financing lease will be disaggregated and recognized as both an operating expense (for the amortization of the right-of-use asset) and interest expense (for interest on the lease liability). This standard, which the Company adopted on January 1, 2019, was applied on a modified retrospective basis to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The adoption of ASU 2016-02 did not have a material impact on the Company’s financial statements and related disclosures.

ROU assets include any prepaid lease payments and exclude any lease incentive and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over a lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain that the Company will exercise that option.

In September 2021, BHI, and therefore the Company, entered into four separate lease agreements for office locations in the U.S. The agreements have lease terms covering periods from October 1, 2021 through October 31, 2022 and are considered short-term operating leases. As of December 31, 2021, the Company did not have any lease agreements with a term greater than 12 months outstanding. As of December 31, 2022, the Company did not have any lease agreements outstanding.

Foreign Currency Translation

For our non-U.S. operations where the functional currency is the local currency, we translate assets and liabilities at exchange rates in effect at the balance sheet date and record translation adjustments in stockholders’ equity. We translate income statement amounts at average rates for the period. Transaction gains and losses are recorded in other (income) expense, net in the Consolidated Statement of Operations and Comprehensive Loss.

Net Loss Per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. To determine the number of common shares outstanding, we affected the totals outstanding at the end of December 31, 2021 by the exchange ratio of 21:1 for the exchange of BHL shares to BHHI shares to ensure comparability. All outstanding convertible promissory notes are considered common stock at the beginning of the period or at the time of issuance, if later, pursuant to the if-converted method. Since the effect of common stock equivalents is anti-dilutive with respect to losses, the shares issuable upon conversion have been excluded from the Company’s computation of net loss per common share for the years ended December 31, 2022.

The following table summarizes the securities that would be excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive due to the Company’s net loss:

	Years Ended December 31,
	2022	2021
Original Issue Discount Convertible Promissory Notes	617,900	—
Total	617,900	—

As of the date of these financial statements, no dividends have been declared in any year since inception and all classes of BHHI’s stock do not have cumulative dividend features. As such, we did not include any adjustment to the net loss for dividends. Ultimately, there was no adjustment needed to determine dilutive loss per share and only basic loss per share was calculated.

The table below represents the calculation for both basic and diluted net loss per share:

	Years Ended December 31,
	2022	2021
Net loss	$(3,528,499)	$(2,134,908)
Weighted-average shares outstanding – Basic	13,823,815	8,846,054
Loss per share – Basic and Diluted	$(0.26)	$(0.24)

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation. For stock options with performance conditions, the Company records compensation expense when it is deemed probable that the performance condition will be met. Companies typically use the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock. However, as ascertaining certain assumptions for the Black-Scholes option-pricing model is not possible due to the Company’s current nonpublic status, it has opted to determine the fair value of stock awards using the intrinsic value of the award on the date of grant. No stock options have been issued by the Company through December 31, 2022. Restricted stock awards are valued based on the fair value on the date of grant and amortized ratably over the estimated life of the award. Restricted stock may vest based on the passage of time, or upon occurrence of a specific event or achievement of goals as defined in the grant agreements. In such cases, we record compensation expenses related to grants of restricted stock based on management’s estimates of the probable dates of the vesting events. Stock-based awards that do not vest because the requisite service period is not met prior to termination result in reversal of previously recognized compensation cost.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Going Concern and Management’s Liquidity Plans

As of December 31, 2022, the Company had $560,379 in cash and a working capital deficit of $1,969,575. The Company’s liquidity needs up to December 31, 2022 were satisfied through proceeds from the issuance of equity and convertible debt.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2022, the Company has an accumulated deficit of $6,686,835 and has experienced losses from continuing operations. Based on the Company’s cash balance as of December 31, 2022, and projected cash needs for 2023, management estimates that it will need to increase sales revenue and/or raise additional capital to cover operating and capital requirements. Management will need to raise the additional funds through issuing additional shares of common stock or other equity securities or obtaining debt financing. Although management has been successful to date in raising necessary funding, there can be no assurance that there will be sales revenue or that any required future financing can be successfully completed on a timely basis, or on terms acceptable to the Company. Based on these circumstances, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of the accompanying consolidated financial statements.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BUSINESS

Business Overview

Brag House is a mission-driven organization that utilizes a diversified business strategy to offer a premier electronic esports platform designed specifically for casual gamers and their friends to experience the fun, passion, intensity and excitement of college and college sports rivalries in an organic, inclusive, personalized gaming environment.

Brag House is a Delaware corporation formed in December 2021. Our founders developed the idea for the Brag House platform in 2018, when our chief executive officer Lavell Juan Malloy, II and co-founder, Chief Operating Officer and Interim Chief Financial Officer Daniel Leibovich recognized a need in the gaming industry for an esports platform focused specifically on the casual college gamer, and formed our indirect wholly-owned subsidiary, BHI. At that time, our co-founders believed that a significant amount of industry resources were focused predominantly on competitive and professional gamers, much to the detriment of casual gamers, generally, and casual college gamers, specifically. In the years ensuing, we have maintained our focus on the casual college gaming segment and believe we have developed the first vertically integrated social network for casual college gamers to compete, support their team, banter in a safe environment and win prizes. Our vertically integrated approach combines gamer recruitment, facilitation of community engagement and content creation, livestream production and tournament host activities.

We believe our platform can be a go-to destination for esports gamers at all skill levels. The growth of our platform since our inception is encouraging, and we believe we are strongly positioned to capitalize on a large portion of the available gaming market. We experienced strong community growth in 2022, reaching nearly 300,000 video views of our Brag House Content through December 31, 2022 on video platforms including X (formerly known as Twitter), TikTok, Meta, Twitch and YouTube, compared to nearly 160,000 video views through 2020 and 2021, which represent a 243% increase in views year-over-year from 2020 to end of Year 2022. We have also generated nearly 6 million impressions and video views since inception, which represents approximately a 111% increase, or 2X growth, year-over-year from 2020 to end of Year 2022. Additionally, in 2022, Brag House spectators who viewed live streams remained on the platform for 26 minutes across over 7,000 live views, which represents nearly a 2.5X increase compared to the industry benchmark of 11 minutes. This growth suggests that Brag House has the potential to become an important component of the infrastructure for everyday gamers which, in turn, will lead to accretive synergies in the greater esports ecosystem. In addition, our digital properties, including our mobile application and website, provide a level of scale which brings players and spectators together across the United States, both digitally and physically. As the world works to return to a state of normalcy from the impact of COVID-19, we believe live experiences will provide another source of connection to augment our digital experience. We believe this dynamic, coupled with our personalized experiential framework, offers a uniquely authentic and differentiated channel for advertisers to utilize, making the otherwise elusive demographic of Generation Z and Millennial gamers and streamers accessible at scale.

We are focused on creating an organic and inclusive community which facilitates personalized experiences. We believe our experiential framework offers a more authentic and differentiated channel for advertisers to utilize, making the otherwise elusive demographic of gamers and streamers accessible at scale to ourselves and our partners. We do this by offering brand sponsors and advertisers an exclusive marketing channel to reach elusive Generation Z and Millennial gamers and creators, while offering players ways to access exclusive tournaments and programming.

Our Mission and Approach

Our mission is to empower individuals to interact and to facilitate an organic and inclusive community in which casual gamers, streamers, fans and friends can compete, enjoy friendly bragging (i.e., banter) in a safe environment, support their players and teams and win prizes. In order to accomplish our mission, we are focused on creating unique, exciting and personalized experiences for our users. We accomplish this through our vertically integrated Brag House Platform that incorporates features for social media interaction, live streaming and gamification through both web and mobile offerings to provide gamers, streamers and their friends the opportunity to celebrate their love of gaming and competition.

We leverage existing college sports rivalries by hosting tournaments with a top-tier production experience, including game commentary, in-game interviews, post-game analysis, live broadcast digital visuals, tournament bracket(s) and our Bragging Functionality, which we describe below in greater detail under the heading “Our B2C Strategy — Leveraging Bragging Functionality”. Whether through gameplay highlights, live-streamed esports competitions or custom designed digital gameplay environments, the Brag House audience is regularly watching and engaging.

The Esports Industry

Esports is a general label that comprises a diverse offering of competitive electronic games that gamers play against each other. Some of the popular esports games currently being played include Fortnite, League of Legends, Dota 2, Counter-Strike, Call of Duty, Overwatch and FIFA. Although you can play games on your own against the computer or console, one of the ways esports is different than video games of old is the community and spectator nature of esports — competitive play against another person — either one-on-one or in teams — that is viewed by an online and in-person audience, is a central feature of esports. Since players play against each other online, a global network has developed as these players compete against each other worldwide. Additionally, game developers have greatly increased the watchability of games, which has made the spectator aspect of gaming much more prevalent and further drives expansion of the gaming market. The expanded reach of high-speed Internet service and the computer technology advances in the last decade have also greatly accelerated the growth of esports. Esports has now become so popular that many schools offer scholarships in esports; the best-known esports teams are getting mainstream sponsorship and are being bought or invested in by celebrities, athletes and professional sports teams. The highest-profile esports gamers have significant online audiences as they stream themselves playing against other players online, and potentially can generate millions of dollars in sponsorship money and subscription fees to their online streaming channels. According to the South African Journal of Sports Medicine, an estimated 645 million people watched esports globally in 2022.

As competitive video gaming continues to infiltrate popular culture, we believe esports is becoming increasingly visible to global investors, brands, media outlets and consumers. According to FinancesOnline, there are approximately 3.0 billion esports gamers worldwide; and according to Limelight Networks, it is estimated that approximately 79% (or 2.4 billion) of those gamers are “casual” or “novice” gamers.

Although sponsorships and advertising historically have represented the majority of the revenue generated annually through esports, given the proliferation of the “casual” or “novice” gamers, media rights, live event ticket sales, merchandise sales and in-game purchases are growing increasingly important. According to Statista, in 2021, the global esports industry generated more than $1 billion in annual revenue for the first time. This growth is expected to continue, as Activate Consulting, leading management consulting firm for technology, internet, media and entertainment industries, suggests that revenues may reach $6.1 billion in 2026, with a compound annual growth rate of 10.8% from 2022-2026.

According to Activate Consulting, the global esports audience will grow to surpass 700 million viewers by 2026.

ESPORTS VIEWERSHIP, GLOBAL, 2021E-2025E, MILLIONS ESPORTS VIEWERS

ACTIVATE FORECAST
2021E-2025E CAGR:
7%
GLOBAL ESPORTS AUDIENCE
557M
595M
636M
679M
725M
2021E
2022E
2023E
2024E
2025E
activate consulting
Sources: Activate analysis, Activate 2021 Consumer Technology & Media Research Study (n = 4,018), eMarketer, Newzoo
WSJ TECH LIVE

In the U.S., esports viewership has grown to over 60 million, with the core demographic of U.S. esports viewers being young, affluent, educated and male.

There are over 64M esports viewers in the U.S. today – while the majority of esports viewers are also gamers, there are key differences in the populations the two spaces attract

ESPORTS VIEWERSHIP, U.S., 2019 VS. 2022E, MILLIONS ESPORTS VIEWERS[1,2]

2019-2022E
CAGR:
18%
64M
39M
2019
2022E

ESPORTS VIEWERS[2] BY GAMER SEGMENT[3], U.S., 2022, % ESPORTS VIEWERS[2]

Non-Gamers4
7%
Occasional Gamers5
3%
Recreational Gamers6
30%
Habitual Gamers7
59%
Esports Viewers2

ESPORTS VIEWER[2] AND GAMER[4] DEMOGRAPHICS, U.S., 2022, % ESPORTS VIEWERS[2] VS. % GAMERS[4]

% Esports Viewers2
% Gamers4
Are male
68%
53%
Are aged 18-34
57%
40%
Have a household income of $100K or greater
43%
32%

1. "Esports viewers" (2019) are defined as adults aged 18+ who have watched an esports competition at any point in time.
2. "Esports viewers" (2022) are defined as adults aged 18+ who have watched or attended an esports competition within the last 12 months. 3. Figures do not sum to 100% due to rounding. 4. "Gamers" are defined as adults aged 18+ who currently play video games. 5. "Occasional Gamers" are defined as gamers who only view gaming as an entertainment option when other options are not available, or gamers who view gaming as one of a few equivalent options for entertainment but do not follow gaming content online. 6. "Recreational Gamers" are defined as gamers who view gaming as one of a few equivalent options for entertainment, or Gamers who view gaming as their primary source of entertainment but do not follow gaming content online.
7. "Habitual Gamers" are defined as gamers who view gaming as their primary source of entertainment and follow gaming content online.

Sources: Activate analysis, Activate 2019 Consumer Technology & Media Research Study (n = 4,006), Activate 2022 Consumer Technology & Media Research Study (n = 4,001), U.S. Census Bureau

activate consulting

WSJ TECH LIVE

ESPORTS REVENUE BY TYPE, GLOBAL, 2021E VS. 2025E, BILLIONS USD

ACTIVATE FORECAST
2021E-2025E CAGR: 12%
$5.0B
$3.1B
$1.1B
$2.0B
$1.7B
$3.3B
B2B Spend
(i.e. sponsorships, advertising, media rights)
Consumer Spend
(i.e. tickets, merchandise, consumer contributions1, betting/fantasy)
2021E-2025E CAGR:
11%
13%
2021E
2025E

1. "Consumer contributions" is defined as consumer spend on purchasable items that grant access to tournament and event features and only includes spend towards organized esports events.
Sources: Activate analysis, Activate 2021 Consumer Technology & Media Research Study (n = 4,018), Newzoo, PricewaterhouseCoopers

activate consulting
WSJ TECH LIVE

The importance of esports goes well beyond its direct financial potential. Esports impacts a broad set of other technology and media experiences, as demonstrated by the graphic below.

ESPORTS FOLLOWERS[1] VS. NON-ESPORTS FOLLOWERS LIKELIHOOD TO HAVE ENGAGED IN MEDIA BEHAVIORS, U.S., 2021

Esports followers[1] are...

9.6x
As likely to

Use VR Headsets

9.5x
As likely to

Have Used/Acquired Cryptocurrency

4.2x
As likely to

Listen to Podcasts

2.4x
As likely to

Bet/Gamble

1.7x
As likely to

Watch Live Sports

1.3x
As likely to

Listen to Music

1.3x
As likely to

Use Social Media

1.2x
As likely to

Send/Receive Money through Digital Services[2]

...than non-esports followers

activate consulting

1. "Esports followers" are defined as adults aged 18+ who have attended esports events or watched, listened to, or read esports content (e.g. highlights, news, competitions) in the last 12 months. 2. Used digital services for peer-to-peer payments.
Sources: Activate analysis, Activate 2021 Consumer Technology & Media Research Study (n = 4,018)

WSJ TECH LIVE

Women are a driving force within the esports industry, particularly in the United States. Women comprise 45% of all U.S. gamers, 60% of all U.S. women gamers play daily, and as such, represent a key demographic among gamers. Competitive platforms, which commonly are referred to as esports communities, play an important role in the esports ecosystem. However, of the more-than 145 organizations currently focused on esports communities, less than 7% focus specifically on casual gamers, let alone women.

We believe there is a clear gap in the market that is specific to casual and underrepresented gamers, such as women, who we believe are a primary driver in the rapidly growing esports industry. We believe we are uniquely situated to address that gap and have made meaningful inroads into this market segment through connecting players and giving them a safe environment in which to game. We accomplish this by facilitating an organic community for casual gamers, casual leagues, global tournaments and participants, as well as strengthening existing communities and creating new ones.

Our Diversified Business Model and Monetizing Our Platform

We are leveraging our vertically integrated Brag House Platform to execute on our diversified business model focused on business-to-consumer, or B2C, and business-to-business, or B2B, revenue channels. The fundamental drivers of our business model and monetization strategy are creating exciting experiences and community engagement through our esports platform, while generating opportunities to monetize off in-game transactions, Brag House tournaments, and advertising partnerships with corporate sponsors.

Our B2B Strategy

Through our B2B strategy, we focus on developing marketing and advertising solutions for corporate sponsors in various industries. Our B2B revenue streams include tournament tertiary fees and advertising and marketing fees.

•        Tournament Tertiary Fees.    We are able to leverage our esports tournaments to enhance and monetize our B2B partnerships. We contract with corporate partners for our tournaments either on a one-off basis or under a batch contract. Through these arrangements, we provide white-labeled tournament planning, marketing, gamer recruiting and onboarding services to our sponsor partners. We perform all publicity and marketing for the tournament and host its production, including the streaming and live broadcast of the tournament. We then conduct an after-action analysis to provide a report on viewership, along with other additional services, including customized recap highlight videos, audience exposure data for a sponsor’s brand and words association as its appears during our live broadcasts, social media graphics and video and custom smart links to measure engagement key performance indicators (KPIs), which, altogether, can be seen as equivalent to Return on Marketing Investment (ROMI) and/or Return on Ads Spend (ROAS), depending on how the funds were utilized.

Through December 31, 2022, we have held 22 major tournaments, and six of those tournaments were sponsored by corporate entities including Fortune 500 companies that have generated approximately $300,000 in revenue. Additionally, we have an active presence at more than 50 of the largest universities in the United States. Based on the growing popularity of our esports competitions, we expect to consistently increase the number of Brag House tournaments each year.

We anticipate that for 2023, tournaments and sponsorships with major sports enterprises and corporate entities will constitute approximately 99% of our revenue, while subscriptions, merchandise and other forms of revenue will constitute approximately 1%. We anticipate that as we continue to grow our user base during 2023 to 2025 and beyond, our subscriptions, merchandise, and in-app purchases will weigh for approximately 50-55% of our revenue.

•        Advertising and Marketing Fees.    We aim to connect with advertisers looking to reach college-aged gamers, consumers and esports fans. This involves soliciting advertisers to promote their products through digital channels (such as on our social media accounts and in our Brag House Platform), and also in physical channels (such as by advertising with billboards or signs at our live events). We anticipate that for 2023, tournaments and sponsorships will constitute approximately 99% of our revenue. In growing the network of Brag House Platform users, we will continue to make ourselves and our events an appealing destination for advertisers to promote their products.

Our B2C Strategy

Through our B2C strategy, we focus on a variety of products and services aimed at enhancing our users’ experience, reinforcing our organic, inclusive, personalized gaming environment and developing a recurring revenue model to generate sufficient returns and support our continued organic and strategic growth. Our B2C revenue streams include user subscriptions (memberships) to the Brag House platform (application and website), in-application purchases for digital products, tournament fees and branded merchandise sales.

As we continue to add improvements to our technology platform, strengthen our community, and create meaningful content for users to engage, we anticipate our user growth rate to be even higher in 2023-2024. As we generate additional views for our content, we anticipate that we can begin to increase the sponsorship revenue generated from our tournaments and events, as well as increase the revenue generated from in-app purchases and merchandise.

Leveraging Bragging Functionality.    We leverage our Bragging Functionality to incentivize user participation, to facilitate the formation of communities and to enhance the competitive spirit of our platform. Our Bragging Functionality utilizes Brag Bucks, which is in-application currency (i.e., no monetary value). A Brag is an in-game stat-based prediction that can be created by the Brag House team members and Brag House users for upcoming streams and tournaments. When a Brag House user places a Brag and predicts the outcome of a stream or tournament correctly, the user will win Brag Bucks and may move up the Brag House leaderboards, which are specifically correlated to the successful Brags that the user has placed. By placing successful Brags and moving up the leaderboards, the user effectively earns bragging rights over other users and friends who participated in the same Brag but were not successful in their predictions. This creates additional user engagement with the Brag House platform by giving casual gamers the opportunity to place Brags, engage with Brag House streams and tournaments and earn the right to banter with other users and friends in a friendly manner. The Bragging Functionality of the Brag House platform is something that we believe makes us unique in the gaming industry and is a distinctive feature that connects with the casual college gamer.

Each Brag has its own Brag Bucks pot that users have the opportunity to win. The total pot of each Brag is determined by the number of Brag Bucks that are placed by users who entered the specific Brag. Each Brag is a unique in-game stat-based prediction that has at least two possible outcomes from which users may choose. To enter a specific Brag, users select their predicted outcome and decide how many Brag Bucks they want to submit. Once users submit their prediction, their Brag Bucks are added to the total Brag Bucks pot for that specific Brag. The number of Brag Bucks that a user will win for a correct prediction is calculated based on the following three factors:

•        the total Brag Bucks that were entered in the specific Brag;

•        the total number of users that predicted the outcome of the Brag correctly; and

•        the proportional weight of the amount of Brag Bucks each user entered in the specific Brag.

In addition to winning Brag Bucks through correct Brag predictions, users can earn Brag Bucks by:

•        Inviting new users to join the Brag House community through the Brag House application’s “Invite Friends” feature;

•        Claiming the free daily chest spin that will award users a random number of Brag Bucks (within a specific range); and

•        Purchasing Brag Bucks chest spin packages in which each spin will award users a random number of Brag Bucks (within a specific range).

Brag Bucks that are awarded when a Brag House user invites friends or utilizes chest spins will be reflected in the user’s balance, however they will not affect the user’s leaderboard position. The Brag House leaderboards are Brag-specific, and they reflect the position of users who have predicted Brags correctly. A user’s position on a leaderboard is determined based on the number of Brag Bucks won on a particular Brag, minus the number of Brag Bucks that user placed in order to enter the Brag. The more net Brag Bucks a user wins, the higher they will appear on the leaderboard. The Brag House leaderboards are an important feature of the platform in that a user’s position on the leaderboards gives them the opportunity to win daily, weekly and monthly prizes.

A Brag House user’s total net Brag Bucks will be reflected in their balance. However, the user’s balance is dynamic in that it reflects all movement in the user’s total Brag Bucks. It does not present the amount of Brag Bucks each user has won in total or been awarded since joining the Brag House community. We believe our Brag Bucks system motivates casual college gamers to join our platform and presents them with a unique opportunity in the esports and gaming industry. By giving users the opportunity to place Brags, win Brag Bucks and move up our leaderboards, we believe that we have created a gaming platform that will continue to attract users looking to compete with their friends and other casual gamers.

Providing Our Users Multiple Subscription (Membership) Options.    We have made major investments in the Brag House application, and one of our central revenue drivers is our auto-renewable subscription model, which focuses on a series of regular payments that our users make in order to access Brag House premium content and additional features and benefits. Our subscription cycles range from one month to one year, and, when fully functional, which we expect to occur in the second quarter of 2022, our platform will allow for users to select from five membership tiers — Bragger, Bragger Plus, Gamer, Streamer and Ultimate.

•        Bragger:    This is our entry-level freemium membership. Braggers are video game and esports enthusiasts who consider gaming a hobby and view esports as a source of digital entertainment. Braggers can create a member-specific profile, watch streams on the Brag House application and place Brags using Brag Bucks, our in-application currency that accrues as users correctly predict Brags and allows Braggers the opportunity to move up on the Brag House leaderboard. The higher the user moves up on the leaderboard, the more opportunities they will have to win daily, weekly and monthly prizes. Each Bragger is given a free daily chest spin, which grants the user a randomly generated number of Brag Bucks. Additionally, Braggers have the opportunity to register for upcoming tournaments through the Brag House application. As of December 31, 2022, we had 1,236 Bragger members.

•        Bragger Plus:    This is our first level of paid membership. We believe Bragger Plus members spend more time per week watching video game streams and tournaments and we believe have a stronger interest in participating in the Bragging Functionality and enjoying the premium Brag House features. By interacting more with the Brag House platform, Bragger Plus members have the ability to earn larger Brag House prizes. In addition to the Bragger membership features, our Bragger Plus members receive additional perks and features, including access to the Brag House multiplier, which apply to Bragger Plus members’ daily chest spins, increasing the potential number of daily Brag Bucks generated and increasing the daily, weekly and monthly prizes based on where the user ends up on the various Brag House leaderboards. Bragger Plus members also benefit from a 10% exclusive membership discount on all Brag House merchandise and have access to all token-specific Brags, which can be redeemed for sponsor-specific prizes and merchandise. Bragger Plus subscriptions are eligible for monthly, quarterly or annual renewal cycles. Our Bragger Plus membership has a monthly fee of $2.99. As of December 31, 2022, we had 0 paying Bragger Plus members.

•        Gamer:    Gamer members typically focus on one or two esports or video games, striving to outperform their competitors and enjoy the Brag House competitions and challenges. Gamer members have access to the perks and features of the Bragger Plus membership, along with early registration and a 50% discount on entry fees for all Brag House tournaments. Gamer members also have access to private Brag House community channels, a 15% exclusive membership discount on all Brag House merchandise, and assistance in building their gamer portfolio, which includes a monthly ten- to fifteen-second highlight clip created by the Brag House team. Gamer subscriptions are eligible for monthly, quarterly or annual renewal cycles. Our Gamer membership has a monthly fee of $4.99. As of December 31, 2022, we had 0 paying Gamer members.

•        Streamer:    We believe Streamers are motivated by the opportunity to interact with other gamers and contribute to the growth of the esports community, deriving personal benefit from the social aspects of the Brag House platform. Streamer members have access to the perks and features of the Bragger Plus membership. In addition, Streamers are eligible for early tournament registration, the opportunity to feature the user’s live stream on the Brag House application, a 15% exclusive membership discount on Brag House merchandise, access to private Brag House community channels and a monthly ten- to fifteen-second highlight clip created by the Brag House team. Unique to this membership level, Streamers are granted access to educational sessions hosted by experienced Brag House streamers, which we believe are an excellent opportunity for Streamer-level gamers to distill insights on how to develop their streams to fit their personal brand, how to interact with their audience, how to create more engaging content and market their stream, form overlays and more. Streamers also earn Brag Bucks based on various key performance indicators that they can achieve, including number of hours they streamed, number of consecutive days they streamed live on the Brag House application, number of Brags they created and audience interaction (specifically, the number of users that placed Brag Bucks on the Streamer’s Brags). Streamer subscriptions are eligible for monthly, quarterly or annual renewal cycles. Our Streamer membership has a monthly fee of $4.99. As of December 31, 2022, we had 0 paying Streamer members.

•        Ultimate:    The Ultimate membership is our most premium paid membership and provides the best opportunity for users to fully immerse themselves into the Brag House platform. Ultimate members have access to all perks and features of the Bragger Plus membership, along with more features specific to the Ultimate membership. These additional perks and features include the opportunity to be the first Brag House users to register for Brag House tournaments, access to two entry-free tournaments per month and 50% discount thereafter on tournaments’ entry fee, access to private Brag House community channels, a monthly ten- to fifteen-second highlight clip created by the Brag House team, the option to feature their streams on the Brag House application and access to the Streamers package providing seminars for users on how to develop their streams to fit their personal brand, interact with their audience, create more engaging content, market their stream, form overlays and more. Additionally, Ultimate members will be given a 25% exclusive membership discount on Brag House merchandise, a five-times multiplier on the Brag House daily chest spin and a two-times multiplier on earned Brag Bucks, which are based on the various key performance indicators in the Streamer membership. Ultimate subscriptions are eligible for monthly, quarterly or annual renewal cycles. Our Streamer membership has a monthly fee of $7.99. As of December 31, 2022, we had 0 paying Ultimate members.

User Retention.    We are committed to continuously updating the Brag House platform and entering into esports partnerships with corporations, professional sports teams and universities. We believe our unique approach to the gaming industry, notably our targeting of the casual gamer, coupled with our exciting partnerships and continuous development of new Brag House offerings, will be influential in our drive to retain Brag House users. Our current efforts to retain our subscription-based members include, but is not limited to:

•        improving the breadth and depth of the Brag House platform’s functionality;

•        placing an emphasis on keeping user data secure;

•        maintaining availability and reliability of the Brag House application;

•        focusing on user ease of the Brag House platform;

•        continuously adding user value through Brag House offerings;

•        advancing brand awareness and reputation; and

•        addressing legal, regulatory and cultural matters.

Providing In-Application Digital Product Purchase Opportunities.    We offer our users the opportunity to purchase various items through the Brag House application that we generally categorize as consumable items and non-consumable items. Based on performance to date, we believe these digital products present a meaningful revenue opportunity for us.

•        Consumable Items.    This is the most common type of in-application purchases in mobile games. Most commonly, consumable items refer to in-game currency such as health bonuses and power-ups. Brag House users will have the option to purchase $1, $2.50 or $5 Brag Bucks chest packages. Each chest package will contain a random amount of in-application Brag Bucks within a specific range. Based on the randomization process, users will receive the amount of Brag Bucks that each purchased chest contains. Brag House users can utilize their Brag Bucks to unlock access to items with no real-world monetary value. The availability of Brag House consumable items depends on how the user utilizes their Brag Bucks. Specifically, users may utilize Brag Bucks to unlock items such as access to Brags, access to exclusive Brag House content and access to non-sponsored Brag House tournaments. Certain Brags will give users access to another in-application point accrual mechanic, Loyalty Tokens. Loyalty Tokens cannot be used in Brags, traded with other users or sold for cash value. Users can redeem their Loyalty Tokens in our Brag House store, for an assortment of prizes. The Loyalty Tokens include custom tournament sponsor tokens and brand partner tokens which can only be redeemed for specific prizes relating to the tournament or brand sponsor in our Brag House store. In addition, Loyalty Tokens include our main in-house Loyalty Token, our Brag Tokens, which users can redeem for all other open-access (i.e. non-sponsored) prizes in our Brag House store. Once the user earns and consumes their Brag Bucks and Loyalty Tokens, the consumable items will disappear. Brag Bucks have no time limit for use, but certain Loyalty Tokens have expiration dates associated with them. Specifically, the expiration dates apply to custom tournament sponsor tokens and brand partner tokens. Certain tokens are only available through a limited number of Brags or particular leaderboards, which creates a perceived rarity feature to particular Loyalty Tokens. In order for gameplay to continue, every Brag allows a user to win a certain number of Brag Bucks. Additionally, unlike the Brag Bucks chest packages that users may repurchase at any time to gain more Brag Bucks, Loyalty Tokens cannot be purchased. Rather, users can only earn Loyalty Tokens through token-specific Brags that Brag House makes available in addition to the Loyalty Tokens users can earn through placement on particular leaderboards.

•        Non-Consumable Items.    Our non-consumable items, which are commonly referred to as “unlockable items” among members of the gaming community, include digital overlays, graphics, instructional videos and additional items that are currently under development, such as social media posts, video editing, highlighted streams, Brag House branding and marketing via discord and bulk package options. Unlike consumables, once a member gains access to non-consumable items by utilizing their Brag Bucks, they will have permanent access to those items. We currently offer non-consumable items only to Gamer-, Streamer- and Ultimate-level members, thus offering an additional incentive for Brag House users to upgrade their subscription (membership) level.

Tournament Fees.    To facilitate and enhance social engagement on our gaming platform beyond our recurring subscriber base, we offer tournaments to provide casual college gamers a chance to compete and fully immerse themselves in the Brag House community. Through December 31, 2022, we have held 22 major tournaments which saw more than 600 participants in the aggregate from nearly 200 colleges and universities across the United States, and which have generated an aggregate of approximately $300,000 of revenue for us.

Merchandise.    We intend to sell company-branded Brag House merchandise through our website (www.thebraghouse.com) and our application. Brag House users and non-user fans can purchase items such as customized Brag House long sleeve shirts, T-shirts, standard and zip up hoodies, beanies and snapback hats.

Key Performance Indicators

We focus on three key performance indicators, as discussed below, to assess our progress and drive revenue growth. We believe that by focusing on users and followers, engagement, and views and impressions, we can best measure our growth, the adoption of the Brag House platform and the overall impact that Brag House is having on the esports and gaming industry.

1.      Views and Viewership.    We experienced strong community growth in 2022, reaching nearly 300,000 video views of our Brag House Content through December 31, 2022 on video platforms, compared to 160,000 video views through 2020 and 2021, which represent a 243% increase in views year-over-year from 2020 to end of Year 2022. Additionally, in 2022, Brag House spectators who viewed live streams remained on the platform for 26 minutes across over 7,000 live views, which represents nearly a 2.5X increase compared to the industry benchmark of 11 minutes. This continued growth in views results in the exponential growth of our monetizable advertising inventory. Additionally, we believe our growth in views will be achieved largely via user generated content submitted to us by our community, significantly limiting the production cost and overall investment required to achieve the continued growth in our viewership. We define “views” as the number of people who watch either live content (broadcasts) or VODs (Videos on Demand) that are available across Brag House’s digital presence on platforms such as the Brag House website, app, social media channels (Instagram, X (formerly known as Twitter), LinkedIn, Facebook, Snapchat, TikTok and Reddit) as well as streaming services channels (Twitch, YouTube).

2.      Impressions and Reach.    We have generated nearly 6 million impressions since inception, which represents approximately a 111% increase, or 2X growth, year-over-year from 2020 to end of Year 2022. In 2022 alone, we have had over 3 million impressions. In addition, our aggregate reach was 2.1 million people. We define “impressions” as the aggregate number of times any pieces of our content have been viewed by brag house users across all social media platforms, regardless of if the specific content was interacted with or not. We define “reach” as the number of unique users that view our content across all social media platforms.

3.      Engagement.    As of December 31, 2022, we had an average engagement rate of 5.8% across our marketing platforms, which is above the industry average of 1.5% according to Social Insider. This includes nearly 40,000 chat messages being sent during our gaming live streams. We continue to focus on ways we can repackage and distribute this significant derivative content library for further monetization. We define “engagement” as all digital interaction between the Brag House brand and our followers and users as well as interaction between followers and users on the Brag House platform and social media channels. These engagements can be measured by comments, chatting, likes, shares, posting, signing up for tournaments and events, interacting with polls on social media, placing Brags on the Brag House platform, placing Bracket predictions on the Brag House platform, and other similar actions.

Partnerships

In May of 2021, we entered into an agency supplier agreement with Moroch, a marketing and communications agency, through which we hosted tournaments sponsored by McDonald’s and Coca-Cola. Under this agreement, we contracted for advertising and marketing services as well as the development of promotional materials bearing the trademarks of McDonald’s and Coca-Cola.

Pursuant to our agreement with Moroch, we held the “Texas Loyalty Cup”, a Brag House tournament, in 2021 in collaboration with McDonald’s and Coca-Cola, where college students from various universities across the State of Texas competed against each other playing Nintendo’s Super Smash Bros. Brag House put on a full production for the tournament including, in-game commentary, pre and post interviews, and created original graphics to promote the McDonald’s and Coca-Cola brands, as well as their products. The 18-hour live stream event reached 660,000 people with gender demographics of 66.60% men and 33.40% women.

The success of the tournament led to a continued and stronger relationship with McDonald’s and Coca-Cola as we had held two tournaments in 2022: “SoCal FIFA 23 Tournament” which was a direct contract with Coca-Cola and collaborated with McDonald’s through their marketing agency of the Southern California Region, DE, and “Black and Positively Golden Gamers HBCU Tournament Featuring Fortnite” which was a contract with McDonald’s through their agency, WI, in collaboration with Coca-Cola. Due to the success Brag House was able to achieve, the partnership with McDonald’s and Coca-Cola grew stronger as Brag House has been contracted for a multi-year agreement by Coca-Cola, in collaboration with McDonald’s, for the third consecutive year to host a Fortnite tournament across nationwide tournament with student gamers from five States (Washington, Oregon, California, Oklahoma and Kansas). The tournament is known as the Golden Royale Cup, and will take place over the course of three weeks in November, with four qualifying matches and then a grand finale match

In addition to the already scheduled tournament in 2023 with McDonald’s and Coca-Cola, Brag House has finalized two major partnerships agreements; the first with the FWSC, a division of The City of Fort Worth, to host a first-of-its-kind in-person esports event, which will be streamed live digitally as well, in 2024 at the FWCC focused on college students for the State of Texas where Brag House is anticipating over 100 Texas colleges and Universities to take part in the event and have over 20,000 visitors attend the event in-person and over 500,000 spectators through the live streaming; the second with the Denver Broncos, a world-renowned American Football franchise that competes in the NFL to be a gaming partner for in-person and digital gaming activations (i.e. gaming events) for, at minimum, the 2023-2025 NFL seasons. Brag House is also currently negotiating terms for tournament and promotional events in 2024 with other Fortune 1000 companies, such as DoorDash and T-Mobile. As of December 31, 2022, our partnerships have accounted for 99% of our revenue.

While engaging with corporate sponsors is important to ensure we have the proper funding and infrastructure to host our popular tournaments, our college-level collaboration with organizations such as the Black Collegiate Gaming Association helps us to continue to drive grassroots adoption of our esports platform at the college level. In total we have hosted three events through these organizations (all in 2021), and such events were sponsored by LA Sparks, PlayStation, GameStop, NASCAR and NBA2K. In addition to the full production described above, the Brag House hosted panel presentations, which included individuals such as Brittney Sykes, professional WNBA player at the LA Sparks, Jacqueline Beacucamp, Chairwoman & CEO of Engaged Media, and others.

Web hosting Services with Amazon

We currently host our esports platform and support our operations using AWS, a third-party provider of cloud infrastructure services, along with other service providers traditionally used by AWS. Our commercial agreement with AWS will remain in effect until terminated by AWS or us. Either party may terminate this Agreement for cause if the other party is in material breach of this Agreement and the material breach remains uncured for a period of 30 days from receipt of notice by the other party. No later than the Termination Date, we must close our account. AWS may also terminate this Agreement immediately upon notice (A) for cause if AWS has the right to suspend under certain circumstances as set forth in the AWS customer agreement, (B) if AWS’ relationship with a third-party partner who provides software or other technology AWS uses to provide the Service Offerings expires, terminates or requires us to change the way AWS provides the software or other technology as part of the Services, or (C) in order to comply with the law or requests of governmental entities.

Third Party Payment Processors

Sales and Marketing

Prospective members and subscribers are introduced to Brag House through eight primary marketing channels, consisting of:

1.      our Collegiate Leads Program that amplifies our grassroot approach, through which we continuously increase brand awareness around campuses of colleges and universities across the United States as well as drive new traffic of users to our platform (application and website) with higher focus on college students and alumni of those schools;

2.      our in-application referral program that incentivizes users to invite their friends and acquaintances to join our platform by providing bonus Brag Bucks for each new user that joined (monthly bonus limitation may apply in certain cases) and the ability to compete with them in a social manner over bragging rights and other prizes;

3.      professionally produced Esports tournaments of popular video games, with higher focus on video games classified as esports games, that are streamed live on our platform (application and website), including our Twitch and YouTube channels as well as our Facebook Page;

4.      content library on our Twitch and YouTube channels that can be found through organic searches and through shared links by hundreds of millions;

5.      Brag House social media channels on Instagram, Facebook, X (formerly known as Twitter), TikTok, SnapChat, LinkedIn and Reddit, which enables us to organically reach hundreds of thousands of users that continuously drives traffic to our platform (application and website);

6.      Ad campaigns on advertising platforms such as Snapchat Ads, TikTok Ads, Facebook Ads, Instagram Ads, X (formerly known as Twitter) Ads, LinkedIn Ads and Google Ads, which all help increase our organic reach to potentially hundreds of millions primarily in the United States, but in the rest of the world as well; and

7.      continued press, press releases and public relations that drives brand awareness to our platform.

In addition to these channels, we also market our community and platform through in-app and in-live broadcasts/streams promotions, search engine optimization, online advertising as well as aim to engage with various social influencers ranging from Nano- to Macro-influencers to achieve multiple marketing strategies and build email marketing campaigns.

Users typically begin their relationship with Brag House by viewing content on the Brag House platform, which includes our website, Twitch and YouTube channels as well as our Facebook Page, registering an email address, and/or by participating in our entry-free esports tournaments. As discussed in ‘Our B2C Strategy’ section, users become more engaged by creating a profile on our platform where they can become a Bragger, our freemium entry-level membership, and enjoy the benefits of the Bragger. Following the freemium Bragger membership, users can enhance their experience and engagement opportunities by upgrading their memberships from our freemium Bragger membership to one of our paid-membership levels, where they have access to premium Brag House features that are not available at the freemium Bragger membership level. While initial membership at the Bragger level is free, we do monetize all members as activity grows with one-off paid experiences, in-app purchases, merchandise sales and through brand and media sponsorship revenues.

We plan to drive deeper user engagement by continuously enabling the freemium entry-level Bragger membership, which provides users the ability to experience our platform and community, increasing the number of tournaments we produce weekly, expanding our Collegiate Leads Program and reach across the nation, simplifying the Brags creation process on the platform to induce more streamers to create Brags, which drives user engagement, and/or acquiring content creators and talent to produce more captivating and engaging in-house content. We estimate that our monthly paid members can generate between $25 and $95 in annual revenue per member (excluding one-off purchases, as described above), and content from these experiences is broadcasted on our platform, including our Twitch and YouTube channels, as well as our Facebook page, which drives deeper user engagement and serves as a channel to attract new members.

Competition

Given that we operate in the global entertainment and esports industry, we consider any type of discretionary leisure and entertainment provider to be a competitor with respect to our consumers’ time and disposable income. Competition in the amateur esports gaming industry generally is intense. Our competitors range from established leagues and championships owned directly, as well as leagues franchised by, well known and capitalized game publishers and developers, interactive entertainment companies and diversified media companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the amateur esports gaming ecosystem.

In the esports industry, our competitors are Gamesquare, PlayVS, Super League Gaming, and Caffeine Gaming. Additionally, we expect competition from new entrants and adjacent competitors as esports and gaming continue to expand.

We differentiate ourselves from potential competition through our organic community and partnerships that enable experiences, community, content and commerce. Our core strengths include our ability to leverage our vertically integrated Brag House Platform to create economies of scale around esports tournaments as well as facilitate significant user engagement through our dominance of the college market and exclusive corporate partnerships.

Our Competitive Strengths

Based on management’s experience in the industry, we believe we have the following competitive strengths which enable us to compete effectively.

•        Brag House has a first to market grassroots approach to reaching its community.

•        Our focus on casual games has allowed us to create an inclusive environment that promotes not only casual gamer experiences, but also provides a venue for gamers to improve their skills and brand as the endeavor to become competitive or professional gamers and streamers.

•        Our vertically integrated Brag House Platform has allowed us to concurrently develop what we believe are compelling B2C and B2B product and service offerings.

•        Our proprietary or other attributes regarding our development and delivery model.

•        Our platform not only facilitates discoverability but also paves the way for aspiring professional gamers and streamers to reach their goals.

Growth Prospects

As we continue to invest in creating inclusive, exciting and personalized experiences for our users through our Brag House Platform, we will strive to build a leadership position within the growing esports gaming industry. We have established key areas of strategic focus that will guide the way we think about our future B2C and B2B growth prospects:

Expanding our community of casual gamers and fans is our top priority.    Non-professional gamers represent more than 99% of all gamers globally according to Cyber Athletiks, presenting what we believe is a robust market segment that presents meaningful opportunity for growth. We will continue to invest in, and further enhance, our mobile and web platforms by (i) implementing a livestreaming functionality where our users can watch gaming streams live and chat, (ii) setting up separate subcommunities on our platform broken down by similar gaming interest, geographic location or college affiliation, (iii) promoting engagement that fosters a competitive and safe atmosphere among players who wish to compete against one another, and (iv) adding virtual and physical prizes that our users can win through engaging with our platform. We feel that the above measures will foster a positive relationship with our current userbase and foster community growth.

Strengthen and grow our B2B Partnerships.    Given the potential reach of our tournaments, we believe we have the ability to reach, connect with, and influence a significant segment of casual gamers and spectators in a direct and authentic way. B2B partnerships represent a key part of our financial strategy, and because our target demographic represents such a large segment of the gaming market, we believe we can be a bridge between our users and tournament participants and our B2B partners.

Organic Growth through Additional Offerings.    Though Brag House was founded for casual gamers, and providing a home for casual gamers will continue to be our mission, we believe we can attract professional streamers and gamers by facilitating discoverability within our platform. We believe we can help casual gamers grow their following and create original content through our Brag House Platform for fans and followers through access to our library resources and services. In addition, we believe we can establish relationships with esports agencies and professional gaming organizations, and then connect these organizations to the gamers who build their profile using our platform. While we currently have no plans to become an in-person events company, we believe there is demand for in-person esports events. Our first in-person event hosted at the University of Dallas in October 2021 drew more than 2,500 students and faculty; our aim is to replicate and increase this turnout in future in-person events.

We encourage content creation by our users as part of our effort to help casual gamers interested in pursuing professional gaming, as a result, content creation may become one of our sources of revenue in the future.

Human Capital Strategy

A healthy culture and engaged workforce are essential to our ability to execute our strategic plan and build ongoing and meaningful relationships with our communities. As a knowledge-based business, our ability to attract, train, motivate and retain qualified employees is a critical factor in the successful development of our products and services. Our future success will remain dependent, in large measure, on our ability to continue attracting, training, motivating and retaining qualified employees.

Our talent acquisition planning and hiring strategies are aligned with our strategic vision and where we need to invest and develop as a business. We target talented individuals who possess skills that are critical to the future of our business, and we are committed to investing in the development and growth of diverse talent through community outreach and other social initiatives.

We are focused on promoting the total wellness of our people and maintaining resources, programs and services to support employees’ physical, mental, familial and financial health. We offer a wide range of benefits, such as comprehensive health insurance and time-off and leave programs.

Intellectual Property

Our business relies significantly on the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we use to develop and properly run our interactive online gaming platform and service. Other intellectual property we create includes gaming-related technology and content, audio-visual elements, including graphics, music, story lines and interface design.

We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. We also actively engage in monitoring and enforcement activities with respect to potential infringing uses of our intellectual property by third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secret, copyright, trademark, trade dress, domain name and patents to protect our interactive online gaming platform and service and other intellectual property. We typically own the copyright to the software code to our content, as well as the brand or title name trademark under which our online gaming platform and related services are marketed. We pursue the registration of our domain names, trademarks, and service marks in the United States and in locations outside the United States. We have one registered trademark for “Brag House,” Reg. No. 6676655.

We may seek patent protection covering inventions originating from us and, from time to time, review opportunities to acquire patents we believe may be useful or relevant to our business.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our gaming platform is marketed and used. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business, thereby harming our operating results.

Companies on the Internet, gaming products and services, social media, technology and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. From time to time, we may face in the future, allegations by third parties, including our competitors and non-practicing entities, that we have infringed their trademarks, copyrights, patents and other intellectual property rights. As our business grows, we will likely face more claims of infringement.

Facilities

Our corporate headquarters is located at 25 Pompton Avenue, Suite 101, Verona, NJ 07044. The office is a virtual office for purposes of consistent point of contact and for communications with the public and the shareholders of the Company. Day to day operations are performed by our team via the internet and other means of mobile communication tools which allows us to limit the need for formal space. We have no intention of finding, in the near future, another office space to rent during the development stage of the company. We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations as needed.

Governmental Regulations

There are a variety of laws and regulations governing individual privacy and the protection and use of information collected from individuals, particularly in relation to an individual’s personally identifiable information (e.g., credit card numbers). We employ a kick-out procedure during member registration whereby anyone identifying themselves as being under the age of 18 during the process is not allowed to register for a player account on our website or participate in any of our online experiences or tournaments.

In addition, as a part of our experiences, we offer prizes and/or gifts as incentives to play. The federal Deceptive Mail Prevention and Enforcement Act and certain state prize, gift or sweepstakes statutes may apply to certain experiences we run from time to time, and other federal and state consumer protection laws applicable to online collection, use and dissemination of data, and the presentation of website or other electronic content, may require us to comply with certain standards for notice, choice, security and access. We believe that we are in compliance with any applicable law or regulation when we run these experiences.

Environmental Matters

We have not incurred any costs associated with compliance with environmental regulations, nor do we anticipate any future costs associated with environmental compliance; however, no assurances can be given that we will not incur such costs in the future.

Environmental, Social and Governance Strategy

As noted above, our mission is to empower individuals to interact and facilitate an organic and inclusive community in which casual gamers, streamers, fans and friends can compete, enjoy friendly bragging (i.e., banter) in a safe environment, support their players and teams and win prizes. Early data suggests that approximately 30% of our member users are women (who account for nearly 40% of our reach and views), which we believe is higher than other esports platforms. We are working to instill and reinforce diversity and inclusivity across our systems, processes and culture to attract, develop and retain great talent, to develop relatable content and engagement, to expand into new and diverse markets and to ensure that our users authentically reflect gamers around the United States.

Employees

As of December 31, 2022, we subcontracted work to four organizations as independent contractors, had ten part-time employees and four full-time employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

We plan to increase the number of Brag House employees, and over the next 12 months, we are particularly focused on building our development, marketing, production and sales teams.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of the individuals who are anticipated to serve as directors and executive officers of the Company after giving effect to the consummation of the U.S. Reorganization. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors.

Name	Age	Position
Lavell Juan Malloy, II	47	Chief Executive Officer and Chairman
Daniel Leibovich	34	Chief Operating Officer, Interim Chief Financial Officer and Director
DeLu Jackson	50	Director Nominee
Michele Morrow	45	Director Nominee
Daniel Fidyra	32	Director Nominee

____________

(1)      Appointed to our board of directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part.

Lavell Juan Malloy, II, Chief Executive Officer and Chairman.    Mr. Malloy has served as our Chief Executive Officer and Chairman since he co-founded our company on February 23, 2018. Prior to founding Brag House, from February 2014 to June 2017, Mr. Malloy was the CEO of WollerMalloy Management Group, a financial platform for NFL rookie athletes. Prior to that, between 2003 and 2012, Mr. Malloy worked as a securities lawyer at Weil, Gotshal & Manges LLP, where he represented and counseled major corporations. Mr. Malloy holds a B.S. from John Jay College of Criminal Justice and a Juris Doctor from Rutgers University School of Law.

Daniel Leibovich, Chief Operating Officer, Interim Chief Financial Officer and Director.    Mr. Leibovich is our co-founder and has served as our Chief Operating Officer since December 2019. Mr. Leibovich has served as our Interim Chief Financial Officer since May 2022. Mr. Leibovich has served as a director on our board since January 2022. Mr. Leibovich has co-founded and held senior operational roles in numerous startups in the United States, including Colu Technologies as a Senior City Launcher, Project Manager, Customer Success Manager and Operations Manager (December 2020 to June 2021), Darktrace as an Account Executive (January 2019 to December 2019), Cayenne Realty Group as a Co-Founder and Team Leader (June 2015 to November 2016) and Caliber Associates as a Marketing Manager with operational responsibilities (November 2012 to May 2015). Mr. Leibovich served at a lieutenant rank in the IDF (Israeli Defense Forces) from January 2007 to January 2011. He operated in a highly classified division in the IDF Operations Branch, working on high-profile projects, such as the Iron Dome. Mr. Leibovich holds a B.A. in Financial Economics from Columbia University.

DeLu Jackson, Director.    Mr. Jackson will serve on our board following, and subject to, this offering. Since February 2023, Mr. Jackson has worked as the Executive Vice President, Chief Marketing Officer Head of Inside Sales and Member of the Executive Management team at ADT. Prior to his current role, Mr. Jackson served as Senior Vice President, Chief Marketing Officer and Member of the Executive Management team at ADT, where he demonstrated a strong ability to lead customer acquisition, marketing, advertising and sales strategies. Before his time with Brag House, Mr. Jackson served as the Vice President of Precision Marketing at Conagra Brands, Inc. (August 2017 to September 2021), the Vice President of Digital Acceleration at the Kellogg Company (February 2017 to August 2017) and the Corporate Vice President of Marketing at the McDonald’s Corp. (November 2015 to February 2017). Since March 2023, Mr. Jackson has served as an Independent Director for Latham Group (Nasdaq: SWIM), where he serves as a member of the company’s Audit and Nominating and Corporate Governance Committees. Mr. Jackson holds a Master of Business Administration from the NYU Stern School of Business and a bachelor’s degree in Arts from Princeton University.

Michele Morrow, Director.    Ms. Morrow will serve on our board following, and subject to, this offering. Ms. Morrow is an American television presenter, actress, writer, videogame journalist and producer. Since 2012, Ms. Morrow has hosted several gaming entertainment shows at some of the most well-known media brands in the sports and video game industries, including ESPN2, Bleacher Report, TBS, Take-Two and Blizzard Entertainment. In 2017, Ms. Morrow co-created and executive produced a scripted esports comedy series for YouTube Red called “Good Game”, where she joined the main cast in the role of a professional gamer. Since June 2018, Ms. Morrow has served on the Advisory Board for Esports Business Summit. Ms. Morrow holds a B.A. in Drama from University of Washington.

Daniel Fidyra, Director.    Mr. Fidyra will serve on our board following, and subject to, this offering. Mr. Fidyra brings more than 10 years of experience from multiple facets of the financial sector. Beginning in July 2019, Mr. Fidyra has worked at Citibank where he first held the position of Vice President of the Internal Audit division where he oversaw Citibank teams around the world from July 2019 to March 2023. Since April 2023, Mr. Fidyra’s role at Citibank has been Vice President of Independent Compliance Risk Management. Prior to joining Citibank, from November 2015 to June 2019, Mr. Fidyra was a Senior Financial Analyst at Stroock & Stroock & Lavan LLP, where he skillfully navigated the New York tax code while representing top financial institutions. Mr. Fidyra is in the course of completing his M.B.A. at the University of Florida. Mr. Fidyra holds a B.S. in Finance from Yeshiva University.

Board Composition

In accordance with our bylaws, our stockholders shall elect the directors at our annual meeting of stockholders (except as otherwise provided therein for the filling of vacancies). Each director shall hold office until his death, resignation, retirement, removal, or disqualification, or until his successor shall have been elected and qualified.

Nasdaq’s rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of 2 directors. We have entered into independent director agreements with three individuals, pursuant to which they have been appointed to serve as independent directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part. As a result of these appointments, we anticipate that our board of directors upon closing of this offering will consist of 5 directors, 3 of whom will be independent within the meaning of Nasdaq’s rules.

Board Leadership Structure

Our corporate governance guidelines provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may elect a lead director. The lead director’s responsibilities would include, but would not be limited to: presiding over all meetings of the board of directors at which the chairman is not present; separately conduct executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the board. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors will not have a standing risk management committee, but will rather administer this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will also monitor compliance with legal and regulatory requirements. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Board Committees

Our board intends to establish an audit committee, a compensation and nominating and corporate governance committee, each with its own charter to be approved by the board. The anticipated composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Upon our listing on The Nasdaq Capital Market, each committee’s charter will be available under the Corporate Governance section of our website at thebraghousecorp.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Until such committees are established, our entire board of directors will undertake the functions that would otherwise be undertaken by the committees. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

We expect that the initial members of our audit committee will be            (chairperson),            and            . All members of our audit committee will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules and meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, and Nasdaq. Our board has determined that            is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq.

The audit committee will operate under a written charter that satisfies the applicable standards of the SEC and Nasdaq. The audit committee’s responsibilities will include:

•        appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•        overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•        reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•        coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•        discussing our risk management policies;

•        meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

•        reviewing and approving or ratifying any related person transactions; and

•        preparing the audit committee report required by SEC rules.

Compensation Committee

We expect that the members of our compensation committee will be            (chairperson) and            . Each of the members of our compensation committee will be independent under the applicable rules and regulations of Nasdaq and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The compensation committee will operate under a written charter that satisfies the applicable standards of the SEC and Nasdaq. The compensation committee’s responsibilities will include:

•        reviewing and approving, or recommending for approval by the board of directors, the compensation of our Chief Executive Officer and our other executive officers;

•        overseeing and administering our cash and equity incentive plans;

•        reviewing and making recommendations to our board of directors with respect to director compensation;

•        reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•        preparing the annual compensation committee report required by SEC rules, to the extent required.

Nominating and Corporate Governance Committee

We expect that the members of our nominating and corporate governance committee will be              (chairperson),              and             . Each of the members of our nominating and corporate governance committee will be an independent director under the applicable rules and regulations of Nasdaq.

The nominating and corporate governance committee will operate under a written charter that satisfies the applicable standards of the SEC and Nasdaq. The nominating and corporate governance committee’s responsibilities will include:

•        identifying individuals qualified to become board members;

•        recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•        developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

•        overseeing a periodic evaluation of our board of directors.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our stockholders, as discussed below) will include the solicitation of ideas for possible candidates from a number of sources — members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

A stockholder may nominate one or more persons for election as a director at an annual meeting of stockholders if the stockholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our company not less than 120 days and not more than 150 days prior to the anniversary date of the preceding year’s annual meeting of stockholders or as otherwise required by requirements of the Exchange Act. In addition, stockholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of stockholders entitled to vote at such meeting. The stockholder nomination procedure described here is only a summary and qualified in its entirety by the detailed requirements set forth in our Bylaws.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee will have been a current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the last completed fiscal year.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon our listing on The Nasdaq Capital Market, our code of business conduct and ethics will be available under the Corporate Governance section of our website at thebraghousecorp.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers, or NEOs, for the year ended December 31, 2022, which consist of each person who served as our principal executive officer during 2022 and the next two most highly compensated executive officers, are:

•        Lavell Juan, Chief Executive Officer;

•        Daniel Leibovich, Chief Operating Officer and Interim Chief Financial Officer; and

•        William Simpson, former Chief Technology Officer

Summary Compensation

Except as set forth below, none of our named executive officers received any compensation during the fiscal year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Lavell Juan, Chief Executive Officer	2022	150,000	—	—	—	—	150,000

Daniel Leibovich, Chief Operating Officer and Interim Chief Financial Officer	2022	150,000	—	—	—	—	150,000

William Simpson, Former Chief Technology Officer	2022	150,000	—	—	—	—	150,000

Employment Agreements

We do not have an employment agreement with any of our directors or executive officers.

Outstanding Equity Awards at Fiscal Year-End

No equity awards were awarded to our NEO during the year during the year ended December 31, 2022.

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We do not currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the executive officers named above, can make voluntary pre-tax contributions, but plan to implement such a plan in the coming year.

Director Compensation

No compensation was paid to non-employee directors for services rendered during the year ended December 31, 2022.

Incentive Award Plans

We do not have an equity incentive plan and no named executive officer has unexercised outstanding equity awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

The following includes a summary of transactions since January 1, 2021, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or 1% of the average of our total assets, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Related Party Payable to Chief Executive Officer

During the years ended December 31, 2020 and 2019, Lavell Malloy, our co-founder and Chief Executive Officer, on an as needed basis, paid operational expenses on behalf of the Company. This payable bears no interest rate and is due upon demand. At December 31, 2022 and 2021, we had an outstanding balance due to Lavell Malloy of $43,563 for both years. During 2021, the Company repaid $26,887 of the outstanding balance in cash and adjusted $7,623 to reduce the balance to its current amount. In January of 2023, the Board of Directors approved the full repayment of the account balance and this was settled in full for the remaining balance of $43,563.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Description of Capital Stock — Limitations on Liability and Indemnification Matters.”

Promoters and Controls Persons

Each of Lavell Juan Malloy, II, our co-founder, Chief Executive Officer and Chairman, Daniel Leibovich, our co-founder, Chief Operating Officer and Interim Chief Financial Officer, may be deemed a “promoter” as defined by Rule 405 of the Securities Act. For information regarding compensation, including items of value, that have been provided or that may be provided to these individuals, please refer to “Executive and Director Compensation” above.

PRINCIPAL STOCKHOLDERS

The following table shows information as of regarding the beneficial ownership of our common stock as adjusted to give effect to the U.S. Reorganization by (i) each of our named executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the underwriters have not exercised the over-allotment option.

The number of shares beneficially owned by each stockholder is determined in accordance with the rules issued by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any community property laws. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, restricted units, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days from the date of this prospectus are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Brag House, Inc., 25 Pompton Avenue, Suite 101, Verona, NJ 07044. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

	Shares beneficially owned(1)	Percentage or Shares Beneficially owned
Name of beneficial owner		Before Offering(1)	After offering(2)
Directors and Named Executive Officers
Lavell Juan Malloy, II, Chairman of the Board and Chief Executive Officer	2,685,639	19.19%	%
Daniel Leibovich, Chief Operating Officer, Interim Chief Financial Officer and Director	2,091,014	14.94%	%
William Simpson, Former Chief Technology Officer	1,199,076	8.57%	%
DeLu Jackson, Vice-Chairman of the Board	67,000	* %	%
Michele Morrow, Director	—	—%
Daniel Fidyra, Director	—	—%
All executive officers and directors as a group (5 persons)	4,843,653	34.61%	%
5% or Greater Shareholder
Adrian Beeston(3)	1,305,122	9.33%	%
Breakspear Ventures PLC(4)	1,305,127	9.33%	%

____________

*        less than 1%

(1)      Based on 13,995,509 shares of common stock issued and outstanding as of December 31, 2022, as adjusted to give effect to the U.S. Reorganization.

(2)      Based on            shares of common stock issued and outstanding after this offering and giving effect to the conversion of our shares of Series A convertible preferred stock into shares of common stock on a one-for-one basis upon consummation of this offering.

(3)      Mr. Beeston’s address is 7 Carrer Major 34, Es Capdella, Calvia, lles Balears, Spain.

(4)      Breakspear Ventures PLC is an English company for which Colin Locke holds investment and voting control interests over. The address of Breakspear Ventures PLC is Suite 1, 15 Ingestre Place, London W1F0DU, United Kingdom.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock and certain provisions of our certificate of incorporation and bylaws, each of which will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

The Company does not have a classified Board of Directors. The Company is authorized to issue an aggregate of 275,000,000 shares of capital stock. The authorized capital stock is divided into 250,000,000 shares of common stock having a par value of $0.0001 per share and 25,000,000 shares of preferred stock having a par value of $0.0001 per share, 200,000 of which have been designated as our Series A Convertible Preferred Stock, or Series A Preferred Stock. As of December 31, 2022, and giving effect to the U.S. Reorganization, there were 13,995,509 shares of our common stock outstanding, held by approximately 105 stockholders of record and 200,000 shares of our Series A Preferred Stock outstanding held by two stockholders of record.

Common Stock

All shares of common stock of the Company are one and the same class, identical in all respects and have equal rights, powers and privileges.

Voting.    Except as otherwise provided for by resolution of the board of directors, the holders of outstanding shares of common stock have the exclusive right to vote on all matters requiring stockholder action. On each matter on which holders of common stock are entitled to vote, each outstanding share of such common stock is entitled to one vote. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a majority of the votes cast, which means the number of shares voting “for” a nominee must exceed the votes cast “against” such nominee. Stockholders do not have cumulative voting rights.

Dividends.    Subject to the rights of holders of any series of outstanding preferred stock, holders of shares of common stock have equal rights of participation in the dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the board of directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation.    Subject to the rights of holders of any series of outstanding preferred stock, holders of shares of common stock have equal rights to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

Rights and Preferences.    Holders of our common stock will have no preemptive, conversion or subscription rights, and there will be no redemption or sinking funds provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of share of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Shares of preferred stock of the Company may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, if any, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated and expressed in the resolution or resolutions providing for the issue of such series, adopted by the board of directors. The resolutions providing for issuance of any series of preferred stock may provide that such series shall be superior to, rank equally with or be junior to any other series of preferred stock to the extent permitted by law and the terms of any other series of preferred stock.

In connection with the U.S. Reorganization, our board of directors authorized, and we issued, 200,000 shares of our Series A Preferred Stock. Each share of Series A Preferred Stock has a liquidation preference of $0.50. Each is entitled to one vote on each matter presented to our stockholders for approval, and, except as described in the immediately following sentence, vote together as a single class with shares of our common stock. So long as any shares of Series A Preferred Stock remain outstanding, then unless a greater percentage is required by law, the affirmative vote or written consent of holders of at least a majority of our outstanding shares of Series A Preferred Stock shall be required to amend, alter or repeal or otherwise change the terms of the Series A Preferred Stock if any such amendment, alteration, repeal or change would materially and adversely affect the rights, preference, powers or privileges of our Series A Preferred Stock.

Pursuant to the terms of the Series A Preferred Stock, each share of Series A Preferred Stock will convert automatically and without any action on behalf of the holder thereof into one share of our common stock concurrent with the consummation of this offering.

Anti-Takeover Provisions

Some provisions of Delaware law and our certificate of incorporation and our bylaws that will be in effect upon the closing of this offering could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interests or in our best interests, including transactions that provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock.    The ability of our board of directors, without action by our stockholders, to issue up to 25,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to effect a change in control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings.    Our bylaws provide that a special meeting of stockholders may be called only by the chairman of our board of directors, our chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors present at a meeting with a quorum of directors is present.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors of a committee of our board of directors.

Elimination of Stockholder Action by Written Consent.    Any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent.

Removal of Directors.    Our bylaws provides that, except as prohibited by applicable law, our stockholders holding a majority of our shares then entitled to vote at an election of directors may remove any director from office, with or without cause.

Stockholders Not Entitled to Cumulative Voting.    Our certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Choice of Forum.    Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, or (5) any action asserting a claim governed by the internal affairs doctrine. Under our certificate of incorporation, this exclusive form provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or the rules and regulations thereunder.

Our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our certificate of incorporation also provides that any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise.

Amendment of Charter Provisions.    The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of Delaware law, and our certificate of incorporation and bylaws that will be in effect upon the closing of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Section 203 of the Delaware General Corporation Law.    We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.

Limitations on Liability and Indemnification Matters

Our certificate of incorporation limits our directors’ liability to the fullest extent permitted under Delaware law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•        Any breach of the director’s duty of loyalty to us or our stockholders;

•        Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•        Unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•        Any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law and that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

We also intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by such persons in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our certificate of incorporation and bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the limitation of liability and indemnification provisions of our certificate of incorporation, our bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which will be filed as an exhibit to this registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Listing

We have applied to list our common stock on The Nasdaq Capital Market under the symbol “TBH”. The closing of this offering is contingent upon such listing. However, no assurance can be given that our application will be approved and that our Common Stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and will terminate the offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be VStock Transfer, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors — Risks Related to this Offering and Ownership of Our common stock — Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.” Furthermore, although we have applied to list our common stock listed on The Nasdaq Capital Market, we cannot assure you that there will be an active public trading market for our common stock.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of            , 2023, we will have an aggregate of            shares of our common stock outstanding. Of these shares of our common stock, all of the shares sold in this offering (or shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Previously issued shares of common stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the one-year lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately            shares of our common stock will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-Up Agreements

We, all of our directors and officers and all of our 1% or greater shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of one year after the date of this prospectus. See “Underwriting — Lock-Ups; No Sales of Securities.”

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•        1% of the number of our common stock then outstanding, which will equal approximately            shares of our common stock immediately after this offering; or

•        1% of the average weekly reported trading volume in shares of our common stock on The Nasdaq Capital Market during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC with respect to such sale.

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our            Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market following the registration statement’s effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not addressed herein. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the alternative minimum tax or the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to holders subject to particular rules, including, without limitation:

•        U.S. expatriates and certain former citizens or long-term residents of the United States;

•        persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        brokers, dealers or traders in securities or currencies;

•        persons that hold more than 5% of our common stock, directly or indirectly;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes;

•        partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell our common stock under the constructive sale provisions of the Code;

•        persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•        persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•        qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•        persons whose “functional currency” is not the U.S. dollar;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement; and

•        tax-qualified retirement plans.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner (or person or entity treated as a partner) in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS LEGAL OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person,” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation or other entity created or organized under the laws of the United States, any state thereof, or the District of Columbia and treated as a corporation for U.S. federal income tax purposes;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying distributions to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Disposition of common stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders may be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below regarding backup withholding and the FATCA, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Disposition of Common Stock

Subject to the discussions below on backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than as a distribution for U.S. federal income tax purposes) unless:

•        the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        our common stock constitute U.S. real property interests, or USRPIs, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits, as adjusted for certain items, which will include such effectively connected gain.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we would be a USRPHC if our USRPIs comprise (by fair market value) at least 50 percent of our business assets. We believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on FATCA, a non-U.S. holder will not be subject to backup withholding with respect to distributions on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions (including deemed distributions) made on our common stock to the non-U.S. holder, regardless of whether any tax was actually withheld. Such information returns generally include the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and applicable Treasury Regulations (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on our common stock, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The withholding provisions under FATCA generally apply to payments of dividends paid on our common stock. Further, current provisions of the Code and Treasury Regulations treat gross proceeds from the sale or other disposition of common stock as subject to FATCA withholding after December 31, 2018. However, recently proposed Treasury Regulations, if finalized in their present form, would eliminate FATCA withholding on payments of gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the potential application of FATCA.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through Westpark Capital, Inc., which is acting as representative of the underwriters of the offering. The underwriting agreement that we intend to enter into with the representative will provide that the obligations of the underwriters are subject to representations, warranties and conditions contained therein. The underwriters will agree to buy, subject to the terms and conditions of the underwriting agreement, the number of shares of common stock listed opposite their names below. Pursuant to the underwriting agreement, the underwriters will be committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriter	Number of Shares
Westpark Capital, Inc.
Total

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus. The underwriters propose to offer shares of common stock to certain dealers at the same less a concession not in excess of $            per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

A copy of the form of underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is a part.

The shares sold in this offering are expected to be ready for delivery on or about            , 2023, against payment in immediately available funds. The underwriters may reject all or part of any order.

Over-Allotment Option

Pursuant to the underwriting agreement, we will grant to the underwriters an option to purchase up to            additional shares of common stock, representing 15% of the common stock sold in this offering, solely to cover over-allotments, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option at any time during the 45-day period after the closing of the offering, but solely for the purpose of covering over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Discounts, Commissions, and Reimbursement

We have agreed to pay the underwriters a cash fee equal to eight percent (8%) of the aggregate gross proceeds of received by us from the securities sold in this offering. We have further agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1.0% of the gross proceeds received by us at the closing of the offering.

Total
	Per Share	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discounts and commissions (8%)
Non-accountable expense allowance (1.0%)
Proceeds, before expenses, to us	$	$	$

We estimate that our total expenses of this offering, exclusive of the underwriting discounts and commissions and the non-accountable expense allowance, will be approximately $            , which includes a maximum of $150,000 of out of pocket expenses for “road show,” diligence, and reasonable legal fees and disbursements for underwriters’ counsel, subject to a maximum of $50,000 in the event that this offering is not consummated. We have also agreed to reimburse the underwriters, subject to compliance with FINRA Rule 5110(g).

Indemnification

Pursuant to the underwriting agreement, we also intend to agree to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Offering Information

No action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. None of the securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the securities being offered hereby be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of securities and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy our securities in any jurisdiction where that would not be permitted or legal.

Lock-Ups; No sale of Securities

The Company, on behalf of itself and any successor entity, will agree in the underwriting agreement that, without the prior written consent of the representative, it will not, during the engagement period and for a period of one year after the date of this prospectus, or the Lock-Up Period, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

In addition, each of our directors, officers and 1% or greater stockholders has agreed that for a period of one year after the closing of the offering, without the prior written consent of the representative, and subject to certain exceptions, they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our securities during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our securities for their own account by selling more securities than we have sold to the underwriters. The underwriters may close out any short position by either exercising its option to purchase additional securities or purchasing securities in the open market.

In addition, the underwriters may stabilize or maintain the price of our securities by bidding for or purchasing securities in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if securities previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our securities at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our securities to the extent that it discourages resales of our securities. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and selling group members, if any, may also engage in passive market making transactions in our securities on the Nasdaq Capital Market. Passive market making consists of displaying bids on the Nasdaq Capital Market by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Affiliations

Each underwriter and its respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the Company. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses by electronic means, such as e-mail.

Offer Restrictions Outside the United States

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China, or the PRC, (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC, or Prospectus Directive, as implemented in Member States of the European Economic Area, each, a Relevant Member State, from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual financial statements), and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual financial statements);

•        to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of our Company or any underwriter for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by our Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1, et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in France.

Such offers, sales, and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the Prospectus Regulations. The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societá e la Borsa, or CONSOB) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998, or Decree No. 58, other than:

•        to Italian qualified investors, as defined in Article 100 of Decree No. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 11971, as amended, or Qualified Investors; and

•        in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•        made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007, and any other applicable laws; and

•        in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales, and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by our Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended, or FSMA) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or FPO, (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by McDermott Will & Emery LLP. The underwriters have been represented in connection with this offering by Dickinson Wright PLLC.

EXPERTS

Marcum LLP, our independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2022 and 2021 and for the years then ended, as set forth in their report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Marcum LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We also anticipate making these documents publicly available, free of charge, on our website at www.thebraghousecorp.com as soon as reasonably practicable after filing such documents with the SEC. Information on, or accessible through, our website is not part of this prospectus.

BRAG HOUSE HOLDINGS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Brag House Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brag House Holdings, Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s ability to execute its business plan is dependent upon its completion of the proposed initial public offering described in the financial statements, other issuances of equity securities, obtaining debt financing, or increasing sales. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the consolidated financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

New Haven, CT
October 12, 2023

BRAG HOUSE HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets
Current Assets:
Cash and Cash Equivalents	$560,379	$384,642
Accounts Receivable, Net of Allowance	100,000	—
Subscription Receivable	—	9,606
Other Current Assets	1,901	48,698
Total Current Assets	662,280	442,946

Other Assets:
Other Assets	8,639	5,413
Total Other Assets	8,639	5,413
Total Assets	$670,919	$448,359

Total Liabilities and Stockholders’ Equity (Deficit)
Liabilities
Current Liabilities:
Accounts Payable	$195,383	$114,441
Due to Officer – Related Party	43,563	43,563
Accrued Interest	64,141	—
Accrued Payroll	50,649	114,703
Accrued Liabilities	304,026	—
Share Payable	169,362	—
Other Current Liabilities	238	4,128
Convertible Debt, net of discount and issuance costs	1,804,493	—
Total Current Liabilities	2,631,855	276,835

Stockholders’ Equity (Deficit)
Common Stock, $0.0001 Par Value – 250,000,000 Shares Authorized, 13,995,509 Issued and Outstanding as of December 31, 2022	14,794	—
Ordinary Shares, £0.0001 Par Value – Unlimited Shares Authorized, 267,505,100 Shares Issued and Outstanding as of December 31, 2021	—	13,681
Stock Subscription Receivable	(4,276)	(3,729)
Preferred Stock, $0.0001 Par Value – 25,000,000 Shares Authorized, 200,000 Issued and Outstanding as of December 31, 2022	420	—
Preference Shares, £0.0001 Par Value – Unlimited Shares Authorized, 4,200,000 Shares Issued and Outstanding as of December 31, 2021	—	420
Additional Paid In Capital, Net of Offering Costs	4,730,140	3,333,973
Accumulated Deficit	(6,686,835)	(3,158,336)
Accumulated Other Comprehensive Loss	(15,179)	(14,485)
Total Stockholders’ Equity (Deficit)	(1,960,936)	171,524
Total Liabilities and Stockholders’ Equity (Deficit)	$670,919	$448,359

BRAG HOUSE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31, 2022	December 31, 2021
Revenues:
Tournament Revenues	$250,000	$52,650
Live-streaming Services	305	307
Total Revenues	$250,305	$52,957

Cost of Sales
Cost of Sales	$104,270	$29,375
Total Cost of Sales	$104,270	$29,375
Gross Profit	$146,035	$23,582

Operating Expenses:
Advertising and Marketing	$128,819	$56,395
Legal and Professional	784,226	495,219
Selling, General and Administrative	1,594,612	878,293
Software Development	27,558	35,491
Stock-Based Compensation	593,145	642,653
Rent Expense	152,381	50,679
Total Operating Expenses	$3,280,741	$2,158,730

Other (Income) Expense:
Interest Expense and Amortization of Debt Discount	$396,327	$—
Other Income	(2,955)	(240)
Foreign Currency Loss	421	—
Total Other (Income) Expense	$393,793	$(240)
Loss from Continuing Operations Before Income Taxes	$(3,528,499)	$(2,134,908)
Provision for Income Taxes	$—	$—
Net Loss	$(3,528,499)	$(2,134,908)
Other Comprehensive Loss, Net of Tax
Foreign Currency Translation Adjustment	$(694)	$(14,485)
Total Other Comprehensive Loss	$(694)	$(14,485)
Total Comprehensive Loss	$(3,529,193)	$(2,149,393)

Net Loss per Common Share – Basic and Diluted	$(0.26)	$(0.24)
Weighted Average Shares Outstanding – Basic and Diluted	13,823,815	8,846,054

BRAG HOUSE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock,		Preferred Stock		Ordinary Shares		Preference Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	—	$—	—	$—	9,244,000	$924	—	$—
Shares issued per restricted stock	—	—	—	—	756,000	76	—	—
Stock-based compensation	—	—	—	—	—	—	—	—
Cancellation of SAFE	—	—	—	—	3,255,000	325	4,200,000	420
Shares issued for cash	—	—	—	—	123,550,100	12,356	—	—
Share Exchange	—	—	—	—	130,700,000	—	—	—
Foreign Currency Translation Adjustment	—	—	—	—	—	—	—	—
Net Loss	—	—	—	—	—	—	—	—
Balance on December 31, 2021	—	—	—	—	267,505,100	13,681	4,200,000	420
Shares issued per restricted stock	680,001	—	—	—	—	—	—	—
Forfeiture of restricted stock	(290,333)	(30)	—	—	—	—	—	—
Stock Compensation Expense	—	—	—	—	—	—	—	—
Ordinary shares issued for cash	—	—	—	—	11,107,096	1,111	—	—
Common stock issued for cash	322,165	32	—	—	—	—	—	—
Offering Costs	—	—	—	—	345,000	—	—	—
Share Exchange	13,283,676	14,792	200,000	420	(278,957,196)	(14,792)	(4,200,000)	(420)
Foreign Currency Translation Adjustment	—	—	—	—	—	—	—	—
Net Loss	—	—	—	—	—	—	—	—
Balance on December 31, 2022	13,995,509	$14,794	200,000	$420	—	$—	—	$—

BRAG HOUSE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(DEFICIT) — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Subscription Receivable	Additional Paid-in Capital	Deferred Offering Costs	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholder Deficit
Balance as of December 31, 2020	$(914)	$929,871	$—	$(1,023,428)	$—	$(93,547)
Shares issued per restricted stock	(75)	—	—	—	—	1
Stock-based compensation	—	642,653	—	—	—	642,653
Cancellation of SAFE	—	134,255	—	—	—	135,000
Shares issued for cash	(2,740)	1,881,309	(254,115)	—	—	1,636,810
Share Exchange	—	—	—	—	—	—
Foreign Currency Translation Adjustment	—	—	—	—	(14,485)	(14,485)
Net Loss	—	—	—	(2,134,908)	—	(2,134,908)
Balance on December 31, 2021	(3,729)	3,588,088	(254,115)	(3,158,336)	(14,485)	171,524
Shares issued per restricted stock	—	170,000	—	—	—	170,000
Forfeiture of restricted stock	30	—	—	—	—	—
Stock Compensation Expense	—	423,145	—	—	—	423,145
Ordinary shares issued for cash	(577)	504,018	—	—	—	504,552
Common stock issued for cash	—	322,132	—	—	—	322,164
Offering Costs	—	28,053	(51,181)	—	—	(23,128)
Share Exchange	—	—	—	—	—	—
Foreign Currency Translation Adjustment	—	—	—	—	(694)	(694)
Net Loss	—	—	—	(3,528,499)	—	(3,528,499)
Balance on December 31, 2022	$(4,276)	$5,035,436	$(305,296)	$(6,686,835)	$(15,179)	$(1,960,936)

BRAG HOUSE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS

	For the Years Ended
	December 31, 2022	December 31, 2021
OPERATING ACTIVITIES
Net Loss	$(3,528,499)	$(2,134,908)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based Compensation	593,145	642,653
Amortization of Debt Discount	250,400	—
Amortization of Debt Issue Costs	70,510	—
Accrued Interest	64,141	—
Changes in operating assets and liabilities:
Accounts Payable	80,942	114,441
Accounts Receivable	(100,000)	—
Other Current Assets	46,797	(48,698)
Other Assets	(3,226)	(5,413)
Related Party Payable	—	(34,510)
Accrued Payroll	(64,054)	114,703
Accrued Liabilities	304,026	—
Other Current Liabilities	(3,890)	4,129
Net Cash Flows used in Operating Activities	(2,289,708)	(1,347,603)

INVESTING ACTIVITIES
Net Cash Flows provided by Investing Activities	—	—

FINANCING ACTIVITIES
Proceeds from SAFE agreements	—	115,000
Proceeds from Bridge Loans	165,000	—
Repayment of Bridge Loans	(165,000)	—
Proceeds from OID Convertible Loans, net	1,483,583	—
Share payable	169,362	—
Proceeds from the sale of Common Stock	864,375	1,881,320
Offering Costs	(51,181)	(254,115)
Foreign Currency Translation	(694)	(14,485)
Net Cash Flows provided by Financing Activities	2,465,445	1,727,720
Net change in cash	175,737	380,117
Cash and Equivalents at the beginning of the year	384,642	4,525
Cash and Equivalents at the end of the year	$560,379	$384,642
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	11,276	—
Cash paid during the year for income taxes	—	—

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS

Corporate History

Brag House Holdings, Inc. (“Brag House” or “BHHI” or the “Company”) was formed as a Delaware corporation on December 3, 2021. Our principal executive offices are located at 25 Pompton Avenue, Suite 101, Verona, NJ 07044.

Brag House, Inc. (“BHI”), our wholly owned indirect subsidiary, was formed as a Delaware corporation in February 2018. Their principal offices are located at 25 Pompton Avenue, Suite 101, Verona, NJ 07044.

On June 11, 2021, Brag House, Ltd. (“BHL”) was registered in the United Kingdom. Their principal offices are located at 7 – 9 Swallow Street, London W1B 4DE, United Kingdom.

On August 16, 2021, BHL acquired all of the 10,000,000 issued and outstanding BHI shares held by BHI shareholders on a one for 14.07 basis (rounded to the nearest whole number) in exchange for 140,700,000 ordinary shares of £0.0001 in BHL, making BHI a wholly owned subsidiary of BHL (“UK Reorganization”).

Following the UK Reorganization, the board of directors of BHL determined that it was in the best interests of BHL and its shareholders that an initial public offering in the United States and concurrent listing on Nasdaq be pursued. To effect that proposed initial public offering and listing on Nasdaq, in December 2021, the Company was formed. In connection with this offering, prior to the effectiveness of the registration statement, on February 8, 2022, the Company approved a reorganization, in which the shareholders of BHL would exchange their ordinary shares and preference shares of BHL for a proportionate number of common and preferred shares in the Company on a 21 to 1 basis (“U.S. Reorganization”). Immediately following the U.S. Reorganization, BHL became the wholly-owned subsidiary of the Company, and BHI became the indirect wholly-owned subsidiary of the Company. Management anticipates that BHL will be wound down and dissolved as soon as reasonably practicable following the consummation of this offering.

Nature of the Business

Brag House is a vertically integrated social network for college esports. The Company’s mission is to create a community which empowers gamers, streamers, and fans to interact with one another. The Company’s platform, which focuses on building a centralized esports experience for non-professional college gamers and their fans, achieves this by allowing college students to compete against one another, support their favorite gamers and teams, and win prizes.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2022, the Company had an accumulated deficit of $6,686,835. For the year ended December 31, 2022, the Company had a loss from operations of $3,528,499 and negative cash flows from operations of $2,120,346. The Company’s operating activities consume the majority of its cash resources. The Company will continue to promote its services to existing and potential customers, but it anticipates that it will continue to incur operating losses as it executes its development plans through 2023, as well as other potential strategic and business development initiatives. In addition, the Company has had, and expects to have, negative cash flows from operations, at least into the near future. The Company previously funded these losses primarily through the sale of equity and infusions of cash from advances by its Chief Executive Officer, and plans to continue funding through the sale of equity. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements.

The Company is currently pursuing agreements with Fortune 500 companies to sponsor events in 2024-2025. Management believes this is a strong indicator of exceptional continued growth in the coming year for tournament revenue. Management intends to raise significant funds through the Initial Public Offering and contemplates the filing of a Form S-1 with the Securities and Exchange Commission and believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF THE organization and business (cont.)

believes in its viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and raise additional funds through the Initial Public Offering or otherwise.

Although no assurances can be given as to the Company’s ability to deliver on its revenue plans or that unforeseen expenses will not arise, management believes that the revenue to be generated from operations, together with equity and debt financing, will provide the necessary funding for the Company to continue as a going concern. However, the Company has earned minimal revenue through the year ended December 31, 2022, and there are currently no arrangements or agreements for such financing and management cannot guarantee any potential debt or equity financing will be available, or if available, on favorable terms. As such, these matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. If adequate funds are not available on acceptable terms, or at all, the Company will need to curtail operations or cease operations completely.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non binding advisory vote on executive compensation and approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity-based transactions and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company bases its estimates and assumptions on an ongoing basis using historical experience and other factors, known or expected trends and various other assumptions that it believes to be reasonable. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, which may cause the Company’s future results to be affected.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents as of December 31, 2022 and 2021.

Allowance for Doubtful Accounts

Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on its historical experience of the relationship between actual bad debts and net credit sales. As of December 31, 2022 and 2021, accounts receivable were $100,000 and $0, respectively. The Company received payment for the outstanding receivable in 2022 during 2023. As such, an allowance for doubtful accounts was $0 as of December 31, 2022 and 2021.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

Software Development Costs

We incur costs to develop computer software to be sold, leased, or otherwise marketed. Our research and development expenses consist principally of salaries and benefits, costs of computer equipment, and facility expenses. Per ASC 985, “Software — Costs of Software to Be Sold, Leased, or Marketed,” all costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Those costs shall be charged to expense as incurred. The technological feasibility of a computer software product is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. Development costs for software incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and, upon general release, are amortized using the greater of either the straight-line method over the expected life of the related products or based upon the pattern in which economic benefits related to such assets are realized. No development costs for software were capitalized in 2022 or in prior years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses or income tax expense.

Concentration of Credit Risk

Financial Instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2022, the Company had a deposit balance that exceeded this limit but has not experienced losses on this account and management believes the Company is not exposed to significant risks on such accounts.

Sales and Marketing

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expenses were $128,819 and $56,395 for the years ended December 31, 2022 and 2021, respectively.

Fair Value Measurements

As defined in Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2:

Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3:

Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques.

The Company did not have any financial liabilities that were subject to fair value measurement.

Derivatives

The Company evaluates its convertible instruments to determine if those contracts or embedded components of those contracts qualify as derivative financial instruments. In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-12, “Derivatives and Hedging” (“ASC 815”). The standard requires that the Company record embedded conversion options (“ECOs”) and any related freestanding instruments at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. Conversion options are recorded as a discount to the host instrument and are amortized as amortization of debt discount on the financial statements over the life of the underlying instrument. The Company reassesses the classification of its derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Convertible Debt

In August 2020, FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options” (Subtopic 470-20) and “Derivatives and Hedging — Contracts in Entity’s Own Equity” (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company entered into convertible debt during 2022 and, therefore, adopted this guidance. The Company elected the modified retrospective method of adoption and, since there was no convertible debt issued and outstanding in periods prior to 2022, there was no impact recorded to the financial statements.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from advertising, sponsorship and league tournaments, and through the operation of its live streaming platform using a revenue model whereby gamers and creators can get free access to certain live streaming of amateur tournaments, and gamers and creators pay fees or subscriptions to compete in league competitions.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASC 842”). The standard requires all leases that have a term of over 12 months to be recognized on the balance sheet with the liability for lease payments and the corresponding right-of-use asset initially measured at the present value of amounts expected to be paid over the term. Recognition of the costs of these leases on the income statement will be dependent upon their classification as either an operating or a financing lease. Costs of an operating lease will continue to be recognized as a single operating expense on a straight-line basis over the lease term. Costs for a financing lease will be disaggregated and recognized as both an operating expense (for the amortization of the right-of-use asset) and interest expense (for interest on the lease liability). This standard, which BHI, and therefore the Company, adopted on January 1, 2019, was applied on a modified retrospective basis to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The adoption of ASU 2016-02 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Right of use (“ROU”) assets include any prepaid lease payments and exclude any lease incentive and initial direct costs incurred; a corresponding lease liability will be recorded for future lease payments using an incremental borrowing rate. Lease expense for minimum lease payments is recognized on a straight-line basis over a lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain that the Company will exercise that option.

In September 2021, BHI, and therefore, the Company, entered into four separate lease agreements for office locations in the U.S. The agreements have lease terms covering periods from October 1, 2021 through October 31, 2022 and are considered short-term operating leases. As of December 31, 2021, the Company did not have any lease agreements with a term greater than 12 months outstanding. As of December 31, 2022, the Company did not have any lease agreements outstanding.

Foreign Currency Translation

For our non-U.S. operations where the functional currency is the local currency, we translate assets and liabilities at exchange rates in effect at the balance sheet date and record translation adjustments in stockholders’ equity. We translate income statement amounts at average rates for the period. Transaction gains and losses are recorded in other (income) expense, net in the Consolidated Statement of Operations and Comprehensive Loss.

Net Loss per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. To determine the number of common shares outstanding, we affected the totals outstanding at the end of December 31, 2021 by the exchange ratio of 21:1 for the exchange of BHL shares to BHHI shares to ensure comparability. All outstanding convertible promissory notes are considered common stock at the beginning of the period or at the time of issuance, if later, pursuant to the if-converted method. Since the effect of common stock equivalents is anti-dilutive with respect to losses, the shares issuable upon conversion have been excluded from the Company’s computation of net loss per common share for the years ended December 31, 2022.

The following table summarizes the securities that would be excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive due to the Company’s net loss:

	Years Ended December 31,
	2022	2021
Original Issue Discount Convertible Promissory Notes	617,900	—
Total	617,900	—

As of the date of these financial statements, no dividends have been declared in any year since inception and all classes of BHHI’s stock do not have cumulative dividend features. As such, we did not include any adjustment to the net loss for dividends. Ultimately, there was no adjustment needed to determine dilutive loss per share and only basic loss per share was calculated.

The table below represents the calculation for both basic and diluted net loss per share:

	Years Ended December 31,
	2022	2021
Net loss	$(3,528,499)	$(2,134,908)
Weighted-average shares outstanding – Basic	13,823,815	8,846,054
Loss per share – Basic and Diluted	$(0.26)	$(0.24)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of likely being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses or income tax expense.

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation. For stock options with performance conditions, the Company records compensation expense when it is deemed probable that the performance condition will be met. Companies typically use the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock. However, as ascertaining certain assumptions for the Black-Scholes option-pricing model is not possible due to the Company’s current nonpublic status, it has opted to determine the fair value of stock awards using the intrinsic value of the award on the date of grant. No stock options have been issued by the Company through December 31, 2022. Restricted stock awards are valued based on the fair value on the date of grant and amortized ratably over the estimated life of the award. Restricted stock may vest based on the passage of time, or upon occurrence of a specific event or achievement of goals as defined in the grant agreements. In such cases, we record compensation expenses related to grants of restricted stock based on management’s estimates of the probable dates of the vesting events. Stock-based awards that do not vest because the requisite service period is not met prior to termination result in reversal of previously recognized compensation cost.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 — RELATED PARTY TRANSACTION

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2020 and 2019, Lavell Malloy, the Company’s co-founder and Chief Executive Officer, on an as needed basis, paid operational expenses on behalf of the Company. This payable bears no interest rate and is due upon demand. At December 31, 2022 and 2021, the Company had an outstanding balance due to Lavell Malloy of $43,563 for both years. During 2021, the Company repaid $26,887 of the outstanding balance in cash and adjusted $7,623 to reduce the balance to its current amount. In January of 2023, the Board of Directors approved the full repayment of the account balance and this was settled in full for the remaining balance of $43,563. For additional detail, refer to Note 9 — Subsequent Events.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — RELATED PARTY TRANSACTION (cont.)

BHI, and therefore the Company, has entered into restricted stock purchase agreements with certain related parties, including Lavell Malloy, the Company’s co-founder and Chief Executive Officer, Daniel Leibovich, the Company’s co-founder, Chief Operating Officer and Interim Chief Financial Officer, and William Simpson, the Company’s co-founder and Former Chief Technology Officer. For additional retail, refer to Note 5 — Stockholders’ Deficit.

NOTE 4 — COMMITMENTS AND CONTINGENCIES

Convertible Equity Security (SAFE)

During the year ended December 31, 2020, BHI, and therefore the Company entered into a Simple Agreement for Future Equity Agreement (“SAFE”) with an accredited investor, resulting in the Company receiving cash proceeds in the amount of $20,000. During the first quarter of 2021, BHI entered into three additional SAFE agreements with various accredited investors for an aggregate cash amount of $115,000. The SAFE is automatically convertible into shares of common stock upon the closing of an equity financing at a conversion price equal to the lesser of the SAFE Price or the Discount Price. The SAFE Price is equal to the post-money valuation cap divided by the Company’s capitalization. The Discount Price is equal to the price per share offered in the equity financing multiplied by SAFE discount rate of 80%. There is no interest or maturity date related to the SAFE and the SAFE investor has no voting rights prior to conversion. The SAFE will automatically terminate immediately upon the earliest to occur of (i) the issuance of common stock to the SAFE investor pursuant to the automatic conversion of the SAFE or (ii) the payment of amounts due to the investor as a result of a liquidation or a dissolution event. In the event of a liquidation event before the termination of the SAFE, the SAFE investor will automatically be entitled to receive a portion of the proceeds equal to the greater of (i) the purchase amount of the SAFE or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. In the event of a dissolution before the termination of the SAFE, the SAFE investor will automatically be entitled to receive a portion of proceeds equal to the cash out amount.

In July and August of 2021, resulting from the change of control associated with the UK Reorganization, BHI canceled all four SAFE agreements in exchange for an aggregate of 3,255,000 ordinary shares in BHL and 4,200,000 preferred ordinary shares in BHL.

NOTE 5 — STOCKHOLDERS’ DEFICIT

Capital Structure

On June 11, 2021, BHL was incorporated in the United Kingdom and authorized ordinary shares with a par value of £0.0001 ($0.0001386) per share. On August 12, 2021, BHL amended the articles of association and authorized preference shares with a par value of £0.0001 ($0.0001386) per share. Both, ordinary and preference shares are entitled to one vote per share and preference shares have priority in the event of a liquidation of BHL. In the event of an admission to the public stock market and listing of BHL shares, all preference shares will immediately convert to ordinary shares. There was a total of 267,505,100 shares of BHL ordinary shares and 4,200,000 shares of preference shares issued and outstanding as of December 31, 2021.

On December 3, 2021, BHHI was incorporated and the Company authorized 50,000,000 shares of common stock with a par value of $0.0001 per share and 5,000,000 shares of preferred stock with a par value of $0.0001 per share. On February 22, 2022, the certificate of incorporation was amended and the Company authorized 250,000,000 shares of common stock with a par value of $0.0001 per share and 25,000,000 shares of preferred stock with a par value of $0.0001 per share. Further, the Company designated 200,000 shares of preferred stock as Series A preferred stock with a par value of $0.0001 per share. Shares of Series A preferred stock and common stock are entitled to one vote for each share. In order of liquidation rights, distributions will be made to the Series A preferred stock, non-series preferred stock, and common stock. Series A preferred stock has a liquidation preference of $0.50 per share in the event of a liquidation and distribution. Further, each share of Series A preferred stock shall automatically convert into

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — STOCKHOLDERS’ DEFICIT (cont.)

one share of common stock upon consummation of an underwritten public offering of common stock. The Company is preparing to complete an initial public offering during 2023. There was a total of 13,995,509 shares of BHHI common stock, 200,000 shares of BHHI preferred stock and no shares of Series A preferred stock issued and outstanding as of December 31, 2022.

Stock Issuances

During the year ended December 31, 2020, BHI, and therefore the Company, issued 100,000 shares of BHI common stock at $0.25 per share to an accredited investor for cash proceeds of $25,000.

On June 11, 2021, in connection with the incorporation of BHL, BHL, and therefore the Company, issued 100 shares of ordinary shares as founder shares to one of the Company founders.

On August 16, 2021, in connection with the UK reorganization, all issued and outstanding 10,000,000 shares of common stock of BHI were acquired by BHL in exchange for 140,700,000 ordinary shares in BHL (see Note 1). As a consequence, the SAFE amounts were canceled and BHL issued 3,255,000 shares of ordinary shares and 4,200,000 shares of preference shares to the holders of the SAFEs.

During August and September of 2021, BHL, and therefore the Company, sold a total of 123,550,000 shares of ordinary shares of BHL for total cash proceeds of $1,893,665. As of December 31, 2021, a total of $12,345 was not yet received from investors and, therefore, recorded as a subscription receivable. As of December 31, 2022, the Company received a total payment of $9,605 towards subscription receivable amounts. These amounts were classified as a subscription receivable asset as of December 31, 2021, since collection was made prior to the issuance of these financial statements. A balance of $2,740 remained outstanding and part of the subscription receivable balance in equity.

During January and February of 2022, BHL sold 11,107,096 shares of BHL ordinary shares for total cash proceeds of $505,129. As of December 31, 2022, a total of $577 was not yet received from investors and, therefore, recorded as a subscription receivable. Additionally, 14,484,858 ordinary shares that were previously issued at a cost of £0.0001 per share to several investors in 2021 were transferred to individuals designated by our underwriters, pursuant to an adviser’s agreement.

On February 8, 2022, BHL approved the US Reorganization, in which the shareholders of BHL would exchange their ordinary shares and preference shares of BHL for a proportionate number of common and preferred shares in the Company. This was done with a 21:1 exchange ratio and the exchange was effectuated subsequent to the investment round for ordinary shares in January and February of 2021. A total of 278,957,196 shares of BHL ordinary shares were exchanged for 13,283,676 shares of BHHI common stock and 4,200,000 shares of BHL preference shares were exchanged for 200,000 shares of BHHI preferred stock.

From April to June of 2022, the Company sold 322,165 shares of BHHI common stock for total cash proceeds of $322,164.

During 2022 and 2021, the Company incurred a total of $51,181 and $254,115, respectively, in costs connected with the offering of equity securities and recorded this amount in the respective contra-equity account for additional paid-in capital offering costs. During 2022, $28,052 of those costs were incurred by the issuance of 345,000 shares of ordinary shares at a fair market value of £0.06 as a commission payment for broker services.

Restricted Stock Agreements

BHI, and therefore the Company, has entered into restricted stock purchase agreements with various employees and advisors. The share exchanges that occurred during 2021 and 2022 have an effect on the number of restricted shares that are vested and unvested as of the end of each respective year end.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — STOCKHOLDERS’ DEFICIT (cont.)

On February 24, 2018, BHI entered into a Founder Restricted Stock Purchase Agreement (“Malloy FRSPA”) with Lavell Malloy, the Company’s co-founder and Chief Executive Officer, pursuant to which BHI sold 4,008,417 shares of restricted common stock in BHI, par value of $0.0001 per share, for cash proceeds of $401. The restricted stock vests at 25% on the one-year anniversary of the date of the Malloy FRSA and then monthly during the subsequent thirty-six months. As of December 31, 2022, the Company has not received the proceeds from Mr. Malloy and the $401 is recorded as contra equity on the December 31, 2022 and 2021 balance sheets. During the years ended December 31, 2022 and 2021, after the effect of the share exchanges, 2,685,639 shares of common stock and 54,048,493 shares of ordinary shares were considered vested, respectively, and the Company recognized stock-based compensation expense of $41,754 and $250,526 for the restricted shares that vested during 2022 and 2021, respectively, with no unamortized stock compensation remaining.

On December 21, 2019, BHI entered into a Founder Restricted Stock Purchase Agreement (“Leibovich FRSPA”) with Daniel Leibovich, the Company’s co-founder, Chief Operating Officer and Interim Chief Financial Officer, pursuant to which BHI sold 3,120,917 shares of restricted common stock in BHI, par value of $0.0001 per share, for cash proceeds of $312. The restricted stock vests at 25% on the one-year anniversary of the date of the Leibovich FRSA and then monthly during the subsequent thirty-six months. As of December 31, 2022, the Company has yet to receive the proceeds from Mr. Leibovich and the $312 is recorded as contra equity on the December 31, 2022 and 2021 balance sheets. During the years ended December 31, 2022 and 2021, after the effect of the share exchanges, 1,568,261 shares of common stock and 21,955,651 shares of ordinary shares were considered vested, respectively, and the Company recognized stock-based compensation expense of $195,057 and $195,057 for the restricted shares that vested during 2022 and 2021, respectively, with unamortized stock compensation remaining of $195,057

On July 7, 2020, BHI entered into a Founder Restricted Stock Purchase Agreement (“Simpson FRSPA”) with William Simpson, the Company’s co-founder and Former Chief Technology Officer, pursuant to which BHI sold 1,789,666 shares of restricted common stock in BHI, par value of $0.0001 per share, for cash proceeds of $179. The restricted stock vests at 25% on the one-year anniversary of the date of the Simpson FRSA and then monthly during the subsequent thirty-six months. As of December 31, 2022, the Company has yet to receive the proceeds from Mr. Simpson and the $179 is recorded as contra equity on the December 31, 2022 and 2021 balance sheets. During the years ended December 31, 2022 and 2021, after the effect of the share exchanges, 724,442 shares of common stock and 8,918,129 shares of ordinary shares were considered vested, respectively, and the Company recognized stock-based compensation expense of $111,854 and $158,460 for the restricted shares that vested during 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, unamortized stock compensation of $177,102 and $288,956 remained, respectively.

During the year ended December 31, 2020, BHI also entered into various Restricted Stock Purchase Agreements (“RSPAs”) with an employee and two advisers, pursuant to which BHI sold 225,000 shares of restricted common stock in BHI at par value of $0.0001 per share for cash proceeds of $22. The restricted stock vests at varying rates. As of December 31, 2022, the Company has yet to receive proceeds for the restricted common stock issuances, and the $22 is recorded as contra equity on the December 31, 2022 and 2021 balance sheets. During the years ended December 31, 2022 and 2021, after the effect of the share exchanges, 86,891 shares of common stock and 1,033,266 shares of ordinary shares were considered vested, respectively, and the Company recognized stock-based compensation expense of $14,063 and $18,359 for the restricted shares that vested during 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, unamortized stock compensation of $23,828 and $37,891 remained, respectively.

During the year ended December 31, 2021, BHI also entered into various Restricted Stock Purchase Agreements (“RSPAs”) with an employee and two advisers, pursuant to which BHI sold 756,000 shares of restricted common stock in BHI at par value of $0.0001 per share for cash proceeds of $76. The restricted stock vests at varying rates. As of December 31, 2022, the Company has yet to receive proceeds for the restricted common stock issuances, and the $76 is recorded as contra equity on the December 31, 2022 and 2021 balance sheets. During the years ended December 31, 2022 and 2021, after the effect of the share exchanges, 216,187 shares of common stock and 1,139,670 shares of ordinary shares were considered vested, respectively, and the Company recognized stock-based compensation expense of $60,417 and $20,250 for the restricted shares that vested during 2022 and 2021, respectively. In May of 2022, the Company terminated the employment of the employee, and, therefore, the employee forfeited 290,333 unvested shares of common stock. During the years ended December 31, 2022 and 2021, unamortized stock compensation of $108,333 and $168,750 remained, respectively.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — STOCKHOLDERS’ DEFICIT (cont.)

On February 10, 2022, the Company issued a Restricted Stock Award to its outside legal counsel for 680,001 shares of common stock. The restricted stock vests 25% immediately and 25% over the next three years at each anniversary. During the year ended December 31, 2022, 170,000 shares of common stock were considered vested, and the Company recognized stock-based compensation expense of $170,000 for the restricted shares that vested during 2022. During the year ended December 31, 2022, unamortized stock compensation of $510,001 remained.

The following is an analysis of BHI shares of common stock issued as compensation subsequent to the UK Reorganization (1:14.07 exchange rate) and presented entirely as BHL ordinary shares:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	77,729,369	$0.25
Granted	10,636,920	$0.25
Vested	(36,168,497)	$0.25
Forfeited	—	$0.25
Nonvested shares, December 31, 2021	52,197,791	$0.25

The following is an analysis of BHI and BHHI shares of common stock issued as compensation subsequent to the US Reorganization (21:1 exchange rate) and presented entirely as BHHI common stock:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, December 31, 2021	2,485,609	$0.25
Granted	680,001	$1.00
Vested	(1,304,029)	$0.70
Forfeited	(290,333)	$0.25
Nonvested shares, December 31, 2022	1,571,248	$0.58

NOTE 6 — INCOME TAXES

The Company, with stockholder’s consent, elected to be taxed as an “S Corporation” during the years prior to 2021 under the provisions of the Internal Revenue Code under Section 1362(a) and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company’s net income or loss is reported on the individual tax return of the stockholders of the Company. As a result of the UK Reorganization, the Company was no longer eligible to elect an S Corporation status for tax purposes and was subject to tax filings as a C-Corporation for the years ending 2021 and 2022. The Company is in the process of filing all necessary Federal and State tax returns as a C-Corporation for the years ending 2021 and 2022.

The Company identified its federal, New York state, and the United Kingdom tax returns as its “major” tax jurisdictions. The period for income tax returns that are subject to examination for the United Kingdom jurisdiction is 2021. All other periods for income tax returns are subject to examination for the federal and New York state jurisdictions. The Company believes its income tax filing positions and deductions will be sustained on audit, and management does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no liabilities for uncertain tax positions have been recorded.

At December 31, 2022 and 2021, the Company had approximately $4,546,137 and $1,610,784 in net operating loss carry-forwards for federal and state income tax reporting (tax effected) purposes, respectively. As a result of the Tax Cuts Job Act 2017 (the “Act”), certain future federal carry-forwards do not expire. Beginning in 2018, under the TCJ Act, federal loss carryforwards have an unlimited carryforward period, however such losses can only offset 80% of taxable income in any one year. The Company has not performed a formal analysis, but believes its ability to use such net operating losses and tax credit carry-forwards in the future is subject to annual limitations due to change of control provisions under Sections 382 and 383 of the Internal Revenue Code, which will significantly impact its ability to

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — INCOME TAXES (cont.)

realize these deferred tax assets. For net loss carryforwards in the State of New York, the Company is able to carry it back three tax years preceding the tax year of the loss (the loss year). However, a loss cannot be carried back to a tax year beginning before January 1, 2015. The loss is first carried to the earliest of the three tax years. If it is not entirely used in that year, the remainder is carried to the second tax year preceding the loss year, and any remaining amount is carried to the tax year immediately preceding the loss year. Any unused amount of loss then remaining may be carried forward for as many as 20 tax years following the loss year. Losses carried forward are carried forward first to the tax year immediately following the loss year, then to the second tax year following the loss year, and then to the next immediately subsequent tax year or years until the loss is used up or the 20th tax year following the loss year, whichever comes first.

The Company’s net deferred tax assets, liabilities and valuation allowance as of December 31, 2022 and 2021 are summarized as follows:

	Year Ended December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$1,164,527	$419,360
Stock compensation expense	519,715	385,821
Total deferred assets	1,684,242	805,181
Valuation allowance	(1,684,242)	(805,181)
Net deferred tax assets	$—	$—

The Company recorded a valuation allowance in the full amount of its net deferred tax assets since realization of such tax benefits has been determined by the Company’s management to be less likely than not. The valuation allowance increased $879,061 and $546,181, respectively, during the years ended December 31, 2022 and 2021.

A reconciliation of the statutory federal income tax benefit to actual tax benefit for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Federal statutory blended income tax rates	(21)%	(21)%
State statutory income tax rate, net of federal benefit	(5)	(5)
Change in valuation allowance	26	26
Other	(—)	(—)
Effective tax rate	—%	—%

NOTE 7 — DEBT

Bridge Loans

In 2022, Company entered into two separate unsecured promissory notes for a total of $165,000. These notes had an effective date in April of 2022 and carried a fixed interest fee of 7% on the outstanding principal balance. The maturity date for these loans was December 23, 2022. All accrued interest and unpaid principal was due at maturity. The Company repaid these loans and the total incurred interest expense of $11,550 by the maturity date.

Original Issue Discount Convertible Promissory Notes

During September and October of 2022, the Company issued convertible debt in the form of original issue discount convertible promissory notes. These notes provide investors with a 20% discount on their investment amount. To determine the principal amount of the notes, the investment amount is divided by 0.80, reflecting that 20% original issue discount. A total debt discount in the amount of $460,114 was recognized as of December 31, 2022 and there was

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — DEBT (cont.)

$250,400 recorded in interest expense and amortization of debt discount on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2022 due to the amortization of that cost. This amount is expected to be amortized through the maturity date.

As of December 31, 2022, the Company also recognized a total of $187,587 in debt issuance costs, of which $70,510 was recognized in amortization on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2022 as a result of the amortization of those costs. This amount is expected to be amortized through the maturity date. For additional detail, refer to Note 9 — Subsequent Events.

These notes have a maturity date of June 5, 2023 and carry the option to extend the maturity date on two occasions for 45-day periods. If the option to extend the maturity is exercised, a 10% increase in the outstanding principal amount will be applied at the start of each extension period. These notes pay simple interest at a rate of 10% per annum on the outstanding principal amount and all accrued interest and unpaid principal amounts are due at maturity. During September 2023, the Company obtained the written consent of required noteholders to amend the terms of the note and add two additional 45-day extension periods to the loan’s maturity date, for a total of four extension periods. Please refer to Note 9 for a detailed description of this subsequent event. As of December 31, 2022, total accrued interest on the notes equals $64,141.

Concurrent with the issue and sale of the notes, each holder was entitled to receive that number of shares of the Company’s common stock, par value $0.0001 per share equal to: (i) in the case of a holder that is a Lead Investor, the quotient resulting when 20% of the Holder’s purchase price is divided by a price per share equal to the Valuation Cap divided by the Company Capitalization, (ii) In the case of all other holders, the quotient resulting when 5% of the Holder’s purchase price is divided by a price per share equal to the Valuation Cap divided by the Company Capitalization. The purchase price means the product of the principal amount of the note multiplied by 0.80. The Valuation Cap is set at $20,000,000 and the Company Capitalization means the sum of all equity securities (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding the notes and all equity securities reserved and available for future grant under any equity incentive or similar plan of the Company. Company capitalization was determined to be 13,995,509 as of the date of issuance of the notes. The total number of shares payable to investors was determined to be 169,362 shares of common stock at a calculated price per share of $1.43 per share. As of December 31, 2022, these shares were not yet issued to investors and, therefore, recognized as a share payable liability with a share fair market value of $1.00 for a total liability and additional debt discount of $169,362.

The terms of the note establish a conversion either upon a qualified financing, change of control, or voluntary conversion on the maturity date. Qualified financing means a transaction or series of transactions completed after the date of the note pursuant to which the Company issues and sells equity securities with the principal purpose of raising capital. Upon a qualified financing, then at the option of the holder in its sole discretion, the entire outstanding principal amount of the note and all accrued and unpaid interest shall automatically and simultaneously with the closing thereof convert (which such conversion shall be mandatory as to all notes outstanding at the time of such qualified financing) into the equity securities issued in such qualified financing at the conversion price. The issuance of such equity securities pursuant to the conversion of these notes shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing. The conversion price means, with respect to a qualified financing, a price per share equal to the cash price per share paid by the other purchasers of the equity securities sold in the qualified financing.

A change of control means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; (iii) the sale or transfer of all or substantially all of the Company’s assets, or the exclusive license of all or substantially all of the Company’s material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled, converted or a combination thereof.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — DEBT (cont.)

If the outstanding principal amount of the note and all accrued and unpaid interest is not converted or repaid on or prior to the maturity date pursuant to a Qualified Financing or a Change of Control or otherwise, then, on the maturity date, at the option of the required holders in their sole discretion, all, but not less than all, of the outstanding principal amount of the note and all accrued and unpaid interest shall either be (x) repaid, or (y) converted into Equity Securities of the Company at a price per Equity Security equal to the Valuation Cap divided by Company’s Capitalization.

As of December 31, 2022 and 2021, the convertible debt had the following balances:

	12/31/2022	12/31/2021
Outstanding Principal	$2,300,575	$—
Unamortized Debt Issuance Costs	$(117,006)	$—
Shares Payable	$(169,362)
Unamortized Debt Discount	$(209,714)	$—
Convertible Debt, Net	$1,804,493	$—

NOTE 8 — REVENUE RECOGNITION

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue from contracts with Customers”. Under this guidance, we contemplate and account for the five different steps that are necessary to analyze and account for revenue. Those are the following:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from advertising, sponsorship and league tournaments, and through the operation of its live streaming platform using a revenue model whereby gamers and creators can get free access to certain live streaming of amateur tournaments, and gamers and creators pay fees or subscriptions to compete in league competitions. We enter into contracts which may include combinations of products, support and professional services, which may be accounted for as separate performance obligations with differing revenue recognition patterns.

At the end of December 31, 2022 and 2021, the Company did not have any contract assets or liabilities arising from contracts with customers. This was due to the fact that all service agreements for tournaments were entered into and completed in the same year. At the end of 2022, there was a receivable from a completed tournament in the amount of $100,000 and this amount was later collected by Company in the subsequent year.

Performance Obligations

The Company earns the majority of its revenue from hosting esports tournaments. The main performance obligation has been organizing and executing these tournaments. There are many different deliverables that are noted or implied in these contracts with customers including but not limited to, planning the event, identifying vendors and locations, completing administrative tasks, managing the event staff, coordinating the tournaments, and executing sponsorship advertisement. Contracts vary in length and extent of deliverables. Some tournaments are single events, while others require the Company to have qualifiers leading up to a championship event. In the case of contracts for longer tournament deliverables, the Company has identified each qualifier and each championship event as performance obligations. For single event contracts, the performance obligation is the execution of the event. These performance obligations are met once the tournaments are hosted and completed.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — REVENUE RECOGNITION (cont.)

In the case of revenue earned from the Twitch Affiliate Program, the Company’s performance obligations is to create content and maintain a channel to which (i) customers can subscribe, (ii) ads can be played to viewers by Twitch to generate revenue and (iii) customers can use bits. These performance obligations are monitored by Twitch and the Company receives the revenue from those obligations. On a monthly basis, the Company receives from Twitch its respective portion of the revenue generated by its content.

Judgments and Estimates

The Company’s contracts include commitments to transfer tournament hosting and a gaming community platform service that customers can subscribe to. Judgment is required to allocate the transaction price to each performance obligation. The Company has carefully evaluated the timing of when the completion of performance obligations occurs for tournament hosting revenue and has determined that it occurs at the point in time in which the event has been completed. For single event tournaments, the Company determines the transaction price to be the contracted amount and allocates that price to the single performance obligation. In the case of tournaments with multiple events and performance obligations, the Company evaluates the magnitude of the performance obligations to make an estimate of the allocation of the transaction price (total contract amount) to the multiple performance obligations. It is our judgment that the transaction price for multiple event tournaments is allocated evenly throughout each of the total qualifier and championship match events. The reasoning is because at each event, there is no distinguishable difference in the amount of advertising and/or other obligations that are performed and thus, service that is provided for the customer.

In the case of subscription revenue, which is recognized over time, the Company has determined that the revenue is earned ratably over the period of the subscription. Revenue is recognized evenly over the subscription period because there is no discernable difference in the amount of service that is provided in each of the days within the subscription period.

Costs to Obtain or Fulfill a Contract

The new revenue recognition standard requires the capitalization of certain incremental costs of obtaining a contract. These typically are represented by commission expenses. Prior to our adoption of the new revenue standard, commission expenses would be recognized in the period incurred. Under the new revenue recognition standard, we are required to recognize these expenses over the period of benefit associated with these costs. This results in a deferral of certain commission expenses each period. Upon adoption, there were no deferred commissions related to contracts that were or were not completed prior to December 31, 2022 and 2021. We recognize an asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year.

Transition Disclosures

This new guidance was adopted effective January 1, 2021 and used the modified retrospective method of adoption. BHI, and therefore the Company, did not recognize revenue, contract liabilities, contract assets, or deferred costs until 2021 and, as such, there was no impact associated with the transition to the new standard.

NOTE 9 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the balance sheet date through October 12, 2023, the date the consolidated financial statements were available to be issued. Other than the matters described below, there are no additional subsequent events identified that would require disclosure in the consolidated financial statements.

Repayment of Amount Due to Officer

In January of 2023, the Board of Directors approved the full repayment of the account balance for the amount due to the CEO and this was settled in cash in full for the remaining balance of $43,563. Concurrently, an approval was made to pay deferred compensation that was due to the COO and CTO for a total of $46,811 in cash. These payments were all made on January 4, 2023.

BRAG HOUSE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — SUBSEQUENT EVENTS (cont.)

Original Issue Discount Convertible Promissory Notes

During 2023, the Company raised a total of $290,000 in additional operating capital through the issuance of additional original issue discount convertible promissory notes, all of which carry the same terms as those described in Note 7 above. The issuance of these notes resulted in an additional debt discount totaling $72,500 for a total principal amount of $362,500. In addition, note holders were entitled to an issuance of common stock. The beginning Company capitalization was determined to be 14,165,192 as of the date of issuance of the notes. The total number of shares payable to investors was determined to be 10,273 shares of common stock at a calculated price per share of $1.41. As of the date of these financial statements, these shares were not yet issued to investors and, therefore, recognized as a share payable liability with a share fair market value of $1.00 for a total liability and additional debt discount of $10,273. In connection with the issuance of these notes, the Company incurred an additional $26,900 in debt issuance costs which will be amortized through the maturity date of the notes.

These notes matured on June 5, 2023 and were extended on two occasions in accordance with the applicable terms of the notes, for an additional 45 days on each extension, and a revised maturity date of September 3, 2023. This resulted in an additional principal amount of $532,615 added to the existing principal amount at the date of maturity, which was $2,663,075.

In September of 2023, the Company obtained the written approval of required noteholders to amend the terms of the note and add two additional 45-day extension periods to the loan’s maturity date, for a total of four extension periods. The terms for each extension remain the same and a 10% increase in the outstanding principal amount, based on the original outstanding principal amount, will be applied at the start of each extension period. This will result in an additional principal amount of $266,308 added to the outstanding principal amount at the start of each extension period. In addition to this fee, and as consideration for amending the note accordingly, on the maturity date, in addition to the unpaid interest and principal amount the due and payable, the Company shall pay to each holder of notes an amount equal to 15% of the original principal amount of such holder’s note. The outstanding balance remains unpaid as of the date of these financial statements. The outstanding balance remains unpaid as of the date of these financial statements.

Brag House Holdings, Inc.

SHARES OF COMMON STOCK

________________________

PROSPECTUS

________________________

WESTPARK CAPITAL, INC.

            , 2023

Through and including              (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with this offering described in this registration statement (other than the underwriting discount and commissions) are as follows:

Amount
SEC registration fee	$	*
FINRA filing fee		*
Initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*

____________

*        To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation and bylaws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we issued the following securities, which were not registered under the Securities Act.

Stock Issuances

On January 15, 2021, BHI entered into a RSA with Joseph Prososki, or the Prososki RSA, the Company’s former Executive Vice President of Corporate Development and Strategy, pursuant to which the Company issued 650,000 shares of restricted common stock in the Company, par value of $0.0001 per share, for cash proceeds of $65. The restricted stock vests at 25% on the one-year anniversary of the date of the Prososki RSA and then monthly during the subsequent thirty-six months.

On March 31, 2021, pursuant to an Advisor Agreement with DeLu Jackson, the Company’s director, BHI issued 100,000 shares of restricted common stock, at $0.0001 per share, that vest monthly over a twelve-month period and an additional 100,000 shares of restricted common stock upon completion of a Series A Funding, in lieu of cash. In the event of the sale of the Company 100% of the unvested shares shall vest.

On April 1, 2021, pursuant to an Advisor Agreement, BHI issued 6,000 shares of restricted common stock, at $0.0001 per share, that vest monthly over a six-month period after a two-month cliff, in lieu of cash. In the event of the sale of the Company 100% of the unvested shares shall vest.

On June 11, 2021, BHL was registered in the United Kingdom. As part of the formation of BHL, an accredited investor was issued 100 ordinary shares of £0.0001 BHL stock.

SAFE Agreements

During the year ended December 31, 2020 we entered into a Simple Agreement for Future Equity Agreement, or SAFE, with one accredited investor resulting in us receiving cash proceeds in an aggregate amount of $20,000. During the first quarter of 2021, BHI entered into three additional SAFE agreements with various accredited investors for an aggregate cash amount of $115,000. In July and August 2021, as a part of the UK Reorganization, BHI cancelled all four SAFE agreements in exchange for 3,255,000 ordinary shares of £0.0001 in BHL and 4,200,000 preferred ordinary shares of £0.0001 in BHL.

BHL Sales of Stock

During 2021, BHL sold 34,250,000 ordinary shares at a cost of £0.04 per share, and 89,300,000 ordinary shares at a cost of £0.0001 per share to multiple investors, for a total funding amount of £1,378,930.

During January and February 2022, BHL issued 5,000,007 ordinary shares at a cost of £0.06 per share and 1,850,517 ordinary shares at a cost of £0.04 per share to multiple investors, for a total funding amount of £374,021. BHL also issued 345,000 ordinary shares at a cost of £0.06 per share to a consultant for services rendered, and issued 4,256,573 ordinary shares at a cost of £0.0001 per share to individuals designated by our underwriters, pursuant to an adviser’s agreement. Additionally, 14,484,858 shares that were previously issued at a cost of £0.0001 per share to several investors in 2021 were transferred to individuals designated by our underwriters, pursuant to an adviser’s agreement.

Advisory Fee

In January 2022, in connection with certain advisory services provided to BHL by E.F. Hutton, BHL issued 10,641,430 of its ordinary shares to affiliates of E.F. Hutton that are accredited investors.

U.S. Reorganization

On February 8, 2022, the Company consummated the U.S. Reorganization, in which the shareholders of BHL exchanged their ordinary and preference shares of BHL for a proportionate number of shares of our common stock and Series A Preferred Stock on a 21 to 1 basis. We issued an aggregate of 13,283,676 shares of our common stock and 200,000 shares of our Series A Preferred Stock in connection with the U.S. Reorganization. The exchange was affected pursuant to the Rule 506(b) Regulation D “safe harbor” for the private offering exemption of Section 4(a)(2) of the Securities Act.

Company 2022 Sales of Stock

From April to June of 2022, we sold 322,165 shares of common stock for total cash proceeds of $322,164.

The offer and sale of all securities listed in this item 15 was made to a limited number of accredited investors and qualified institutional buyers in reliance upon exemptions from the registration requirements pursuant to Section 4(a)(2) under the Securities Act and Regulation D promulgated under the Securities Act. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)     Exhibits.

EXHIBIT	DESCRIPTION
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of Brag House Holdings, Inc.
3.2*	Certificate of Amendment to Certificate of Incorporation of Brag House Holdings, Inc.
3.3*	Bylaws of Brag House Holdings, Inc.
5.1*	Opinion of McDermott Will & Emery LLP
10.1*	Moroch Agency Supplier Agreement
10.2*	Amazon Web Services Customer Agreement
10.3*	Original Issue Discount Convertible Promissory Note
10.4*	Form of Indemnification Agreement
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm (Marcum LLP)
23.2*	Consent of McDermott Will & Emery LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
99.1*	Consent of DeLu Jackson
99.2*	Consent of Michele Morrow
99.3*	Consent of Daniel Fidyra
107*	Filing Fee Table

____________

*        To be filed by amendment

(b)    Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

(c)     Filing Fee Table.

The Filing Fee Table and related disclosure is filed herewith as Exhibit 107.

Item 17. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Brooklyn, State of New York, on this day of               , 2023.

BRAG HOUSE HOLDINGS, INC.
By:
Lavell Juan Malloy, II
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Brag House Holdings, Inc., hereby severally constitute and appoint Lavell Juan Malloy, II and Daniel Leibovich, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in-person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	, 2023
Lavell Juan Malloy, II	(principal executive officer)
	Chief Operating Officer and Interim Chief Financial Officer	, 2023
Daniel Leibovich	(principal financial and accounting officer)
	Director	, 2023
DeLu Jackson
	Director	, 2023
Michele Morrow
	Director	, 2023
Daniel Fidyra